SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            REGISTRATION STATEMENT TO
                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6

                               FILE NO. 333-83456

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

A. Exact name of trust:             IDS Life Variable Life Separate Account

B. Name of depositor:               IDS LIFE INSURANCE COMPANY

C. Complete address of depositor's principal executive offices:

         70100 AXP Financial Center, Minneapolis, Minnesota 55474

D. Name and complete address of agent for service:

         Mary Ellyn Minenko, Esq.
         IDS Life Insurance Company
         50607 AXP Financial Center
         Minneapolis, Minnesota 55474

E. Title of securities being registered:

         Single Premium Variable Life Insurance Policy (AXP SPVL)

F. Approximate date of proposed public offering:

         May 29, 2002 or as soon as practicable.

American Express(R)
Single Premium Variable Life

Issued by:
IDS Life Insurance Company

Prospectus

May 29, 2002

A SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY


IDS Life Variable Life Separate Account

Issued and sold by:   IDS Life Insurance Company (IDS Life)
                      70100 AXP Financial Center
                      Minneapolis, MN 55474
                      Telephone: (800) 862-7919
                      Web site address: americanexpress.com


This prospectus contains information about the life insurance policy that you should know before investing. Prospectuses are also available for the underlying funds that are investment options under your policy. Please read all prospectuses carefully and keep them for future reference.

Variable life insurance is a complex vehicle. Before you invest, be sure to ask your sales representative about the variable life insurance policy's features, benefits, risks and fees, and whether variable life insurance is appropriate for you, based upon your financial situation and objectives.

Your sales representative may be authorized to offer you several different variable life insurance policies. Each policy has different features or benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the product. The different features and benefits may include investment and fund manager options, variations in interest rate amounts and guarantees and surrender charge schedules. The fees and charges may also be different between each policy.


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.


An investment in this policy is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this policy involves investment risk including possible loss of principal.

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1 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Table of Contents


The Policy in Brief                                                   3
Loads, Fees and Charges                                               4
     Fund Expenses                                                    5
     Premium Expense Charge                                           8
     Monthly Deduction                                                8
     Surrender Charge                                                 9
     Partial Surrender Charge                                         9
     Mortality and Expense Risk Charge                               10
     Transfer Charge                                                 10
     Optional Insurance Benefits                                     10
     Other Information on Charges                                    10
Purchasing Your Policy                                               10
     Application                                                     10
     Right to Examine Policy                                         10
     Premiums                                                        11
     Additional Premiums                                             11
Keeping The Policy in Force                                          11
     No Lapse Guarantee                                              11
     Grace Period                                                    11
     Reinstatement                                                   11
The Variable Account                                                 12
The Funds                                                            12
     Fund Objectives                                                 19
     Relationship between Funds and Subaccounts                      20
Rates of Return of the Funds and Subaccounts                         20
The Fixed Account                                                    29
Policy Value                                                         29
     Fixed Account Value                                             29
     Subaccount Values                                               29
Proceeds Payable Upon Death                                          31
     Increases in Specified Amount                                   31
     Misstatement of Age or Sex                                      32
     Suicide                                                         32
     Beneficiary                                                     32
Transfers Between the Fixed Account and Subaccounts                  32
     Fixed Account Transfer Policies                                 33
     Minimum Transfer Amounts                                        33
     Maximum Transfer Amounts                                        33
     Maximum Number of Transfers Per Year                            33
     Two Ways to Request a Transfer, Loan or Surrender               34
     Automated Transfers                                             34
     Automated Dollar-Cost Averaging                                 35
     Asset Rebalancing                                               35
Policy Loans                                                         36
Policy Surrenders                                                    37
     Total Surrenders                                                37
     Partial Surrenders                                              37
     Allocation of Partial Surrenders                                37
     Effect of Partial Surrenders                                    37
     Taxes                                                           37
     Exchange Right                                                  37
Optional Insurance Benefits                                          37
     Accelerated Benefit Rider for Terminal Illness                  37
Payment of Policy Proceeds                                           38
Federal Taxes                                                        40
     IDS Life's Tax Status                                           40
     Taxation of Policy Proceeds                                     40
     Modified Endowment Contracts                                    40
     Other Tax Considerations                                        41
IDS Life                                                             42
     Ownership                                                       42
     State Regulation                                                42
     Distribution of the Policy                                      42
     Legal Proceedings                                               42
     Experts                                                         43
Management of IDS Life                                               43
     Directors                                                       43
     Officers Other than Directors                                   43
Other Information                                                    44
     Substitution of Investments                                     44
     Voting Rights                                                   44
     Reports                                                         44
     Rating Agencies                                                 44
Policy Illustrations                                                 45
     Understanding the Illustrations                                 45
     Effect of Expenses and Charges                                  45
Key Terms                                                            48
Annual Financial Information                                         50
Notes to Financial Statements                                        74
Condensed Financial Information (Unaudited)                          79

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2 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

The Policy in Brief


Loads, fees and charges: You pay the following charges either directly (such as deductions from your premium payments or from your policy value), or indirectly (as deductions from the underlying funds.) These charges primarily compensate IDS Life for administering and distributing the policy as well as paying policy benefits and assuming related risks.

o Fund expenses -- applies only to the underlying funds and consists of investment management fees, taxes, brokerage commissions and nonadvisory expenses. (p. 5)
o Premium expense charge -- deducted from each premium payment to cover some distribution expenses, and state and local premium taxes and federal taxes. If the initial single premium is $5,000-$99,999, the premium expense charge is 3%. If the initial single premium is $100,000-$249,999, the premium expense charge is 2%. If the initial single premium is $250,000 and above, the premium expense charge is 1%. The minimum initial single premium is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older. (p. 8)
o Monthly deduction -- charged against the value of your policy each month (prior to the insured's attained insurance age 100), covering the cost of insurance, and any cost of optional insurance benefits. The cost of insurance depends on the amount of the death benefit, the policy value and the insured's attained insurance age, sex and risk classification. (p. 8)
o Surrender charge -- applies if you surrender your policy for its full cash surrender value, or the policy lapses, during the first 10 years and for 10 years after requesting an increase in the specified amount that was the result of additional premiums being paid. We base it on the premiums paid. (p. 9)
o Partial surrender charge -- may apply if you surrender part of the value of your policy during the first 10 years and for 10 years after an increase in specified amount that was a result of additional premiums being paid. (p. 9)
o Mortality and expense risk charge -- applies only to the subaccounts; equals, on an annual basis, 0.9% of the average daily net asset value of the subaccounts. (p. 10)

Purchasing your policy: To apply, send a completed application and premium payment to IDS Life's home office. You will need to provide medical and other evidence that the person you propose to insure (yourself or someone else) is insurable according to our underwriting rules before we can accept your application. (p. 10)

Right to examine policy: You may return your policy for any reason and receive a full refund of your premiums by mailing us the policy and a written request for cancellation within a specified period. (p. 10)

Premiums: In applying for your policy, you state how much you intend to pay for the initial single premium. You may also make additional premium payments subject to certain limits. During the first five policy years, you may make additional premium payments if you increase the specified amount. The minimum additional premium is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older. To increase the specified amount, you must provide medical or other evidence that the insured is insurable according to our underwriting rules. Increases in specified amount are allowed only prior to the insured's attained insurance age 80. If the policy is not considered a modified endowment contract when it is issued, any additional premiums paid that result in an increase in specified amount will most likely cause the policy to be considered a modified endowment contract.You may also make additional premium payments without increasing the specified amount if premiums are allowed by the Code. (p.
11)

No lapse guarantee (NLG): A feature of the policy guaranteeing the policy will remain in force:

o   for 30 policy years for insurance ages 0-55
o   until the insured's attained insurance age 85 for insurance ages 56-75
o   for 10 policy years for insurance ages 76 and older
o   for five policy years if the policy is purchased in Massachusetts or Texas.

This feature is in effect unless indebtedness exceeds the policy value minus surrender charges. (p. 11)

Grace period: If the cash surrender value of your policy becomes less than the amount needed to pay the monthly deduction and the no lapse guarantee is not in effect, you will have 61 days to pay the premium or loan repayment needed so that the next three monthly deductions can be paid. If you don't, the policy will lapse. (p. 11)

Reinstatement: If your policy lapses, it can be reinstated within five years. The reinstatement is subject to certain conditions including evidence of insurability satisfactory to IDS Life and the payment of a sufficient premium or loan repayment. (p. 11)

Purpose: The purpose of the policy is to provide life insurance protection on the life of the insured and to build policy value. The policy provides a death benefit that we pay to the beneficiary upon the insured's death. As in the case of other life insurance policies, it may not be advantageous to purchase this policy as a replacement for, or in addition to an existing life insurance policy.

The policy allows you, as the owner, to allocate your net premiums, or transfer policy value, to:

The variable account, consisting of subaccounts, each of which invests in a fund with a particular investment objective. You may direct premiums to any or all of these subaccounts. Your policy's value may increase or decrease daily, depending on the investment return. No minimum amount is guaranteed. (p. 12)

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3 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


The fixed account, which earns interest at rates that are adjusted periodically by IDS Life. This rate will never be lower than 4.0%. (p. 29)

Proceeds payable upon death: Prior to the insured's attained insurance age 100, your policy's death benefit can never be less than the specified amount, unless you change that amount or your policy has outstanding indebtedness. The death benefit is the greater of the specified amount or the policy value multiplied by the death benefit factor. The proceeds payable upon death of the insured is the death benefit minus outstanding indebtedness. (p. 31)

On or after the insured's attained insurance age 100, the proceeds payable upon the death of the insured will be the greater of:

o the policy value on the date of the insured's death minus any indebtedness on the date of the insured's death; or
o the policy value at the insured's attained insurance age 100 minus any indebtedness on the date of the insured's death.

Transfers between the fixed account and subaccounts: You may, at no charge, transfer policy value from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) We reserve the right to limit transfers to no more than five transfers per year by phone or mail. However, we also reserve the right to charge a fee for more than five transfers per year by phone or mail. You can also arrange for automated transfers among the fixed account and subaccounts. (p. 32)

Policy loans: You may borrow against your policy's cash surrender value. A policy loan, even if repaid, can have a permanent effect on the death benefit, policy value and no lapse guarantee. A loan also may have tax consequences, including IRSpenalties, if your policy lapses or you surrender it. (p. 36)

Policy surrenders: You may cancel the policy while it is in force and receive its cash surrender value. The cash surrender value is the policy value minus indebtedness, minus any applicable surrender charges. Partial surrenders may also be available with certain limits. Surrenders may be subject to IRS taxes and penalties (including a 10% IRS penalty if you surrender prior to your reaching age 59-1/2). (p. 37)

Exchange right: For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. In Connecticut, during the first 18 months after the policy is issued, you have the right to exchange the policy for a policy of permanent fixed benefit life insurance. (p. 37)

Optional insurance benefits-- You may choose to add additional benefits to your policy at an additional cost, in the form of riders. The amounts of these benefits do not vary with investment experience of the variable account. Certain restrictions apply and are clearly described in the applicable rider. (p. 37)

Payment of policy proceeds: We will pay policy proceeds when you surrender the policy or the insured dies. You or the beneficiary may choose whether you want us to make a lump sum payment or payments under one or more of certain options. (p. 38)

Federal taxes: The death benefit is not considered part of the beneficiary's income and thus is not subject to federal income taxes. When the proceeds are paid after the insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your initial investment in the policy, the excess may be taxable as ordinary income. Part or all of any proceeds you receive through full or partial surrender, lapse, policy loan or assignment of policy value may be subject to federal income tax as ordinary income. Proceeds other than death benefits from certain policies, classified as "modified endowments," are taxed differently from proceeds of conventional life insurance contracts and also may be subject to an additional 10% IRS penalty tax if you are younger than 59-1/2. A policy is considered to be a modified endowment if it was applied for or materially changed after June 21, 1988, and premiums paid in the early years exceed certain modified endowment limits. (p. 40)

The policy will be considered a modified endowment contract when it is issued unless the entire initial single premium is a result of an exchange under
Section 1035(a) of the Code from a life insurance policy that is not a modified endowment contract. If the policy is not considered a modified endowment contract when it is issued, any additional premiums paid that result in an increase in specified amount will most likely cause the policy to be considered a modified endowment contract.

Loads, Fees and Charges

Policy charges compensate IDS Life for:

o   providing the insurance benefits of the policy;
o   issuing the policy;
o   administering the policy;
o   assuming certain risks in connection with the policy; and
o   distributing the policy.

We deduct some of these charges from your premium payments. We deduct others periodically from your policy value in the fixed account and/or subaccounts. We may also assess a charge if you surrender your policy or the policy lapses.




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4 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


FUND EXPENSES
The investment managers and advisers receive fees for their services to the funds. The funds also pay taxes, brokerage commissions and nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges. The table below will help you understand the expenses that the funds pay.

Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)

                                                                        Management     12b-1         Other
                                                                           fees        fees        expenses       Total

AXP(R) Variable Portfolio -
     Blue Chip Advantage Fund                                              .54%         .13%         .11%          .78%(1)
     Bond Fund                                                             .60          .13          .07           .80(2)
     Capital Resource Fund                                                 .61          .13          .04           .78(2)
     Cash Management Fund                                                  .51          .13          .04           .68(2)
     Diversified Equity Income Fund                                        .55          .13          .23           .91(1)
     Emerging Markets Fund                                                1.16          .13          .46          1.75(1)
     Equity Select Fund                                                    .64          .13          .33          1.10(1)
     Extra Income Fund                                                     .62          .13          .07           .82(2)
     Federal Income Fund                                                   .61          .13          .10           .84(1)
     Global Bond Fund                                                      .84          .13          .10          1.07(2)
     Growth Fund                                                           .62          .13          .15           .90(1)
     International Fund                                                    .83          .13          .08          1.04(2)
     Managed Fund                                                          .59          .13          .04           .76(2)
     New Dimensions Fund(R)                                                .60          .13          .06           .79(2)
     Partners Small Cap Value Fund                                        1.02          .13          .35          1.50(1)
     S&P 500 Index Fund                                                    .29          .13          .07           .49(1)
     Small Cap Advantage Fund                                              .73          .13          .30          1.16(1)
     Stock Fund                                                            .56          .13          .41          1.10(1)
     Strategy Aggressive Fund                                              .60          .13          .05           .78(2)
AIM V.I.
     Capital Appreciation Fund, Series II                                  .61          .25          .24          1.10(3)
     Capital Development Fund, Series II                                   .75          .25          .41          1.41(3)
Alliance VP
     AllianceBernstein International Value Portfolio (Class B)              --          .25          .95          1.20(4)
     Growth and Income Portfolio (Class B)                                 .63          .25          .04           .92(5)
American Century(R) Variable Portfolios, Inc.
     VP International, Class II                                           1.19          .25           --          1.44(6),(7)
     VP Value, Class II                                                    .86          .25           --          1.11(6),(8)
Calvert Variable Series, Inc.
     Social Balanced Portfolio                                             .70           --          .17           .87(9)
Evergreen VA
     Capital Growth Fund, Class L Shares                                   .80          .25          .08          1.13(10)
Fidelity VIP
     Growth & Income Portfolio (Service Class 2)                           .48          .25          .11           .84(11)
     Mid Cap Portfolio (Service Class 2)                                   .58          .25          .11           .94(11)
     Overseas Portfolio (Service Class 2)                                  .73          .25          .20          1.18(11)

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5 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)
(continued)
                                                                        Management     12b-1         Other
                                                                           fees        fees        expenses       Total
FTVIPT
     Franklin Real Estate Fund - Class 2                                   .56%         .25%         .03%          .84%(12),(13)
     Franklin Small Cap Value Securities Fund - Class 2                    .57          .25          .20          1.02(13),(14)
     (previously FTVIPT Franklin Value Securities Fund - Class 2)
     Mutual Shares Securities Fund - Class 2                               .60          .25          .19          1.04(13)
Goldman Sachs VIT
     CORE(SM) U.S. Equity Fund                                             .70           --          .11           .81(15)
     Mid Cap Value Fund                                                    .80           --          .13           .93(15)
INVESCO VIF
     Dynamics Fund                                                         .75           --          .33          1.08(16),(17)
     Financial Services Fund                                               .75           --          .32          1.07(16),(17)
     Technology Fund                                                       .75           --          .32          1.07(16),(17)
     Telecommunications Fund                                               .75           --          .34          1.09(16),(17)
Janus Aspen Series
     Global Technology Portfolio: Service Shares                           .65          .25          .05           .95(18)
     International Growth Portfolio: Service Shares                        .65          .25          .06           .96(18)
Lazard Retirement Series
     International Equity Portfolio                                        .75          .25          .25          1.25(19)
MFS(R)
     Investors Growth Stock Series - Service Class                         .75          .25          .17          1.17(20),(21)
     New Discovery Series - Service Class                                  .90          .25          .16          1.31(20),(21),(22)
     Utilities Series - Service Class                                      .75          .25          .18          1.18(20),(21)
Pioneer VCT
     Pioneer Equity Income VCT Portfolio - Class II Shares                 .65          .25          .12          1.02(5)
     Pioneer Europe VCT Portfolio - Class II Shares                        .51          .25         2.46          3.22(23)
Putnam Variable Trust
     Putnam VT Health Sciences Fund - Class IB Shares                      .70          .25          .09          1.04(24)
     Putnam VT International Growth Fund - Class IB Shares                 .76          .25          .18          1.19(24)
     Putnam VT Vista Fund - Class IB Shares                                .61          .25          .06           .92(24)
Strong Funds
     Strong Opportunity Fund II - Advisor Class                            .75          .25          .54          1.54(25)
Wanger
     International Small Cap                                              1.24           --          .19          1.43(26)
     U.S. Smaller Companies                                                .94           --          .05           .99(26)
     (previously Wanger U.S. Small Cap)
Wells Fargo VT
     Asset Allocation Fund                                                 .49          .25          .26          1.00(27)
     International Equity Fund                                              --          .25          .75          1.00(27)
     Small Cap Growth Fund                                                 .63          .25          .32          1.20(27)

(1) The fund's expense figures are based on actual expenses, after fee waivers and expense reimbursements, for the fiscal year ending Aug. 31, 2001. Without fee waivers and expense reimbursements "Other expenses" and "Total" would be 0.29% and 0.96% for AXP(R) Variable Portfolio - Blue Chip Advantage Fund, 0.49% and 1.17% for AXP(R) Variable Portfolio - Diversified Equity Income Fund, 2.20% and 3.49% for AXP(R) Variable Portfolio - Emerging Markets Fund, 2.22% and 2.99% for AXP(R) Variable Portfolio - Equity Select Fund, 0.13% and 0.87% for AXP(R) Variable Portfolio - Federal Income Fund, 0.16% and 0.91% for AXP(R) Variable Portfolio - Growth Fund, 5.71% and 6.86% for AXP(R) Variable Portfolio - Partners Small Cap Value Fund, 0.89% and 1.31% for AXP(R) Variable Portfolio - S&P 500 Index Fund, 0.40% and 1.26% for AXP(R) Variable Portfolio - Small Cap Advantage Fund and 10.67% and 11.36% for AXP(R) Variable Portfolio - Stock Fund.
(2) The fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2001.
(3) The fund's expense figures are for the year ended Dec. 31, 2001 and are expressed as a percentage of Fund average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table.

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6 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


(4) From 5/1/01 through 4/30/02, Fund was capped at 1.20%. From 5/1/02 on, Fund will be capped at 1.45%. Absent such waiver, "Management fees," "Other expenses," and "Total" would be 1.00%, 8.06% and 9.31%.
(5) "Management Fees," "12b-1 Fees," "Other Expenses" and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 2001.
(6)  Annualized operating expenses of funds at Dec. 31, 2001.
(7) Aug. 15, 2001 (commencement of sale) through Dec. 31, 2001. The fund has a stepped fee schedule. As a result, the fund's management fee generally decreases as fund assets increase.
(8) Aug. 15, 2001 (commencement of sale) through Dec. 31, 2001. The fund has a stepped fee schedule. As a result, the fund's management fee generally decreases as fund assets increase.
(9) Management fees include an administrative fee paid by the Fund to Calvert Administrative Services Company, an affiliate of Calvert. "Other expenses" reflect an indirect fee resulting from the Portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Net operating expenses before reductions for fees paid indirectly would be 0.88% for Social Balanced.
(10) The Total ratio of expenses to average net assets excludes expense reductions but includes fee waivers. From time to time, the Fund's investment advisory may, at its discretion, reduce or waive its fees or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund's investment advisory may cease these waivers or reimbursements at any time. Without 12b-1 fee waivers, "Other Expenses" and "Total" were 0.24% and 1.29% for Evergreen VA Capital Growth Fund, Class L Shares.
(11) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.
(12) The Fund administration fee is paid indirectly through the management fee.
(13) The Fund's class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.
(14) The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Absent fee waivers and/or reimbursements. "Management Fees" and "Total" would have been 0.60% and 1.05% for Franklin Small Cap Value Securities Fund - Class 2.
(15) Expense ratios are shown after fee waivers and expense reimbursements by the investment adviser. The expense ratios before the waivers and reimbursements would have been: 0.70%, 0.12%, and 0.82% for CORE(SM) U.S. Equity Fund, and 0.80%, 0.14% and 0.94% for Mid Cap Value Fund. CORE(SM) U.S. Equity and Mid Cap Value Funds were under their respective expense caps of 0.20% and 0.25% in 2001. CORE(SM) is a service mark of Goldman, Sachs & Co.
(16) The Fund's actual Other Expenses and Total Annual Fund Operating Expenses were lower than the figures shown because its custodian fees were reduced under an expense offset arrangement.
(17) Certain expenses of the Fund were absorbed voluntarily by INVESCO pursuant to a commitment between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. After absorption, but excluding any expense offset arrangements, the Fund's Other Expenses and Total Annual Fund Operating Expenses for the fiscal year ended Dec. 31,2001 were insignificant.
(18) Expenses are based upon expenses for the fiscal year ended Dec. 31, 2001. All expenses are shown without the effect of expense offset arrangements.
(19) Total annual expenses for the Lazard International Equity Portfolio have been reimbursed through Dec. 31, 2001 to the extent that they exceed in any fiscal year 1.25% of the Portfolios' average daily net assets. Absent fee waivers and/or reimbursements, "Other expenses" and "Total" expenses for the year ended Dec. 31, 2001 would have been 0.94% and 1.94% for International Equity Portfolio.
(20) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sales and distribution of service class shares (these fees are referred to as distribution fees).
(21) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower, and for service class shares would be estimated to be: 1.15% for Investors Growth Stock Series, 1.30% for New Discovery Series and 1.17% for Utilities Series.
(22) MFS has contractually agreed, subject to reimbursement, to bear expenses for the series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed 0.15% annually. Without this agreement, "Other Expenses" and "Total" would be 0.19% and 1.34% for New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series.
(23) The Portfolio's expense figures are based on actual expenses for the fiscal year ending Dec. 31, 2001 after management fee waiver and expense reimbursements. Absent this arrangement, "Management fees," "Other expenses" and "Total" would be 1.00%, 3.32% and 4.57% for Pioneer Europe VCT Portfolio.
(24) Restated to reflect an increase in 12b-1 fees currently payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.22% of average net assets.
(25) The fund has adopted a Rule 12b-1 distribution plan for the Advisor Class shares. Under the distribution plan, the fund may make monthly payments to the fund's distributor at the annual rate of 1.00% of the average daily net assets of the fund attributable to its Advisor Class shares. However, under the Distribution Agreement for the Advisor Class shares, payments to the fund's distributor under the distribution plan are currently limited to payment at an annual rate equal to 0.25% of average daily net assets attributable to Advisor Class shares. Shareholder approval is required to increase the distribution fee from 0.25% to 1.00%. The 12b-1 payments may be made for distribution-related services and other services that are primarily intended to result in the sale of Advisor Class shares of the fund. Because Rule 12b-1 fees are ongoing, over time they will increase the cost of an investment in the Advisor Class shares of the fund and may cost more than other types of sales charges. The fund's distributor has voluntarily agreed to waive a portion of the fees. Absent this waiver, "Total" expenses would be 1.55%.
(26) Figures in "Management fees," "12b-1 fees," "Other expenses," and "Total" are based on actual expenses for the fiscal year ended Dec. 31, 2001. Liberty Wanger Asset Management, L.P. will reimburse the Fund if its annual ordinary operating expenses exceed 2.00% of average daily net assets. This commitment expires on Sept. 30, 2002.
(27) Amounts are based on estimated expenses for 2002. The advisor has contractually undertaken to waive its fee and to reimburse the funds for certain expenses. Without such an arrangement the "Management fees," and "Total" would be 0.55% and 1.06% for Wells Fargo VT Asset Allocation Fund, 0.75% and 3.40% for Wells Fargo VT International Equity Fund and 0.75% and 1.32% for Wells Fargo VT Small Cap Growth Fund.

IDS Life has entered into certain arrangements under which it is compensated by the funds' advisers and/or distributors for the administrative services it provides to these funds.

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7 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

PREMIUM EXPENSE CHARGE
We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the account(s) you have selected. The premium expense charge is 3% if your initial single premium is $5,000-$99,999. If your initial single premium is $100,000-$249,999, the premium expense charge is 2% of each premium payment. If your initial single premium is $250,000 and above, the premium expense charge is 1% of each premium payment. The premium expense charge partially compensates IDS Life for expenses of distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. (The surrender charge, discussed under "Surrender Charge," below also may partially compensate these expenses.) It also compensates IDS Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.

MONTHLY DEDUCTION
On each monthly date prior to the insured's attained insurance age 100 we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

1.  the cost of insurance for the policy month; and

2. charges for any optional insurance benefits provided by rider for the policy month.

We explain each of the two components below.

You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the fixed account and from each of the subaccounts you have chosen. You may change these percentages for future monthly deductions by writing to us.

We will take monthly deductions from the fixed account and the subaccounts on a pro rata basis if:

o you do not specify the accounts from which you want us to take the monthly deduction, or
o the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified.

Components of the monthly deduction:

1. Cost of Insurance: primarily, the cost of providing the death benefit under your policy. The cost of insurance for a policy month is calculated as: a x (b - c) where:

(a) is the monthly cost of insurance rate based on the insured's attained insurance age, sex (unless unisex rates are required by law), risk classification and initial single premium. Generally, the cost of insurance rate will increase as the insured's attained insurance age increases.

We set the rates based on our expectations as to future mortality experience. We may change the rates from time to time; any change will apply to all individuals of the same rate classification. However, rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in your policy, which are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Last Birthday.

(b) is the death benefit on the monthly date divided by 1.0032737 (which reduces IDS Life's net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%).

(c) is the policy value on the monthly date. At this point, the policy value has been reduced by any charges for optional riders.

Note for Montana residents: Please disregard all policy provisions in this prospectus that are based on the sex of the insured. The policy will be issued on a unisex basis. Also disregard references to mortality tables; the tables will be replaced with an 80% male, 20% female blend of the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Nearest Birthday.

2. Optional insurance benefit charges: charges for any optional benefits you add to the policy by rider. (See "Optional Insurance Benefits.")

--------------------------------------------------------------------------------
8 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

SURRENDER CHARGE
If you surrender your policy or the policy lapses during the first 10 policy years and in the 10 years following an increase in specified amount, we will assess a surrender charge. The applicable surrender charge will be any remaining surrender charge less the sum of all previous partial surrender charges assessed.

The surrender charge reimburses IDS Life for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.

The surrender charge for the initial specified amount is shown in your policy. The surrender charge for the initial specified amount will decrease monthly until it is zero after ten policy years. If you increase the specified amount, an additional surrender charge will apply. We will show the additional surrender charge in a revised policy. The additional surrender charge will decrease monthly until it is zero after ten policy years following the increase in specified amount.

The surrender charge is a percent of the initial single premium or premium required to increase the specified amount. It varies by the insured's insurance age or, the insured's attained insurance age at the time of an increase in specified amount, and the number of years since the policy was issued or the number of years since an increase in specified amount.

Policy year or years since              Insurance age or                    Insurance age or               Insurance age or
specified amount increase      attained insurance age less than 71    attained insurance age 71-80    attained insurance age 81+
 1                                         8.00%                               7.00%                        6.50%
 2                                         7.20                                6.30                         5.85
 3                                         6.40                                5.60                         5.20
 4                                         5.60                                4.90                         4.55
 5                                         4.80                                4.20                         3.90
 6                                         4.00                                3.50                         3.25
 7                                         3.20                                2.80                         2.60
 8                                         2.40                                2.10                         1.95
 9                                         1.60                                1.40                         1.30
10                                         0.80                                0.70                         0.65
11+                                        0.00                                0.00                         0.00

PARTIAL SURRENDER CHARGE
If you surrender part of the value of your policy, we may assess a partial surrender charge.

After the first policy year, partial surrenders may be made without incurring a partial surrender charge. Free partial surrenders are those partial surrenders that do not exceed 10% of the beginning of year policy value minus beginning of year indebtedness.

For the portion of the partial surrender that exceeds the free partial surrender amount, a partial surrender charge is applied after the free partial is taken. The charge for the remaining portion of the partial surrender is equal to the full surrender charge multiplied by the partial surrender amount divided by the cash surrender value. This charge will never exceed 10% of the amount surrendered.

The remaining policy value after a partial surrender can not be less than $5,000.

--------------------------------------------------------------------------------
9 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

MORTALITY AND EXPENSE RISK CHARGE
This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the average daily net asset value of the subaccounts. Computed daily, the charge compensates IDS Life for:

o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.
o Expense risk -- the risk that the surrender charge (described above) may be insufficient to cover the cost of administering the policy.

Any profit from the mortality and expense risk charge would be available to IDS Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. IDS Life will make up any further deficit from its general assets.

TRANSFER CHARGE
We reserve the right to limit transfers by mail or telephone to five per policy year. If we allow more than five transfers by mail or telephone per policy year, we also reserve the right to assess a fee for each transfer in excess of five made by mail or telephone. We guarantee that this fee will not exceed $25.00 per transfer for the duration of your policy.

OPTIONAL INSURANCE BENEFITS
The charge for additional insurance benefits added by rider will be specified in the policy or in a supplement to the policy.

OTHER INFORMATION ON CHARGES
IDS Life may reduce or eliminate various fees and charges when we incur lower sales costs and/or perform fewer administrative services than usual.

Purchasing Your Policy

APPLICATION
To apply for coverage, complete an application and send it with your premium payment to IDS Life's home office. In your application, you:

o state the initial single premium you intend to pay. The minimum initial single premium is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older.
o   designate a beneficiary; and
o state how premiums are to be allocated among the fixed account and/or the subaccounts.

Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. We may decline your application if we determine the individual is not insurable and we will return any premium you have paid.

Age limit: IDS Life generally will not issue a policy where the proposed insured is over the insurance age of 90. We may, however, do so at our sole discretion.

Risk classification: The risk classification is based on the insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See "Loads, Fees and Charges" and "Optional Insurance Benefits.")

Other conditions: In addition to proving insurability, you and the insured must also meet certain conditions, stated in the application form, before coverage will become effective and your policy will be delivered to you.

Incontestability: IDS Life will have two years from the effective date of your policy to contest the truth of statements or representations in your application. After the policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the truth of statements or representations in your application.

RIGHT TO EXAMINE POLICY
You may return your policy for any reason and receive a full refund of all premiums paid. To do so, you must mail or deliver the policy to IDS Life's home office or your financial advisor with a written request for cancellation:

o by the 10th day after you receive it (15th day in Colorado, 20th day in Idaho and North Dakota.)

On the date your request is postmarked or received, the policy will immediately be considered void from the start.

--------------------------------------------------------------------------------
10 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

PREMIUMS
Payment of premiums: In applying for your policy, you decide how much you intend to pay. The minimum initial single premium you may pay is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older.

Allocation of premiums: Until the policy date, we hold all premiums in the fixed account and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees, charges and expenses.

We convert any amount that you allocate to a subaccount into accumulation units of that subaccount, as explained under "Policy Value." Similarly, when you transfer value between subaccounts, we convert accumulation units in one subaccount into a cash value, which we then convert into accumulation units of the second subaccount.

ADDITIONAL PREMIUMS
During the first five policy years, you may make additional premium payments if you increase the specified amount. The minimum additional premium is $5,000 for insurance ages 0-19 and $10,000 for insurance ages 20 and older. To increase the specified amount, you must provide medical or other evidence that the insured is insurable according to our underwriting rules. Increases in specified amount are allowed only prior to the insured's attained insurance age 80. You may also make additional premium payments without increasing the specified amount if premiums are allowed by the Code. Premium payments are never allowed on or after the insured's attained insurance age 100. IDSLife reserves the right to limit the number and amount of additional premium payments.

Keeping The Policy in Force

NO LAPSE GUARANTEE
The NLG provides that even if the cash surrender value is insufficient to pay the monthly deduction, your policy will remain in force:

o   for 30 policy years for insurance ages 0-55
o   until the insured's attained insurance age 85 for insurance ages 56-75
o   for 10 policy years for insurance ages 76 and older
o   for five policy years if the policy is purchased in Massachusetts or Texas.

However, the no lapse guarantee feature is not in effect if indebtedness exceeds the policy value minus surrender charges. Your policy will lapse (terminate) if indebtedness exceeds the policy value minus surrender charges. Although the policy can be reinstated as explained below, the NLG cannot be reinstated.

GRACE PERIOD
If on a monthly date the cash surrender value of your policy is less than the monthly deduction and the no lapse guarantee is not in effect, you will have 61 days to pay the required premium or loan repayment amount. If you do not pay the required premium or loan repayment, the policy will lapse.

IDS Life will mail a notice to your last known address, requesting the payment needed so that the next three monthly deductions can be made. If we receive this payment before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any balance to the policy value and allocate it in the same manner as other premium payments or loan repayments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal Taxes.") If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

REINSTATEMENT
Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life will require:

o   a written request;
o   evidence satisfactory to IDS Life that the insured remains insurable;
o   payment of the required reinstatement premium or loan repayment; and
o   payment or reinstatement of any indebtedness that has not been repaid.

The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. The suicide period (See "Proceeds Payable Upon Death") will apply from the effective date of reinstatement (except in Georgia, Louisiana, Nebraska, Oklahoma, Pennsylvania, South Carolina, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.

We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

--------------------------------------------------------------------------------
11 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

The Variable Account

We established the variable account on Oct. 16, 1985, under Minnesota law. It is registered as a single unit investment trust under the Investment Company Act of 1940. The variable account consists of a number of subaccounts, each of which invests in shares of a particular fund. This registration does not involve any SEC supervision of the account's management or investment practices or policies.

The variable account meets the definition of a separate account under federal securities laws. Income, capital gains or capital losses of each subaccount are credited to or charged against the assets of that subaccount alone. State insurance law provides that we will not charge a variable subaccount with liabilities of any other subaccount or of any other business conducted by IDS Life. Other variable life insurance policies that are not described in this prospectus also invest in subaccounts of the variable account. At all times, IDS Life will maintain assets in the subaccounts with total market value at least equal to the reserves and other liabilities required to cover insurance benefits under all policies participating in the subaccount.

The U.S. Treasury and the IRS indicated they may provide additional guidance on investment control. This concerns how many subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the owner would be currently taxed on income earned within subaccount assets. We do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the policy, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

The Funds

You can direct your premiums to any or all of the subaccounts of the variable account that invest in shares of the following funds:


Subaccount       Investing In              Investment Objectives and Policies      Investment Adviser or Manager
---------------- ------------------------- --------------------------------------- ----------------------------------
FBC              AXP(R) Variable           Objective: long-term total return       IDS Life, investment manager;
                 Portfolio - Blue Chip     exceeding that of the U.S. stock        AEFC, investment adviser.
                 Advantage Fund            market. Invests primarily in blue
                                           chip stocks. Blue chip stocks are
                                           issued by companies with a market
                                           capitalization of at least $1
                                           billion, an established management, a
                                           history of consistent earnings and a
                                           leading position within their
                                           respective industries.
---------------- ------------------------- --------------------------------------- ----------------------------------
FBD              AXP(R) Variable           Objective: high level of current        IDS Life, investment manager;
                 Portfolio - Bond Fund     income while conserving the value of    AEFC, investment adviser.
                                           the investment and continuing a high
                                           level of income for the longest time
                                           period. Invests primarily in bonds
                                           and other debt obligations.
---------------- ------------------------- --------------------------------------- ----------------------------------
FCR              AXP(R) Variable           Objective: capital appreciation.        IDS Life, investment manager;
                 Portfolio - Capital       Invests primarily in U.S. common        AEFC, investment adviser.
                 Resource Fund             stocks and other securities
                                           convertible into common stocks.
---------------- ------------------------- --------------------------------------- ----------------------------------
FCM              AXP(R) Variable           Objective: maximum current income       IDS Life, investment manager;
                 Portfolio - Cash          consistent with liquidity and           AEFC, investment adviser.
                 Management Fund           stability of principal. Invests
                                           primarily in money market securities.
---------------- ------------------------- --------------------------------------- ----------------------------------
FDE              AXP(R) Variable           Objective: a high level of current      IDS Life, investment manager;
                 Portfolio - Diversified   income and, as a secondary goal,        AEFC, investment adviser.
                 Equity Income Fund        steady growth of capital. Invests
                                           primarily in dividend-paying common
                                           and preferred stocks.
---------------- ------------------------- --------------------------------------- ----------------------------------
FEM              AXP(R) Variable           Objective: long-term capital growth.    IDS Life, investment manager;
                 Portfolio - Emerging      Invests primarily in equity             AEFC, investment adviser;
                 Markets Fund              securities of companies in emerging     American Express Asset
                                           market countries.                       Management International, Inc.,
                                                                                   a wholly-owned subsidiary of
                                                                                   AEFC, is the sub-adviser.
---------------- ------------------------- --------------------------------------- ----------------------------------

--------------------------------------------------------------------------------
12 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Subaccount       Investing In              Investment Objectives and Policies      Investment Adviser or Manager
---------------- ------------------------- --------------------------------------- ----------------------------------
FES              AXP(R) Variable           Objective: growth of capital. Invests   IDS Life, investment manager;
                 Portfolio - Equity        primarily in equity securities of       AEFC, investment adviser.
                 Select Fund               medium-sized companies.
---------------- ------------------------- --------------------------------------- ----------------------------------
FEX              AXP(R) Variable           Objective: high current income, with    IDS Life, investment manager;
                 Portfolio - Extra         capital growth as a secondary           AEFC, investment adviser.
                 Income Fund               objective. Invests primarily in
                                           high-yielding, high-risk corporate
                                           bonds (junk bonds) issued by U.S. and
                                           foreign companies and governments.
---------------- ------------------------- --------------------------------------- ----------------------------------
FFI              AXP(R) Variable           Objective: a high level of current      IDS Life, investment manager;
                 Portfolio - Federal       income and safety of principal          AEFC, investment adviser.
                 Income Fund               consistent with an investment in U.S.
                                           government and government agency
                                           securities. Invests primarily in debt
                                           obligations issued or guaranteed as
                                           to principal and interest by the U.S.
                                           government, its agencies or
                                           instrumentalities.
---------------- ------------------------- --------------------------------------- ----------------------------------
FGB              AXP(R) Variable           Objective: high total return through    IDS Life, investment manager;
                 Portfolio - Global Bond   income and growth of capital.           AEFC, investment adviser.
                 Fund                      Non-diversified fund that invests
                                           primarily in debt obligations of U.S.
                                           and foreign issuers.
---------------- ------------------------- --------------------------------------- ----------------------------------
FGR              AXP(R) Variable           Objective: long-term capital growth.    IDS Life, investment manager;
                 Portfolio - Growth Fund   Invests primarily in common stocks      AEFC, investment adviser.
                                           and securities convertible into
                                           common stocks that appear to offer
                                           growth opportunities.
---------------- ------------------------- --------------------------------------- ----------------------------------
FIE              AXP(R) Variable           Objective: capital appreciation.        IDS Life, investment manager;
                 Portfolio -               Invests primarily in common stocks or   AEFC, investment adviser.
                 International Fund        convertible securities of foreign       American Express Asset
                                           issuers that offer strong growth        Management International, Inc.,
                                           potential.                              a wholly-owned subsidiary of
                                                                                   AEFC, is the sub-adviser.
---------------- ------------------------- --------------------------------------- ----------------------------------
FMF              AXP(R) Variable           Objective: maximum total investment     IDS Life, investment manager;
                 Portfolio - Managed Fund  return through a combination of         AEFC, investment adviser.
                                           capital growth and current income.
                                           Invests primarily in a combination of
                                           common and preferred stocks,
                                           convertible securities, bonds and
                                           other debt securities.
---------------- ------------------------- --------------------------------------- ----------------------------------
FND              AXP(R) Variable           Objective: long-term growth of          IDS Life, investment manager;
                 Portfolio - New           capital. Invests primarily in common    AEFC, investment adviser.
                 Dimensions Fund(R)        stocks showing potential for
                                           significant growth.
---------------- ------------------------- --------------------------------------- ----------------------------------
FPS              AXP(R) Variable           Objective: long term capital            IDS Life, investment manager;
                 Portfolio - Partners      appreciation. Non-diversified fund      AEFC, investment adviser; Royce
                 Small Cap Value Fund      that invests primarily in equity        & Associates, LLC and EQSF
                                           securities.                             Advisers, Inc., sub-advisers.
---------------- ------------------------- --------------------------------------- ----------------------------------
FIV              AXP(R) Variable           Objective: long-term capital            IDS Life, investment manager;
                 Portfolio - S&P 500       appreciation. Non-diversified fund      AEFC, investment adviser.
                 Index Fund                that invests primarily in securities
                                           that are expected to provide
                                           investment results that correspond to
                                           the performance of the S&P 500 Index.
---------------- ------------------------- --------------------------------------- ----------------------------------

--------------------------------------------------------------------------------
13 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Subaccount       Investing In              Investment Objectives and Policies      Investment Adviser or Manager
---------------- ------------------------- --------------------------------------- ----------------------------------
FSM              AXP(R) Variable           Objective: long-term capital growth.    IDS Life, investment manager;
                 Portfolio - Small Cap     Invests primarily in equity stocks of   AEFC, investment adviser;
                 Advantage Fund            small companies that are often          Kenwood Capital Management LLC,
                                           included in the Russell 2000 Index      sub-adviser.
                                           and/or have market capitalization
                                           under $2 billion.
---------------- ------------------------- --------------------------------------- ----------------------------------
FST              AXP(R) Variable           Objective: current income and growth    IDS Life, investment manager;
                 Portfolio - Stock Fund    of capital. Invests primarily in        AEFC, investment adviser.
                                           common stocks and securities
                                           convertible into common stock.
---------------- ------------------------- --------------------------------------- ----------------------------------
FSA              AXP(R) Variable           Objective: capital appreciation.        IDS Life, investment manager;
                 Portfolio - Strategy      Invests primarily in equity             AEFC, investment adviser.
                 Aggressive Fund           securities of growth companies.
---------------- ------------------------- --------------------------------------- ----------------------------------
FAC              AIM V.I. Capital          Objective: growth of capital. Invests   A I M Advisors, Inc.
                 Appreciation Fund,        principally in common stocks of
                 Series II                 companies likely to benefit from new
                                           or innovative products, services or
                                           processes as well as those with
                                           above-average growth and excellent
                                           prospects for future growth.
---------------- ------------------------- --------------------------------------- ----------------------------------
FAD              AIM V.I. Capital          Objective: long term growth of          A I M Advisors, Inc.
                 Development Fund,         capital. Invests primarily in
                 Series II                 securities (including common stocks,
                                           convertible securities and bonds) of
                                           small- and medium-sized companies.
---------------- ------------------------- --------------------------------------- ----------------------------------
FAB              Alliance VP               Objective: long-term growth of          Alliance Capital Management, L.P.
                 AllianceBernstein         capital. Invests primarily in a
                 International Value       diversified portfolio of foreign
                 Portfolio (Class B)       equity securities.
---------------- ------------------------- --------------------------------------- ----------------------------------
FAL              Alliance VP Growth and    Objective: reasonable current income    Alliance Capital Management, L.P.
                 Income Portfolio (Class   and reasonable appreciation. Invests
                 B)                        primarily in dividend-paying common
                                           stocks of good quality.
---------------- ------------------------- --------------------------------------- ----------------------------------
FAI              American Century(R) VP    Objective: long term capital growth.    American Century Investment
                 International, Class II   Invests primarily in stocks of          Management, Inc.
                                           growing foreign companies in
                                           developed countries.
---------------- ------------------------- --------------------------------------- ----------------------------------
FAV              American Century(R) VP    Objective: long-term capital growth,    American Century Investment
                 Value, Class II           with income as a secondary objective.   Management, Inc.
                                           Invests primarily in stocks of
                                           companies that management believes to
                                           be undervalued at the time of
                                           purchase.
---------------- ------------------------- --------------------------------------- ----------------------------------
FSB              Calvert Variable          Objective: income and capital growth.   Calvert Asset Management
                 Series, Inc. Social       Invests primarily in stocks, bonds      Company, Inc. (CAMCO),
                 Balanced Portfolio        and money market instruments which      investment adviser. SSgA Funds
                                           offer income and capital growth         Management, Inc. and Brown
                                           opportunity and which satisfy the       Capital Management are the
                                           investment and social criteria.         investment subadvisers.
---------------- ------------------------- --------------------------------------- ----------------------------------
FCG              Evergreen VA Capital      Objective: long-term capital growth.    Evergreen Investment Management
                 Growth Fund, Class L      The fund seeks to achieve its goal by   Company, LLC. Pilgrim Baxter
                 Shares                    investing primarily in common stocks    Value Investors, Inc. is the
                                           of large U.S. companies, which the      sub-investment adviser.
                                           portfolio managers believe have the
                                           potential for capital growth over the
                                           intermediate- and long-term.
---------------- ------------------------- --------------------------------------- ----------------------------------

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14 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Subaccount       Investing In              Investment Objectives and Policies      Investment Adviser or Manager
---------------- ------------------------- --------------------------------------- ----------------------------------
FFG              Fidelity VIP Growth &     Strategy: high total return through a   Fidelity Management & Research
                 Income Portfolio          combination of current income and       Company (FMR), investment
                 (Service Class 2)         capital appreciation. Normally          manager; FMR U.K. and FMR Far
                                           invests a majority of assets in         East, sub-investment advisers.
                                           common stocks with a focus on those
                                           that pay current dividends and show
                                           potential for capital appreciation.
---------------- ------------------------- --------------------------------------- ----------------------------------
FFM              Fidelity VIP Mid Cap      Strategy: long-term growth of           FMR, investment manager; FMR
                 Portfolio (Service        capital. Normally invests at least      U.K. and FMR Far East,
                 Class 2)                  80% of assets in companies with         sub-investment advisers.
                                           medium market capitalization common
                                           stocks.
---------------- ------------------------- --------------------------------------- ----------------------------------
FFO              Fidelity VIP Overseas     Strategy: long-term growth of           FMR, investment manager; FMR
                 Portfolio (Service        capital. Invests primarily in common    U.K., FMR Far East, Fidelity
                 Class 2)                  stocks of foreign securities.           International Investment
                                                                                   Advisors (FIIA) and FIIA U.K.,
                                                                                   sub-investment advisers.
---------------- ------------------------- --------------------------------------- ----------------------------------
FRE              FTVIPT Franklin Real      Objective: capital appreciation with    Franklin Advisers, Inc.
                 Estate Fund - Class 2     a secondary goal to earn current
                                           income. Invests at least 80% of its
                                           net assets in investments of
                                           companies operating in the real
                                           estate industry. The Fund invests
                                           primarily in equity real estate
                                           investment trusts (REITs).
---------------- ------------------------- --------------------------------------- ----------------------------------
FSV              FTVIPT Franklin Small     Objective: long-term total return.      Franklin Advisory Services, LLC
                 Cap Value Securities      Invests at least 80% of its net
                 Fund - Class 2            assets in investments of small
                 (previously FTVIPT        capitalization companies. For this
                 Franklin Value            Fund, small capitalization companies
                 Securities Fund - Class   are those that have a market cap not
                 2)                        exceeding $2.5 billion, at the time
                                           of purchase. Invests primarily in
                                           equity securities of companies
                                           manager believes are selling
                                           substantially below the underlying
                                           value of their assets or their
                                           private market value.
---------------- ------------------------- --------------------------------------- ----------------------------------
FMS              FTVIPT Mutual Shares      Objective: capital appreciation with    Franklin Mutual Advisers, LLC
                 Securities Fund - Class   income as a secondary goal. Invests
                 2                         primarily in equity securities of
                                           companies that the manager believes
                                           are available at market prices less
                                           than their value based on certain
                                           recognized or objective criteria
                                           (intrinsic value).
---------------- ------------------------- --------------------------------------- ----------------------------------
FUE              Goldman Sachs VIT         Objective: seeks long-term growth of    Goldman Sachs Asset Management
                 CORE(SM) U.S. Equity      capital and dividend income. Invests,
                 Fund                      under normal circumstances, at least
                                           90% of its total assets (not
                                           including securities lending
                                           collateral and any investment of that
                                           collateral) measured at time of
                                           purchase, in a broadly diversified
                                           portfolio of large-cap and blue chip
                                           equity investments representing all
                                           major sectors of the U.S. economy.
---------------- ------------------------- --------------------------------------- ----------------------------------

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15 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Subaccount       Investing In              Investment Objectives and Policies      Investment Adviser or Manager
---------------- ------------------------- --------------------------------------- ----------------------------------
FMC              Goldman Sachs VIT Mid     Objective: seeks long-term capital      Goldman Sachs Asset Management
                 Cap Value Fund            appreciation. Invests, under normal
                                           circumstances, at least 80% of its
                                           net assets plus any borrowing for
                                           investment purposes (measured at time
                                           of purchase) in a diversified
                                           portfolio of equity investments in
                                           mid-capitalization issuers within the
                                           range of the market capitalization of
                                           companies constituting the Russell
                                           Midcap Value index at the time of
                                           investment.
---------------- ------------------------- --------------------------------------- ----------------------------------
FID              INVESCO VIF - Dynamics    Objective: long-term growth of          INVESCO Funds Group, Inc.
                 Fund                      capital. Invests primarily in common
                                           stocks of mid-sized companies -
                                           companies included in the Russell
                                           Mid-Cap Growth Index at the time of
                                           purchase, or if not included in that
                                           Index, those with market
                                           capitalizations between $2.5 billion
                                           and $15 billion at the time of
                                           purchase. The Fund also has the
                                           flexibility to invest in other types
                                           of securities, including preferred
                                           stocks, convertible securities and
                                           bonds.
---------------- ------------------------- --------------------------------------- ----------------------------------
FFS              INVESCO VIF - Financial   Objective: long-term growth of          INVESCO Funds Group, Inc.
                 Services Fund             capital. Aggressively managed.
                                           Invests at least 80% of its assets in
                                           the equity securities and
                                           equity-related instruments of
                                           companies involved in the financial
                                           services sector. These companies
                                           include but are not limited to,
                                           banks, insurance companies, and
                                           investment and miscellaneous
                                           industries (asset managers, brokerage
                                           firms, government-sponsored agencies
                                           and suppliers to financial services
                                           companies).
---------------- ------------------------- --------------------------------------- ----------------------------------
FTC              INVESCO VIF -             Objective: long-term growth of          INVESCO Funds Group, Inc.
                 Technology Fund           capital. The Fund is aggressively
                                           managed. Invests at least 80% of its
                                           assets in equity securities and
                                           equity-related instruments of
                                           companies engaged in
                                           technology-related industries. These
                                           include, but are not limited to,
                                           applied technology, biotechnology,
                                           communications, computers,
                                           electronics, Internet, IT services
                                           and consulting, software,
                                           telecommunications equipment and
                                           services, IT infrastructure, and
                                           networking companies. Many of these
                                           products and services are subject to
                                           rapid obsolescence, which may lower
                                           the market value of securities of the
                                           companies in this sector.
---------------- ------------------------- --------------------------------------- ----------------------------------

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16 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Subaccount       Investing In              Investment Objectives and Policies      Investment Adviser or Manager
---------------- ------------------------- --------------------------------------- ----------------------------------
FTL              INVESCO VIF -             Objective: long-term growth of          INVESCO Funds Group, Inc.
                 Telecommunications Fund   capital. Current income is a
                                           secondary objective. The Fund is
                                           aggressively managed. Invests
                                           primarily in equity securities of
                                           companies involved in the design,
                                           development manufacture, distribution
                                           or sale of communications services
                                           and equipment, and companies that are
                                           involved in supplying equipment or
                                           services to such companies. The
                                           telecommunications sector includes
                                           companies that offer telephone
                                           services, wireless communications,
                                           satellite communications, television
                                           and movie programming, broadcasting
                                           and Internet access.
---------------- ------------------------- --------------------------------------- ----------------------------------
FGT              Janus Aspen Series        Objective: long-term growth of          Janus Capital
                 Global Technology         capital. Non-diversified mutual fund
                 Portfolio: Service        that invests, under normal
                 Shares                    circumstances, at least 80% of its
                                           net assets in securities of companies
                                           that the portfolio manager believes
                                           will benefit significantly from
                                           advances or improvements in
                                           technology. It implements this policy
                                           by investing primarily in equity
                                           securities of U.S. and foreign
                                           companies selected for their growth
                                           potential.
---------------- ------------------------- --------------------------------------- ----------------------------------
FIG              Janus Aspen Series        Objective: long-term growth of          Janus Capital
                 International Growth      capital. Invests, under normal
                 Portfolio: Service        circumstances, at least 80% of its
                 Shares                    net assets in securities of issuers
                                           from at least five different
                                           countries, excluding the United
                                           States. Although the Portfolio
                                           intends to invest substantially all
                                           of its assets in issuers located
                                           outside the United States, it may at
                                           times invest in U.S. issuers and it
                                           may at times invest all of its assets
                                           in fewer than five countries or even
                                           a single country.
---------------- ------------------------- --------------------------------------- ----------------------------------
FIP              Lazard Retirement         Objective: long-term capital            Lazard Asset Management
                 International Equity      appreciation. Invests primarily in
                 Portfolio                 equity securities, principally common
                                           stocks of relatively large non-U.S.
                                           companies with market capitalizations
                                           in the range of the Morgan Stanley
                                           Capital International (MSCI) Europe,
                                           Australia and Far East (EAFE(R))
                                           Index that the Investment Manager
                                           believes are undervalued based on
                                           their earnings, cash flow or asset
                                           values.
---------------- ------------------------- --------------------------------------- ----------------------------------
FGW              MFS(R) Investors Growth   Objective: long-term growth of          MFS Investment Management(R)
                 Stock Series - Service    capital and future income. Invests at
                 Class                     least 80% of its total assets in
                                           common stocks and related securities
                                           of companies which MFS believes offer
                                           better than average prospects for
                                           long-term growth.
---------------- ------------------------- --------------------------------------- ----------------------------------

--------------------------------------------------------------------------------
17 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Subaccount       Investing In              Investment Objectives and Policies      Investment Adviser or Manager
---------------- ------------------------- --------------------------------------- ----------------------------------
FDS              MFS(R) New Discovery      Objective: capital appreciation.        MFS Investment Management(R)
                 Series - Service Class    Invests primarily in equity
                                           securities of emerging growth
                                           companies.
---------------- ------------------------- --------------------------------------- ----------------------------------
FUT              MFS(R) Utilities Series   Objective: capital growth and current   MFS Investment Management(R)
                 - Service Class           income. Invests primarily in equity
                                           and debt securities of domestic and
                                           foreign companies in the utilities
                                           industry.
---------------- ------------------------- --------------------------------------- ----------------------------------
FPE              Pioneer Equity Income     Objective: current income and           Pioneer
                 VCT Portfolio - Class     long-term growth of capital from a
                 II Shares                 portfolio consisting primarily of
                                           income producing equity securities of
                                           U.S. corporations. Invests primarily
                                           in common stocks, preferred stocks
                                           and interests in real estate
                                           investment trusts (REITs). Normally,
                                           the portfolio invests at least 80% of
                                           its total assets in income producing
                                           equity securities. The remainder of
                                           the portfolio may be invested in debt
                                           securities, most of which are
                                           expected to be convertible into
                                           common stocks.
---------------- ------------------------- --------------------------------------- ----------------------------------
FEU              Pioneer Europe VCT        Objective: long-term growth of          Pioneer
                 Portfolio - Class II      capital. Invests primarily in equity
                 Shares                    securities of European issuers
                                           including common stocks, preferred
                                           stocks, rights, depositary receipts,
                                           warrants and debt securities
                                           convertible into common stock.
                                           Normally, the portfolio invests 80%
                                           of its total assets in equity
                                           securities of European issuers. The
                                           portfolio may also purchase forward
                                           foreign currency contracts in
                                           connection with its investments.
---------------- ------------------------- --------------------------------------- ----------------------------------
FHS              Putnam VT Health          Objective: capital appreciation. The    Putnam Investment Management, LLC
                 Sciences Fund - Class     fund seeks its goal by investing at
                 IB Shares                 least 80% of its net assets in common
                                           stocks of U.S. companies in the
                                           health sciences industries, with a
                                           focus on growth stocks.
---------------- ------------------------- --------------------------------------- ----------------------------------
FPI              Putnam VT International   Objective: capital appreciation. The    Putnam Investment Management, LLC
                 Growth Fund - Class IB    fund seeks its goal by investing
                 Shares                    mainly in common stocks of companies
                                           outside the United States.
---------------- ------------------------- --------------------------------------- ----------------------------------
FVS              Putnam VT Vista Fund -    Objective: capital appreciation. The    Putnam Investment Management, LLC
                 Class IB Shares           fund seeks its goal by investing
                                           mainly in common stocks of U.S.
                                           companies with a focus on growth
                                           stocks.
---------------- ------------------------- --------------------------------------- ----------------------------------
FSO              Strong Opportunity Fund   Objective: seeks capital growth.        Strong Capital Management, Inc.
                 II - Advisor Class        Invests primarily in common stocks of
                                           medium capitalization companies that
                                           the Fund's managers believe are
                                           underpriced, yet have attractive
                                           growth prospects.
---------------- ------------------------- --------------------------------------- ----------------------------------

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18 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Subaccount       Investing In              Investment Objectives and Policies      Investment Adviser or Manager
---------------- ------------------------- --------------------------------------- ----------------------------------
FIC              Wanger International      Objective: long-term growth of          Liberty Wanger Asset Management,
                 Small Cap                 capital. Invests primarily in stocks    L.P.
                                           of small- and medium-size non-U.S.
                                           companies with capitalizations of
                                           less than $2 billion.
---------------- ------------------------- --------------------------------------- ----------------------------------
FSP              Wanger U.S. Smaller       Objective: long-term growth of          Liberty Wanger Asset Management,
                 Companies (previously     capital. Invests primarily in stocks    L.P.
                 Wanger U.S. Small Cap)    of small- and medium-size U.S.
                                           companies with capitalizations of
                                           less than $5 billion.
---------------- ------------------------- --------------------------------------- ----------------------------------
FAA              Wells Fargo VT Asset      Objective: long-term total return,      Wells Fargo Funds Management,
                 Allocation Fund           consistent with reasonable risk.        LLC, adviser; Wells Capital
                                           Invests primarily in the securities     Management Incorporated,
                                           of various indexes to replicate the     sub-adviser.
                                           total return of the index. We use an
                                           asset allocation model to allocate
                                           and reallocate assets among common
                                           stocks (S&P 500 Index), U.S. Treasury
                                           bonds (Lehman Brothers 20+ Treasury
                                           Index) and money market instruments,
                                           operating from a target allocation of
                                           60% stocks and 40% bonds.
---------------- ------------------------- --------------------------------------- ----------------------------------
FWI              Wells Fargo VT            Objective: total return with an         Wells Fargo Funds Management,
                 International Equity      emphasis on capital appreciation over   LLC, adviser; Wells Capital
                 Fund                      the long-term. Invests primarily in     Management Incorporated,
                                           equity securities of non-U.S.           sub-adviser.
                                           companies.
---------------- ------------------------- --------------------------------------- ----------------------------------
FWS              Wells Fargo VT Small      Objective: long-term capital            Wells Fargo Funds Management,
                 Cap Growth Fund           appreciation. Invests primarily in      LLC, adviser; Wells Capital
                                           common stocks issued by companies       Management Incorporated,
                                           whose market capitalization falls       sub-adviser.
                                           within the range of the Russell 2000
                                           Index, which is considered a small
                                           capitalization index.
---------------- ------------------------- --------------------------------------- ----------------------------------


FUND OBJECTIVES
A fund underlying your policy in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any retail mutual fund.


The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the fund prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable life insurance policies, variable annuities and tax-deferred retirement plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously.


Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, life insurance policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the fund prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts.


--------------------------------------------------------------------------------
19 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Diversification: The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.


RELATIONSHIP BETWEEN FUNDS AND SUBACCOUNTS
Each subaccount buys shares of the appropriate fund at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and held by the subaccount as an asset. Each subaccount redeems fund shares without a charge to the extent necessary to make death benefit or other payments under the policy.

Rates of Return of the Funds and Subaccounts

This section presents rates of return first for the funds, and then for the corresponding subaccounts. Rates of return are different in the two cases because those of the subaccounts reflect additional charges. All charges and expenses mentioned in the section are explained fully under "Loads, Fees and Charges."

Rates of return of the funds: In the following table are average annual rates of return based on the actual investment performance of the funds after deduction of applicable fund charges (including the investment management fees and nonadvisory expenses) for the periods indicated assuming reinvestment of dividends and capital gains. These rates do not reflect charges that apply to the subaccounts or the policy and therefore do not illustrate how actual investment performance will affect policy benefits. If these charges were reflected, the illustrated rates of return would have been significantly lower. Past performance does not guarantee future results.

Average Annual Total Return for Period ending Dec. 31, 2001
                                                                                                           10 years or since
Fund                                                                           1 year     3 years   5 years  commencement
AXP(R) Variable Portfolio -
     Blue Chip Advantage Fund (9/99)(1)                                        (16.49%)       --%        --%     (6.91%)
     Bond Fund (10/81)(1)                                                        7.67       4.90       4.98       7.21
     Capital Resource Fund (10/81)(1)                                          (18.11)     (5.78)      5.20       6.81
     Cash Management Fund (10/81)(1)
     (1.64% Simple, 1.65% Compound)(2)                                           3.74       4.76       4.92       4.48
     Diversified Equity Income Fund (9/99)(1)                                    2.14         --         --       2.64
     Emerging Markets Fund (5/00)(1)                                            (1.38)        --         --     (17.58)
     Equity Select Fund (5/01)(1)                                                  --         --         --      (1.04)(3)
     Extra Income Fund (5/96)(1)                                                 4.93       0.36       1.84       2.63
     Federal Income Fund (9/99)(1)                                               6.29         --         --       6.61
     Global Bond Fund (5/96)(1)                                                  1.34       0.01       2.33       3.44
     Growth Fund (9/99)(1)                                                     (30.95)        --         --     (16.01)
     International Fund (1/92)(1)                                              (28.69)     (7.97)     (1.49)      3.81
     Managed Fund (4/86)(1)                                                    (10.59)      0.10       6.78       8.74
     New Dimensions Fund(R) (5/96)(1)                                          (16.71)     (0.01)      9.85      10.77
     Partners Small Cap Value Fund (8/01)(1)                                       --         --         --       7.04(3)
     S&P 500 Index Fund (5/00)(1)                                              (12.46)        --         --     (13.22)
     Small Cap Advantage Fund (9/99)(1)                                         (6.53)        --         --       4.39
     Stock Fund (8/01)(1)                                                          --         --         --      (3.09)(3)
     Strategy Aggressive Fund (1/92)(1)                                         32.91      (2.42)      1.44       6.65
AIM V.I.
     Capital Appreciation Fund, Series II (5/93)(1),(4)                        (23.28)     (0.39)      6.00      11.75
     Capital Development Fund, Series II (5/98)(1),(4)                          (8.08)      9.04         --       5.07
Alliance VP
     AllianceBernstein International Value Portfolio (Class B) (5/01)(1),(5)       --         --         --      (3.71)(3)
     Growth and Income Portfolio (Class B) (1/91)(1),(6)                         0.15         --      14.66      13.85





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20 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Average Annual Total Return for Period ending Dec. 31, 2001 (continued)
                                                                                                           10 years or since
Fund                                                                           1 year     3 years   5 years  commencement
American Century(R) Variable Portfolios, Inc.
     VP International, Class II (5/94)(1),(7)                                  (29.17%)    (1.13%)     6.37%      6.84%
     VP Value, Class II (5/96)(1),(7)                                           12.82       9.74      11.80      12.61
Calvert Variable Series, Inc.
     Social Balanced Portfolio (9/86)(1)                                        (6.94)      0.39       7.15       8.79
Evergreen VA
     Capital Growth Fund, Class L Shares (3/98)(1),(8)                         (13.01)      2.92         --       4.52
Fidelity VIP
     Growth & Income Portfolio (Service Class 2) (12/96)(1),(9)                 (9.01)     (1.54)      9.93       9.70
     Mid Cap Portfolio (Service Class 2) (12/98)(1),(9)                         (3.51)     24.21         --      25.37
     Overseas Portfolio (Service Class 2) (1/87)(1),(9)                        (21.20)     (3.24)      2.63       5.84
FTVIPT
     Franklin Real Estate Fund - Class 2 (1/89)(1),(4),(10)                      0.08       0.10       0.06      10.22
     Franklin Small Cap Value Securities Fund - Class 2 (5/98)(1),(10)           0.14       0.13         --       3.23
     (previously FTVIPT Franklin Value Securities Fund - Class 2)
     Mutual Shares Securities Fund - Class 2 (11/96)(1),(10)                     7.00      11.00      10.00      10.60
Goldman Sachs VIT
     CORE(SM) U.S. Equity Fund (2/98)(1),(11)
     Mid Cap Value Fund (5/98)(1)                                                6.82      11.51         --       5.06
INVESCO VIF
     Dynamics Fund (8/97)(1)                                                   (31.14)      1.10         --       5.75
     Financial Services Fund (9/99)(1)                                          (9.88)        --         --      10.22
     Technology Fund (5/97)(1)                                                 (45.82)      2.42         --       9.96
     Telecommunications Fund (9/99)(1)                                         (54.00)        --         --     (22.54)
Janus Aspen Series
     Global Technology Portfolio: Service Shares (1/00)(1),(12)                (37.31)        --         --     (36.41)
     International Growth Portfolio: Service Shares (5/94)(1),(12),(13)        (23.43)      4.85       9.78      13.47
Lazard Retirement Series
     International Equity Portfolio (9/98)(1)                                  (24.06)     (5.89)        --      (1.97)
MFS(R)
     Investors Growth Stock Series - Service Class (5/99)(1),(14)              (24.83)        --         --      (0.50)
     New Discovery Series - Service Class (5/98)(1),(14)                        (5.25)     17.19         --      14.53
     Utilities Series - Service Class (1/95)(1),(14)                           (24.20)      2.01      10.54      14.77
Pioneer VCT
     Pioneer Equity Income VCT Portfolio - Class II Shares (3/95)(1),(15)       (7.15)      2.38      11.96      14.29
     Pioneer Europe VCT Portfolio - Class II Shares (10/98)(1),(16)            (22.85)     (7.01)        --      (4.93)
Putnam Variable Trust
     Putnam VT Health Sciences Fund - Class IB Shares (4/98)(1),(17)           (19.75)      2.31         --       4.41
     Putnam VT International Growth Fund - Class IB Shares (1/97)(1),(18)      (20.61)      4.74         --       9.58
     Putnam VT Vista Fund - Class IB Shares (1/97)(1),(18)                     (33.50)     (0.90)        --       7.44
Strong Funds
     Strong Opportunity Fund II - Advisor Class (5/92)(1),(19)                  (4.16)     10.98      14.06      16.16





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21 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return for Period ending Dec. 31, 2001 (continued)
                                                                                                           10 years or since
Fund                                                                           1 year     3 years   5 years  commencement
Wanger
     International Small Cap (5/95)(1)                                         (21.27%)     8.75%      8.07%     15.53%
     U.S. Smaller Companies (5/95)(1)                                           11.39       8.56      12.47      18.27
     (previously Wanger U.S. Small Cap)
Wells Fargo VT
     Asset Allocation Fund (4/94)(1),(20)                                       (6.96)      0.91       9.24      11.16
     International Equity Fund (7/00)(1)                                       (16.09)        --         --     (17.32)
     Small Cap Growth Fund (5/95)(1),(21)                                      (24.37)     (0.89)     (1.78)      5.10

(1)  (Commencement date of the fund.)
(2) The 7-day yield shown here in parentheses, more closely reflects the current earnings of the fund than the total return quotations.
(3)  Cumulative return (not annualized) since commencement date of the fund.
(4) The historical performance information relates to that of the Fund Series I shares and not of the Series II shares, which were first offered July 16, 2001. Additional information relating to the Series II shares can be found in the Fund prospectus or Statement of Additional Information.
(5) Because Class B shares were not offered until August 15, 2001, standardized Class A fund performance for prior periods represents historical results of Class A shares. For periods beginning August 15, 2001, Class B's results reflect an additional 12b-1 fee expense, which also affects future performance.
(6) Because Class B shares were not offered until June 1, 1999, standardized Class A fund performance for prior periods represents historical results of Class A shares. For periods beginning June 1, 1999, Class B's results reflect an additional 12b-1 fee expense, which also affects future performance.
(7) If Class II had existed during the periods presented, its performance would have been substantially similar to that of the existing class of the fund because each represents an investment in the same portfolio of securities. However, performance of Class II would have been lower because of its higher expense ratio.
(8) Historical performance shown for Class L shares prior to its inception is based on the performance of Class I shares, the original class offered. The investment return and principal value of an investment will fluctuate so that investors' shares, when redeemed, may be worth more or less than their original cost. Performance includes the reinvestment of income dividends and capital gain distributions.
(9) Initial offering of the Service Class 2 of each fund took place on Jan. 12, 2000. Returns prior to Jan. 12, 2000 through Nov. 3, 1997 are those of the Service Class, which reflect a 12b-1 fee of 0.10%. Service Class 2 returns prior to Nov. 3, 1997 are those of the Initial Class, which has no 12b-1 fee. If Service Class 2's 12b-1 fee of 0.25% had been reflected, returns prior to January 12, 2000 would have been lower.
(10) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Because Class 2 shares were not offered until Jan. 6, 1999, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning Jan. 6, 1999 Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(11) CORE(SM) is a service mark of Goldman, Sachs & Co.
(12) In recent years returns have sustained significant gains and losses due to market volatility in the technology sector.
(13) The returns shown for Service Shares for periods prior to their inception (Dec. 31, 1999) are derived from the historical performance of the Institutional Shares, adjusted to reflect the higher operating expenses of Service Shares.
(14) Service Class shares commenced operations in May 2000. Service Class shares carry a 0.20% annual Rule 12b-1 fee. Service Class share performance includes the performance of the series' Initial Class shares for periods prior to the inception of Service Class shares (blended performance). These blended performance figures have not been adjusted to take into account differences in the class-specific operating expenses (such as Rule 12b-1 fees). Because operating expenses of Service Class shares are higher than those of Initial class shares, the blended Service Class share performance is higher than it would have been had the Service Class shares been offered for the entire period.
(15) Performance of the portfolio's Class I shares are from inception date of Sep. 14, 1999. Although Class II shares invest in the same portfolio investments as Class I shares, Class II shares would have the same investment results except for the difference in class expense. Class II shares are subject to a 0.25% distribution fee, which Class I shares do not pay. Consequently, the performance of Class II shares will be lower.
(16) Performance of the portfolio's Class I shares are from inception date of Oct. 30, 1998. Although Class II shares invest in the same portfolio investments as Class I shares, Class II shares would have the same investment results except for the difference in class expense. Class
     II shares are subject to a 0.25% distribution fee, which Class I shares do not pay. Consequently, the performance of Class II shares will be lower.
(17) The Trustees of Putnam Variable Trust currently limit 12b-1 fee payments on Class IB shares to 0.25% of average net assets.
(18) Performance information for Class IB shares for periods prior to April 6, 1998 for Putnam VT Growth and Income Fund and for periods prior to April 30, 1998 for Putnam VT High Yield, Putnam VT International Growth Fund, Putnam VT International New Opportunities Fund and Putnam VT Vista Fund are based on the performance of the fund's Class IA shares (not offer as an investment option) adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.25%. Restated to reflect an increase in 12b-1 fees effective April 30, 2001. Actual 12b-1 fees during the most recent fiscal year were 0.22%.
(19) Performance results for Advisor Class shares, which were first offered on July 12, 2001, are based on historical performance of the fund's Investor Class shares from the inception of the fund through July 11, 2001, recalculated to reflect the higher annual expense ratio applicable to the Advisor Class shares.
(20) Performance for periods prior to Sept. 20, 1999, reflects performance of the Life and Annuity Trust Asset Allocation Fund, its predecessor fund. Effective at the close of business Sept. 17, 1999, the Life and Annuity Trust Funds were reorganized into the Wells Fargo Variable Trust Funds.
(21) Performance for periods prior to Sept. 20, 1999, reflects performance of the Norwest Select Small Company Stock Fund (the accounting survivor of a merger of the Life and Annuity Trust Strategic Growth Fund and the Norwest Select Small Company Stock Fund), its predecessor fund. Effective at the close of business Sept. 17, 1999, the Life and Annuity Trust and Norwest Select Funds were reorganized into the Wells Fargo Variable Trust Funds.





--------------------------------------------------------------------------------
22 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Rates of return of subaccounts
Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. For some subaccounts, we do not provide any performance information because they are new and did not have any activity as of the date of the financial statements. We also show performance from the commencement date of the funds as if the subaccounts invested in them at that time, which, in some cases, they it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.

Average annual rates of return in the following tables reflect all fund expenses and the mortality and expense risk charge. In the first table, the rates of return also reflect a 3% premium expense charge. In the second table the rates of return do not reflect a 3% premium expense charge. In both tables the rates of return do not reflect the surrender charge or monthly deduction. If these charges were reflected, the illustrated rates of return would have been significantly lower.

Average Annual Total Return Reflecting the 3% Premium Expense Charge For Period
Ending Dec. 31, 2001
                                                            Performance since                     Performance since
                                                      commencement of the subaccount          commencement of the fund

                                                                               Since                                  Since
Subaccount   Investing in                          1 year  5 years 10 years commencement  1 year 5 years 10 years commencement
             AXP(R) Variable Portfolio -
FBC            Blue Chip Advantage Fund
               (5/00; 9/99)(1)                     (19.72%)   --%     --%   (18.49%)     (19.72%)     --%     --%     (8.96%)
FBD            Bond Fund (5/00; 10/81)(1)            3.50     --      --      6.70         3.50     3.42    6.07       9.13
FCR            Capital Resource Fund
               (5/00; 10/81)(1)                    (21.29)    --      --    (21.83)      (21.29)    3.63    5.54      10.91
FCM            Cash Management Fund
               (5/00; 10/81)(1)                     (0.29)    --      --      1.77        (0.29)    3.36    3.24       5.29
FDE            Diversified Equity Income Fund
               (5/00; 9/99)(1)                      (1.81)    --      --     (1.94)       (1.81)      --      --       0.38
FEM            Emerging Markets Fund
               (5/00; 5/00)(1)                      (5.23)    --      --    (17.22)       (5.23)      --      --     (19.80)
FES            Equity Select Fund (5/02; 5/01)(1)      --     --      --        --(2)        --       --      --      (4.59)(3)
FEX            Extra Income Fund (5/00; 5/96)(1)     0.90     --      --     (4.03)        0.90     0.32      --       1.17
FFI            Federal Income Fund
               (5/00; 9/99)(1)                       2.25     --      --      5.86         2.25       --      --       4.33
FGB            Global Bond Fund (5/00; 5/96)(1)     (2.57)    --      --      2.63        (2.57)    0.80      --       1.97
FGR            Growth Fund (5/00; 9/99)(1)         (33.63)    --      --    (33.74)      (33.63)      --      --     (17.86)
FIE            International Fund
               (5/00; 1/92)(1)                     (31.45)    --      --    (27.71)      (31.45)   (2.97)     --       2.61
FMF            Managed Fund (5/00; 4/86)(1)        (14.06)    --      --    (10.82)      (14.06)    5.18    7.51       9.01
FND            New Dimensions Fund(R)
               (11/99; 5/96)(1)                    (19.93)    --      --     (7.85)      (19.93)    8.20      --       9.19
FPS            Partners Small Cap Value Fund
               (5/02; 8/01)(1)                         --     --      --        --(2)        --       --      --       3.48(3)
FIV            S&P 500 Index Fund
               (5/00; 5/00)(1)                     (15.86)    --      --    (15.32)      (15.86)      --      --     (15.56)
FSM            Small Cap Advantage Fund
               (5/00; 9/99)(1)                     (10.15)    --      --     (6.58)      (10.15)      --      --       2.09
FST            Stock Fund (5/02; 8/01)(1)              --     --      --        --(2)        --       --      --      (6.33)(3)
FSA            Strategy Aggressive Fund
               (5/00; 1/92)(1)                     (35.50)    --      --    (29.99)      (35.50)   (0.08)     --       5.39
             AIM V.I.
FAC            Capital Appreciation Fund,
               Series II (5/02; 5/93)(1),(4)           --     --      --        --(2)    (26.32)    4.40      --      10.34
FAD            Capital Development Fund,
               Series II (5/02; 5/98)(1),(4)           --     --      --        --(2)    (11.66)      --      --       3.26
             Alliance VP
FAB            AllianceBernstein International
               Value Portfolio (Class B)
               (5/02; 5/01)(1),(5)                     --     --      --        --(2)        --       --      --      (4.81)(3)
FAL            Growth and Income Portfolio
               (Class B) (5/02; 1/91)(1),(6)           --     --      --        --(2)     (3.70)   12.81   13.46      12.46
             American Century(R) Variable Portfolios, Inc.
FAI            VP International, Class II
               (5/02; 5/94)(1),(7)                     --     --      --        --(2)    (31.92)    3.11      --       4.28
FAV            VP Value, Class II
               (5/02; 5/96)(1),(7)                     --     --      --        --(2)      8.49    10.13      --      11.01
             Calvert Variable Series, Inc.
FSB            Social Balanced Portfolio
               (5/00; 9/86)(1)                     (10.41)    --      --     (8.21)      (10.41)    5.56    7.49       8.13
             Evergreen VA
FCG            Capital Growth Fund,
               Class L Shares (5/02; 3/98)(1),(8)      --     --      --        --(2)    (16.38)      --      --       2.76

--------------------------------------------------------------------------------
23 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return Reflecting the 3% Premium Expense Charge For Period
Ending Dec. 31, 2001 (continued)

                                                            Performance since                     Performance since
                                                      commencement of the subaccount          commencement of the fund

                                                                               Since                                  Since
Subaccount   Investing in                          1 year  5 years 10 years commencement  1 year 5 years 10 years commencement

             Fidelity VIP
FFG            Growth & Income Portfolio
               (Service Class 2)
               (5/02; 12/96)(1),(9)                    --%    --%     --%       --%(2)   (12.53%)   8.28%     --%      8.28%
FFM            Mid Cap Portfolio (Service Class 2)
               (5/02; 12/98)(1),(9)                    --     --      --        --(2)     (7.25)      --      --      23.10
FFO            Overseas Portfolio (Service Class 2)
               (5/02; 1/87)(1),(9)                     --     --      --        --(2)    (24.25)    1.10    4.57       4.93
             FTVIPT
FRE            Franklin Real Estate Fund - Class 2
               (5/00; 1/89)(1),(10)                  3.71     --      --     11.87         3.71     4.36   10.12       8.98
FSV            Franklin Small Cap Value Securities
               Fund - Class 2 (5/00; 5/98)(1),(10)   9.38     --      --     14.22         9.38       --      --       1.45
               (previously FTVIPT Franklin Value Securities Fund - Class 2)
FMS            Mutual Shares Securities Fund -
               Class 2 (5/02; 11/96)(1),(10)            --    --      --        --(2)      2.90     8.51      --       8.73
             Goldman Sachs VIT
FUE            CORE(SM) U.S. Equity Fund
               (5/00; 2/98)(1),(11)                (15.35)    --      --    (14.99)      (15.35)      --      --       1.57
FMC            Mid Cap Value Fund (5/00; 5/98)(1)    7.73     --      --     16.94         7.73       --      --       4.59
             INVESCO VIF
FID            Dynamics Fund (5/02; 8/97)(1)            --    --      --        --(2)    (33.82)      --      --       4.07
FFS            Financial Services Fund (
               5/02; 9/99)(1)                           --    --      --        --(2)    (13.38)      --      --       7.79
FTC            Technology Fund (5/02; 5/97)(1)          --    --      --        --(2)    (47.95)      --      --       8.26
FTL            Telecommunications Fund
               (5/02; 9/99)(1)                          --    --      --        --(2)    (55.81)      --      --     (24.27)
             Janus Aspen Series
FGT            Global Technology Portfolio:
               Service Shares
               (5/00; 1/00)(1),(12)                (39.75)    --      --    (40.13)      (39.75)      --      --     (37.83)
FIG            International Growth Portfolio:
               Service Shares
               (5/00; 5/94)(1),(12),(13)           (26.40)    --      --    (25.77)      (26.40)    8.24      --      12.18
             Lazard Retirement Series
FIP            International Equity Portfolio
               (5/00; 9/98)(1)                     (27.01)    --      --    (19.51)      (27.01)      --      --      (3.72)
             MFS(R)
FGW            Investors Growth Stock Series -
               Service Class (5/00; 5/99)(1),(14)  (27.74)    --      --    (21.99)      (27.74)      --      --      (2.54)
FDS            New Discovery Series -
               Service Class (5/00; 5/98)(1),(14)   (8.92)    --      --     (7.53)       (8.92)      --      --      12.54
FUT            Utilities Series - Service Class
               (5/02; 1/95)(1),(14)                    --     --      --        --(2)    (27.25)    8.87      --      12.86
             Pioneer VCT
FPE            Pioneer Equity Income VCT
               Portfolio - Class II Shares
               (5/02; 3/95)(1),(15)                    --     --      --        --(2)    (10.74)   10.43      --      12.95
FEU            Pioneer Europe VCT Portfolio -
               Class II Shares (5/02; 10/98)(1),(16)   --     --      --        --(2)    (26.81)      --      --      (6.90)
             Putnam Variable Trust
FHS            Putnam VT Health Sciences Fund -
               Class IB Shares (5/02; 4/98)(1),(17)    --     --      --        --(2)    (22.86)      --      --       2.61
FPI            Putnam VT International Growth
               Fund - Class IB Shares
               (5/02; 1/97)(1),(18)                    --     --      --        --(2)    (23.69)      --      --       7.94
FVS            Putnam VT Vista Fund -
               Class IB Shares
               (5/00; 1/97)(1),(18)                (36.08)    --      --    (28.51)      (36.08)      --      --       5.88

--------------------------------------------------------------------------------
24 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return Reflecting the 3% Premium Expense Charge For Period
Ending Dec. 31, 2001 (continued)

                                                            Performance since                     Performance since
                                                      commencement of the subaccount          commencement of the fund

                                                                               Since                                  Since
Subaccount   Investing in                          1 year  5 years 10 years commencement  1 year 5 years 10 years commencement

             Strong Funds
FSO            Strong Opportunity Fund II -
               Advisor Class (5/02; 5/92)(1),(19)       --%   --%     --%       --%(2)    (7.86%)  12.43%     --%     14.82%
             Wanger
FIC            International Small Cap
               (5/00; 5/95)(1)                      (24.21)   --      --    (29.78)      (24.21)    6.47      --      14.00
FSP            U.S. Smaller Companies
               (5/00; 5/95)(1)                        7.07    --      --      7.87         7.07    10.76      --      16.67
               (previously Wanger U.S. Small Cap)
             Wells Fargo VT
FAA            Asset Allocation Fund
               (5/02; 4/94)(1),(20)                     --    --      --        --(2)    (10.56)    7.62      --       9.73
FWI            International Equity Fund
               (5/02; 7/00)(1)                          --    --      --        --(2)    (19.34)      --      --     (19.72)
FWS            Small Cap Growth Fund
               (5/02; 5/95)(1),(21)                     --    --      --        --(2)    (27.30)   (3.20)     --       3.77

(1)  (Commencement date of the subaccount; Commencement date of the fund.)
(2) The subaccount did not commence operations during the year 2001 and, therefore, it has no performance.
(3)  Cumulative return (not annualized) since commencement date of the fund.
(4) The historical performance information relates to that of the Fund Series I shares and not of the Series II shares, which were first offered July 16, 2001. Additional information relating to the Series II shares can be found in the Fund prospectus or Statement of Additional Information.
(5) Because Class B shares were not offered until August 15, 2001, standardized Class A fund performance for prior periods represents historical results of Class A shares. For periods beginning August 15, 2001, Class B's results reflect an additional 12b-1 fee expense, which also affects future performance.
(6) Because Class B shares were not offered until June 1, 1999, standardized Class A fund performance for prior periods represents historical results of Class A shares. For periods beginning June 1, 1999, Class B's results reflect an additional 12b-1 fee expense, which also affects future performance.
(7) If Class II had existed during the periods presented, its performance would have been substantially similar to that of the existing class of the fund because each represents an investment in the same portfolio of securities. However, performance of Class II would have been lower because of its higher expense ratio.
(8) Historical performance shown for Class L shares prior to its inception is based on the performance of Class I shares, the original class offered. These historical returns for Class L shares have been adjusted to reflect the effect of the 0.25% 12b-1 fees for Class L shares. Class I shares do not pay 12b-1 fees. If these fees had not been reflected, returns would have been higher.
(9) Initial offering of the Service Class 2 of each fund took place on Jan. 12, 2000. Returns prior to Jan. 12, 2000 through Nov. 3, 1997 are those of the Service Class, which reflect a 12b-1 fee of 0.10%. Service Class 2 returns prior to Nov. 3, 1997 are those of the Initial Class, which has no 12b-1 fee. If Service Class 2's 12b-1 fee of 0.25% had been reflected, returns prior to January 12, 2000 would have been lower.
(10) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Because Class 2 shares were not offered until Jan. 6, 1999, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning Jan. 6, 1999 Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(11) CORE(SM) is a service mark of Goldman, Sachs & Co.
(12) In recent years returns have sustained significant gains and losses due to market volatility in the technology sector.
(13) The returns shown for Service Shares for periods prior to their inception (Dec. 31, 1999) are derived from the historical performance of the Institutional Shares, adjusted to reflect the higher operating expenses of Service Shares.
(14) Service Class shares commenced operations in May 2000. Service Class shares carry a 0.20% annual Rule 12b-1 fee. Service Class share performance includes the performance of the series' Initial Class shares for periods prior to the inception of Service Class shares (blended performance). These blended performance figures have not been adjusted to take into account differences in the class-specific operating expenses (such as Rule 12b-1 fees). Because operating expenses of Service Class shares are higher than those of Initial class shares, the blended Service Class share performance is higher than it would have been had the Service Class shares been offered for the entire period.
(15) Performance of the portfolio's Class I shares are from inception date of Sep. 14, 1999. Although Class II shares invest in the same portfolio investments as Class I shares, Class II shares would have the same investment results except for the difference in class expense. Class II shares are subject to a 0.25% distribution fee, which Class I shares do not pay. Consequently, the performance of Class II shares will be lower.
(16) Performance of the portfolio's Class I shares are from inception date of Oct. 30, 1998. Although Class II shares invest in the same portfolio investments as Class I shares, Class II shares would have the same investment results except for the difference in class expense. Class IIshares are subject to a 0.25% distribution fee, which Class I shares do not pay. Consequently, the performance of Class II shares will be lower.
(17) The Trustees of Putnam Variable Trust currently limit 12b-1 fee payments on Class IB shares to 0.25% of average net assets.
(18) Performance information for Class IB shares for periods prior to April 6, 1998 for Putnam VT Growth and Income Fund and for periods prior to April 30, 1998 for Putnam VT High Yield Fund, Putnam VT International Growth Fund, Putnam VT International New Opportunities Fund and Putnam VT Vista Fund are based on the performance of the fund's Class IA shares (not offered as an investment option) adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.25%.
(19) Performance results for Advisor Class shares, which were first offered on July 12, 2001, are based on historical performance of the fund's Investor Class shares from the inception of the fund through July 11, 2001, recalculated to reflect the higher annual expense ratio applicable to the Advisor Class shares.
(20) Performance for periods prior to Sept. 20, 1999, reflects performance of the Life and Annuity Trust Asset Allocation Fund, its predecessor fund. Effective at the close of business Sept. 17, 1999, the Life and Annuity Trust Funds were reorganized into the Wells Fargo Variable Trust Funds.
(21) Performance for periods prior to Sept. 20, 1999, reflects performance of the Norwest Select Small Company Stock Fund (the accounting survivor of a merger of the Life and Annuity Trust Strategic Growth Fund and the Norwest Select Small Company Stock Fund), its predecessor fund. Effective at the close of business Sept. 17, 1999, the Life and Annuity Trust and Norwest Select Funds were reorganized into the Wells Fargo Variable Trust Funds.

--------------------------------------------------------------------------------
25 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Average Annual Total Return Without Reflecting the 3% Premium Expense Charge For
Period Ending Dec. 31, 2001
                                                            Performance since                     Performance since
                                                      commencement of the subaccount          commencement of the fund

                                                                               Since                                  Since
Subaccount   Investing in                          1 year  5 years 10 years commencement  1 year 5 years 10 years commencement

             AXP(R) Variable Portfolio -
FBC            Blue Chip Advantage Fund
               (5/00; 9/99)(1)                      (17.24%)  --%     --%   (16.95%)     (17.24%)     --%     --%     (7.74%)
FBD            Bond Fund (5/00; 10/81)(1)             6.70    --      --      8.71         6.70     4.05    6.40       9.30
FCR            Capital Resource Fund
               (5/00; 10/81)(1)                     (18.85)   --      --    (20.36)      (18.85)    4.27    5.86      11.08
FCM            Cash Management Fund
               (5/00; 10/81)(1)                       2.80    --      --      3.69         2.80     3.99    3.56       5.45
FDE            Diversified Equity Income Fund
               (5/00; 9/99)(1)                        1.22    --      --     (0.09)        1.22       --      --       1.72
FEM            Emerging Markets Fund
               (5/00; 5/00)(1)                       (2.30)   --      --    (15.66)       (2.30)      --      --     (18.32)
FES            Equity Select Fund (5/02; 5/01)(1)       --    --      --        --(2)        --       --      --      (1.64)(3)
FEX            Extra Income Fund (5/00; 5/96)(1)      4.02    --      --     (2.22)        4.02     0.93      --       1.71
FFI            Federal Income Fund (5/00; 9/99)(1)    5.41    --      --      7.85         5.41       --      --       5.72
FGB            Global Bond Fund (5/00; 5/96)(1)       0.44    --      --      4.56         0.44     1.42      --       2.52
FGR            Growth Fund (5/00; 9/99)(1)          (31.57)   --      --    (32.49)      (31.57)      --      --     (16.76)
FIE            International Fund
               (5/00; 1/92)(1)                      (29.33)   --      --    (26.35)      (29.33)   (2.37)     --       2.93
FMF            Managed Fund (5/00; 4/86)(1)         (11.40)   --      --     (9.13)      (11.40)    5.82    7.84       9.22
FND            New Dimensions Fund(R)
               (11/99; 5/96)(1)                     (17.45)   --      --     (6.55)      (17.45)    8.86      --       9.78
FPS            Partners Small Cap Value Fund
               (5/02; 8/01)(1)                          --    --      --        --(2)        --       --      --       6.68(3)
FIV            S&P 500 Index Fund
               (5/00; 5/00)(1)                      (13.26)   --      --    (13.72)      (13.26)      --      --     (14.00)
FSM            Small Cap Advantage Fund
               (5/00; 9/99)(1)                       (7.37)   --      --     (4.81)       (7.37)      --      --       3.45
FST            Stock Fund (5/02; 8/01)(1)               --    --      --        --(2)        --       --      --      (3.43)(3)
FSA            Strategy Aggressive Fund
               (5/00; 1/92)(1)                      (33.51)   --      --    (28.67)      (33.51)    0.53      --       5.72
             AIM V.I.
FAC            Capital Appreciation Fund,
               Series II (5/02; 5/93)(1),(4)            --    --      --        --(2)    (24.04)    5.04      --      10.73
FAD            Capital Development Fund,
               Series II (5/02; 5/98)(1),(4)            --    --      --        --(2)     (8.93)      --      --       4.12
             Alliance VP
FAB            AllianceBernstein International
               Value Portfolio (Class B)
               (5/02; 5/01)(1),(5)                      --    --      --        --(2)         --      --      --      (1.87)(3)
FAL            Growth and Income Portfolio
               (Class B) (5/02; 1/91)(1),(6)            --    --      --        --(2)     (0.73)   13.50   13.80      12.77
             American Century(R) Variable Portfolios, Inc.
FAI            VP International, Class II
               (5/02; 5/94)(1),(7)                      --    --      --        --(2)    (29.81)    3.74      --       4.70
FAV            VP Value, Class II
               (5/02; 5/96)(1),(7)                      --    --      --        --(2)     11.85    10.80      --      11.61
             Calvert Variable Series, Inc.
FSB            Social Balanced Portfolio
               (5/00; 9/86)(1)                       (7.64)    --      --    (6.48)       (7.64)    6.20    7.82       8.35
             Evergreen VA
FCG            Capital Growth Fund, Class L Shares
               (5/02; 3/98)(1),(8)                      --    --      --        --(2)    (13.80)      --      --       3.58
             Fidelity VIP
FFG            Growth & Income Portfolio
               (Service Class 2) (5/02; 12/96)(1),(9)   --    --      --        --(2)     (9.83)    8.94      --       8.94
FFM            Mid Cap Portfolio (Service Class 2)
               (5/02; 12/98)(1),(9)                     --    --      --        --(2)     (4.39)      --      --      24.35
FFO            Overseas Portfolio (Service Class 2)
               (5/02; 1/87)(1),(9)                      --    --      --        --(2)    (21.91)    1.71    4.89       5.15





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26 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Average Annual Total Return Without Reflecting the 3% Premium Expense Charge For
Period Ending Dec. 31, 2001 (continued)
                                                            Performance since                     Performance since
                                                      commencement of the subaccount          commencement of the fund

                                                                               Since                                  Since
Subaccount   Investing in                          1 year  5 years 10 years commencement  1 year 5 years 10 years commencement

             FTVIPT
FRE            Franklin Real Estate Fund - Class 2
               (5/00; 1/89)(1),(10)                   6.91%   --%     --%    13.98%        6.91%    4.99%  10.45%      9.24%
FSV            Franklin Small Cap Value
               Securities Fund - Class 2
               (5/00; 5/98)(1),(10)                  12.76    --      --     16.37        12.76       --      --       2.30
               (previously FTVIPT Franklin Value Securities Fund - Class 2)
FMS            Mutual Shares Securities Fund -
               Class 2 (5/02; 11/96)(1),(10)            --    --      --        --(2)      6.08     9.17      --       9.38
             Goldman Sachs VIT
FUE            CORE(SM) U.S. Equity Fund
               (5/00; 2/98)(1),(11)                 (12.73)   --      --    (13.39)      (12.73)      --      --       2.37
FMC            Mid Cap Value Fund (5/00; 5/98)(1)    11.06    --      --     19.15        11.06       --      --       5.46
             INVESCO VIF
FID            Dynamics Fund (5/02; 8/97)(1)            --    --      --        --(2)    (31.78)      --      --       4.80
FFS            Financial Services Fund
               (5/02; 9/99)(1)                          --    --      --        --(2)    (10.70)      --      --       9.24
FTC            Technology Fund (5/02; 5/97)(1)          --    --      --        --(2)    (46.34)      --      --       8.98
FTL            Telecommunications Fund
               (5/02; 9/99)(1)                          --    --      --        --(2)    (54.44)      --      --     (23.25)
             Janus Aspen Series
FGT            Global Technology Portfolio:
               Service Shares
               (5/00; 1/00)(1),(12)                 (37.88)   --      --    (39.00)      (37.88)      --      --     (36.86)
FIG            International Growth Portfolio:
               Service Shares
               (5/00; 5/94)(1),(12),(13)            (24.12)   --      --    (24.37)      (24.12)    8.90      --      12.63
             Lazard Retirement Series
FIP            International Equity Portfolio
               (5/00; 9/98)(1)                      (24.75)   --      --    (17.99)      (24.75)      --      --     (2.84)
             MFS(R)
FGW            Investors Growth Stock Series -
               Service Class (5/00; 5/99)(1),(14)   (25.51)   --      --    (20.52)      (25.51)      --      --     (1.42)
               (previously MFS(R) Growth Series)
FDS            New Discovery Series -
               Service Class (5/00; 5/98)(1),(14)    (6.11)   --      --     (5.78)       (6.11)      --      --      13.47
FUT            Utilities Series - Service Class
               (5/02; 1/95)(1),(14)                     --    --      --        --(2)    (25.00)    9.53      --      13.35
             Pioneer VCT
FPE            Pioneer Equity Income VCT Portfolio -
               Class II Shares (5/02; 3/95)(1),(15)     --    --      --        --(2)     (7.98)   11.11      --      13.46
FEU            Pioneer Europe VCT Portfolio -
               Class II Shares (5/02; 10/98)(1),(16)    --    --      --        --(2)    (24.54)      --      --      (6.00)
             Putnam Variable Trust
FHS            Putnam VT Health Sciences Fund -
               Class IB Shares (5/02; 4/98)(1),(17)     --    --      --        --(2)    (20.48)      --      --       3.47
FPI            Putnam VT International Growth
               Fund - Class IB Shares
               (5/02; 1/97)(1),(18)                     --    --      --        --(2)    (21.33)      --      --       8.60
FVS            Putnam VT Vista Fund - Class IB
               Shares (5/00; 1/97)(1),(18)          (34.10)   --      --    (27.16)      (34.10)      --      --       6.52
             Strong Funds
FSO            Strong Opportunity Fund II -
               Advisor Class (5/02; 5/92)(1),(19)       --    --      --        --(2)     (5.01)   13.11      --      15.18




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27 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Average Annual Total Return Without Reflecting the 3% Premium Expense Charge For
Period Ending Dec. 31, 2001 (continued)

                                                            Performance since                     Performance since
                                                      commencement of the subaccount          commencement of the fund

                                                                               Since                                  Since
Subaccount   Investing in                          1 year  5 years 10 years commencement  1 year 5 years 10 years commencement

             Wanger
FIC            International Small Cap
               (5/00; 5/95)(1)                      (21.87%)  --%     --%   (28.46%)     (21.87%)   7.12%     --%     14.52%
FSP            U.S. Smaller Companies
               (5/00; 5/95)(1)                       10.38    --      --      9.91        10.38    11.43      --      17.20
               (previously Wanger U.S. Small Cap)
             Wells Fargo VT
FAA            Asset Allocation Fund
               (5/02; 4/94)(1),(20)                     --    --      --        --(2)     (7.79)    8.27      --      10.17
FWI            International Equity Fund
               (5/02; 7/00)(1)                          --    --      --        --(2)    (16.85)      --      --     (18.07)
FWS            Small Cap Growth Fund
               (5/02; 5/95)(1),(21)                     --    --      --        --(2)    (25.05)   (2.61)     --       4.25

(1)  (Commencement date of the subaccount; Commencement date of the fund.)
(2) The subaccount did not commence operations during the year 2001 and, therefore, it has no performance.
(3)  Cumulative return (not annualized) since commencement date of the fund.
(4) The historical performance information relates to that of the Fund Series I shares and not of the Series II shares, which were first offered July 16, 2001. Additional information relating to the Series II shares can be found in the Fund prospectus or Statement of Additional Information.
(5) Because Class B shares were not offered until August 15, 2001, standardized Class A fund performance for prior periods represents historical results of Class A shares. For periods beginning August 15, 2001, Class B's results reflect an additional 12b-1 fee expense, which also affects future performance.
(6) Because Class B shares were not offered until June 1, 1999, standardized Class A fund performance for prior periods represents historical results of Class A shares. For periods beginning June 1, 1999, Class B's results reflect an additional 12b-1 fee expense, which also affects future performance.
(7) If Class II had existed during the periods presented, its performance would have been substantially similar to that of the existing class of the fund because each represents an investment in the same portfolio of securities. However, performance of Class II would have been lower because of its higher expense ratio.
(8) Historical performance shown for Class L shares prior to its inception is based on the performance of Class I shares, the original class offered. These historical returns for Class L shares have been adjusted to reflect the effect of the 0.25% 12b-1 fees for Class L shares. Class I shares do not pay 12b-1 fees. If these fees had not been reflected, returns would have been higher.
(9) Initial offering of the Service Class 2 of each fund took place on Jan. 12, 2000. Returns prior to Jan. 12, 2000 through Nov. 3, 1997 are those of the Service Class, which reflect a 12b-1 fee of 0.10%. Service Class 2 returns prior to Nov. 3, 1997 are those of the Initial Class, which has no 12b-1 fee. If Service Class 2's 12b-1 fee of 0.25% had been reflected, returns prior to January 12, 2000 would have been lower.
(10) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Because Class 2 shares were not offered until Jan. 6, 1999, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning Jan. 6, 1999 Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(11) CORE(SM) is a service mark of Goldman, Sachs & Co.
(12) In recent years returns have sustained significant gains and losses due to market volatility in the technology sector.
(13) The returns shown for Service Shares for periods prior to their inception (Dec. 31, 1999) are derived from the historical performance of the Institutional Shares, adjusted to reflect the higher operating expenses of Service Shares.
(14) Service Class shares commenced operations in May 2000. Service Class shares carry a 0.20% annual Rule 12b-1 fee. Service Class share performance includes the performance of the series' Initial Class shares for periods prior to the inception of Service Class shares (blended performance). These blended performance figures have not been adjusted to take into account differences in the class-specific operating expenses (such as Rule 12b-1 fees). Because operating expenses of Service Class shares are higher than those of Initial class shares, the blended Service Class share performance is higher than it would have been had the Service Class shares been offered for the entire period.
(15) Performance of the portfolio's Class I shares are from inception date of Sep. 14, 1999. Although Class II shares invest in the same portfolio investments as Class I shares, Class II shares would have the same investment results except for the difference in class expense. Class II shares are subject to a 0.25% distribution fee, which Class I shares do not pay. Consequently, the performance of Class II shares will be lower.
(16) Performance of the portfolio's Class I shares are from inception date of Oct. 30, 1998. Although Class II shares invest in the same portfolio investments as Class I shares, Class II shares would have the same investment results except for the difference in class expense. Class IIshares are subject to a 0.25% distribution fee, which Class I shares do not pay. Consequently, the performance of Class II shares will be lower.
(17) The Trustees of Putnam Variable Trust currently limit 12b-1 fee payments on Class IB shares to 0.25% of average net assets.
(18) Performance information for Class IB shares for periods prior to April 6, 1998 for Putnam VT Growth and Income Fund and for periods prior to April 30, 1998 for Putnam VT High Yield Fund, Putnam VT International Growth Fund, Putnam VT International New Opportunities Fund and Putnam VT Vista Fund are based on the performance of the fund's Class IA shares (not offered as an investment option) adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.25%.
(19) Performance results for Advisor Class shares, which were first offered on July 12, 2001, are based on historical performance of the fund's Investor Class shares from the inception of the fund through July 11, 2001, recalculated to reflect the higher annual expense ratio applicable to the Advisor Class shares.
(20) Performance for periods prior to Sept. 20, 1999, reflects performance of the Life and Annuity Trust Asset Allocation Fund, its predecessor fund. Effective at the close of business Sept. 17, 1999, the Life and Annuity Trust Funds were reorganized into the Wells Fargo Variable Trust Funds.
(21) Performance for periods prior to Sept. 20, 1999, reflects performance of the Norwest Select Small Company Stock Fund (the accounting survivor of a merger of the Life and Annuity Trust Strategic Growth Fund and the Norwest Select Small Company Stock Fund), its predecessor fund. Effective at the close of business Sept. 17, 1999, the Life and Annuity Trust and Norwest Select Funds were reorganized into the Wells Fargo Variable Trust Funds.

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28 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

The Fixed Account

You can allocate premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers Between the Fixed Account and Subaccounts").

The fixed account is the general investment account of IDS Life. It includes all assets owned by IDS Life other than those in the variable account and other separate accounts. Subject to applicable law, IDS Life has sole discretion to decide how assets of the fixed account will be invested.

Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, IDS Life guarantees that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 4.0%, independent of the actual investment experience of the account. Keep in mind that this guarantee is based on the continued claims-paying ability of IDS Life. IDS Life bears the full investment risk for amounts allocated to the fixed account. IDS Life is not obligated to credit interest at any rate higher than 4.0%, although we may do so at our sole discretion. Rates higher than 4.0% may change from time to time, at the discretion of IDS Life, and will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these policies, the rates currently in effect for new and existing IDS Life policies, product design, competition and IDS Life's revenues and expenses.

We will not credit interest in excess of 4.0% on any portion of policy value in the fixed account against which you have a policy loan outstanding.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


Policy Value


The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

FIXED ACCOUNT VALUE
The value in the fixed account on the policy date (when the policy is issued) equals the portion of your initial net premium that you have allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to the fixed account.

On any later date, the value in the fixed account equals:

o   the value on the previous monthly date; plus
o   net premiums allocated to the fixed account since the last monthly date;
    plus
o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
o   accrued interest on all of the above; minus
o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus

o any partial surrenders or partial surrender charges allocated to the fixed account since the last monthly date; minus

o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

SUBACCOUNT VALUES
The value in each subaccount changes daily, depending on the investment performance of the fund in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You, as owner, bear the entire investment risk.

Calculation of subaccount value: The value of each subaccount on the policy date equals:

o   the portion of your initial net premium allocated to the subaccount; plus
o   interest accrued before the policy date; minus
o the portion of the monthly deduction for the first policy month allocated to that subaccount.


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29 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

The value of each subaccount on each valuation date equals:

o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus
o net premiums received and allocated to the subaccount during the current valuation period; plus
o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
o any transfers from the subaccount including loan transfers during the current valuation period; minus

o any partial surrenders and partial surrender charges allocated to the subaccount during the period; minus

o any portion of the monthly deduction allocated to the subaccount during the period.

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.


Accumulation units: We convert the policy value allocated to each subaccount into accumulation units. Each time you direct a premium payment or transfer policy value into one of the subaccounts, a certain number of accumulation units are credited to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.


Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they're related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund and on certain charges. Here's how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

Net investment factor: Determined at the end of each valuation period, this factor equals: (a / b) - c,

where:

(a) equals:

o   net asset value per share of the fund; plus
o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus
o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

o net asset value per share of the fund at the end of the preceding valuation period; plus
o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, Fees and Charges," above.

Factors that affect subaccount accumulation units: Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:


o   additional net premium payments allocated to the subaccounts;

o   transfers into or out of the subaccount(s);

o   partial surrenders and partial surrender charges;

o   surrender charges; and/or
o   monthly deductions.

Accumulation unit values will fluctuate due to:

o   changes in underlying funds(s) net asset value;
o   dividends distributed to the subaccount(s);
o   capital gains or losses of underlying funds;
o   fund operating expenses; and/or
o   mortality and expense risk charges.


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30 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Proceeds Payable Upon Death


We will pay a benefit to the beneficiary of the policy when the insured dies.

If that death is prior to the insured's attained insurance age 100, the death benefit is the greater of the specified amount or the policy value multiplied by the death benefit factor in the table below. The proceeds payable is the death benefit amount minus outstanding indebtedness.

If that death is on or after the insured's attained insurance age 100, the amount payable is the greater of:

o the policy value on the date of the insured's death minus any indebtedness on the date of the insured's death; or
o the policy value at the insured's attained insurance age 100 minus any indebtedness on the date of the insured's death.

Death Benefit Factor Table

Insured's attained                    Insured's attained
insurance age         Factor             insurance age            Factor
40 or younger          2.50                    61                  1.28
41                     2.43                    62                  1.26
42                     2.36                    63                  1.24
43                     2.29                    64                  1.22
44                     2.22                    65                  1.20
45                     2.15                    66                  1.19
46                     2.09                    67                  1.18
47                     2.03                    68                  1.17
48                     1.97                    69                  1.16
49                     1.91                    70                  1.15
50                     1.85                    71                  1.13
51                     1.78                    72                  1.11
52                     1.71                    73                  1.09
53                     1.64                    74                  1.07
54                     1.57                 75-90                  1.05
55                     1.50                    91                  1.04
56                     1.46                    92                  1.03
57                     1.42                    93                  1.02
58                     1.38                    94                  1.01
59                     1.34                95-100                  1.00
60                     1.30

The factor is designed to ensure that the policy meets the provisions of federal tax law which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

INCREASES IN SPECIFIED AMOUNT
Subject to certain limitations, you may make a written request to increase the specified amount so that additional premiums can be paid.

Requests for increases may only be made during the first five policy years. To increase the specified amount, you must provide medical or other evidence that the insured is insurable according to our underwriting rules. Increases in specified amount are allowed only prior to the insured's attained insurance age
80. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. IDS Life will have two years from the effective date of an increase in specified amount to contest the truth of statements or representations in your application for the increase in specified amount.

Effect of increases in specified amount:

o The additional premium will increase the policy value by the amount of the additional net premium.
o The additional premium will increase the specified amount by the amount of the additional net premium multiplied by a specified amount factor based on the insured's attained insurance age, sex and risk classification.
o If the policy is not considered a modified endowment contract when it is issued, any additional premiums paid that result in an increase in specified amount will most likely cause the policy to be considered a modified endowment contract. (See "Federal Taxes.")




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31 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

An increase in the specified amount will have the following effect on policy costs:

o Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.
o   Charges for certain optional insurance benefits may increase.

o   The surrender charge will increase.


MISSTATEMENT OF AGE OR SEX
If the insured's age or sex has been misstated, the proceeds payable upon death will be:

o   the policy value on the date of death; plus
o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
o   the amount of any outstanding indebtedness on the date of death.

SUICIDE

Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus any indebtedness and partial surrenders. If the insured commits suicide while sane or insane within two years from the effective date of an increase in specified amount, the amount payable for the additional specified amount will be limited to the premiums paid for the additional specified amount.


In Colorado and North Dakota, the suicide period is shortened to one year. In Missouri, IDS Life must prove that the insured intended to commit suicide at the time he or she applied for coverage.

BENEFICIARY
Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to IDS Life, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you and your estate.

Transfers Between the Fixed Account and Subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, we will process your transfer request at the end of the valuation period during which your request is received. Currently, there is no charge for transfers. Before transferring policy value, you should consider the risks involved in changing investments.


This policy is not designed for use by individuals, professional market timing organizations, or other entities that do "market timing," programmed transfers, frequent transfers, or transfers that are large in relation to the total assets of any fund underlying the policy. These and similar activities may adversely affect a fund's ability to invest effectively in accordance with its investment objectives and policies, may increase expenses and may harm other policy owners who allocated premium payments to the fund regardless of their transfer activity. Accordingly, individuals and organizations that use market-timing investment strategies and make frequent transfers should not own this policy.

We monitor the frequency of transfers, including the size of transfers in relation to fund assets in each underlying fund, and we take appropriate action as necessary. In order to prevent market timing activities that may harm or disadvantage other policy owners, we may apply modifications or restrictions in any reasonable manner to prevent transfers. We may suspend transfer privileges at any time. We may also reject or restrict any specific payment or transfer request and impose specific limitations with respect to market timers, including restricting transfers by market timers to certain underlying funds. We may also apply other restrictions or modifications that could include, but not be limited to:

o   not accepting telephone or electronic transfer requests;
o   requiring a minimum time period between each transfer;
o not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one policy owner; or
o   limiting the dollar amount that a policy owner may transfer at any one time.

We agree to provide notice of our intent to restrict transfer privileges to policy owners who have engaged in disruptive activity.

In addition, some of the underlying funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. Accordingly, we may not be in a position to effect certain allocations or transfers requested by market timers and may refuse such requests without prior notice. Subject to state law, we reserve the right to impose, without prior notice, restrictions on allocations and transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.





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32 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

FIXED ACCOUNT TRANSFER POLICIES

o You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.
o If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.
o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.
o We will not accept requests for transfers from the fixed account at any other time.
o If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange Right.")

MINIMUM TRANSFER AMOUNTS
From a subaccount to another subaccount or the fixed account:

o For mail and phone transfers -- $250 or the entire subaccount balance, whichever is less.
o   For automated transfers -- $50.

From the fixed account to a subaccount:


o For mail and phone transfers -- $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.

o   For automated transfers -- $50.

MAXIMUM TRANSFER AMOUNTS
From a subaccount to another subaccount or the fixed account:

o   None.

From the fixed account to a subaccount:


o   None.


MAXIMUM NUMBER OF TRANSFERS PER YEAR

Twelve automated transfers per policy year are allowed. In addition, you may make transfers by mail or by telephone, however, we reserve the right to limit transfers by mail or telephone to five per policy year. If, in the alternative, we allow more than five transfers by mail or telephone, we reserve the right to assess a fee for each subsequent transfer made by mail or telephone. We guarantee that this fee will not exceed $25.00 per transfer for the duration of your policy. Currently, we do not assess a fee for any transfers.



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33 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER
Provide your name, policy number, Social Security Number or Taxpayer Identification Number when you request a transfer, loan or partial surrender.

1 By letter:

Regular mail:
IDS Life Insurance Company
70100 AXP Financial Center
Minneapolis, MN 55474

Express mail:
IDS Life Insurance Company
70200 AXP Financial Center
Minneapolis, MN 55474

2 By phone:

Call between 7 a.m. and 6 p.m. Central Time:
(800) 862-7919 (toll free)

TTY service for the hearing impaired:
(800) 258-8846 (toll free)

o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use mail procedure as an alternative.
o We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and tape recording calls. As long as these procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests.

o We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write to IDS Life and tell us.


AUTOMATED TRANSFERS
In addition to written and phone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies:


o Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.

o You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.
o You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.

o   No maximum amount for an automated transfer from a variable account.

o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.
o If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.

o   Minimum automated transfer: $50

o If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.

o The balance in any account from which you make an automated transfer or automated partial surrender must be sufficient to satisfy your instructions. If not, we will suspend your entire automated arrangement until the balance is adequate.
o If we must suspend your automated transfer or automated partial surrender arrangement for six months, we reserve the right to discontinue the arrangement in its entirety.

o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

o Twelve automated transfers per policy year are allowed. In addition, we reserve the right to limit mail and telephone transfers to five per policy year and to charge a fee for more than five transfers per year by phone or mail.

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34 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

AUTOMATED DOLLAR-COST AVERAGING
You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

How dollar-cost averaging works

By investing an equal number                                                                                 Number
of dollars each month...                                     Amount              Accumulation               of units
                                        Month               invested              unit value                purchased
                                        Jan                   $100                   $20                       5.00
you automatically buy                   Feb                    100                    16                       6.25
more units when the                     Mar                    100                     9                      11.11
per unit market price is low...         Apr                    100                     5                      20.00
                                        May                    100                     7                      14.29
and fewer units                         June                   100                    10                      10.00
when the per unit                       July                   100                    15                       6.67
market price is high.                   Aug                    100                    20                       5.00
                                        Sept                   100                    17                       5.88
                                        Oct                    100                    12                       8.33

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.


Twelve automated transfers per policy year are allowed. In addition, we reserve the right to limit mail and telephone transfers to five per policy year and to charge a fee for more than five transfers per year by phone or mail.

ASSET REBALANCING
Subject to availability, you can ask us in writing to have the variable subaccount portion of your policy value allocated according to the percentages (in whole percentage amounts ) that you choose. We automatically will rebalance the variable subaccount portion of your policy value either quarterly, semi-annually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your policy value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the fixed account. There is no charge for asset rebalancing. The policy value must be at least $2,000 at the time of the rebalance. Rebalancing is accomplished by transferring policy value between subaccounts.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your policy value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.



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35 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Policy Loans


You may borrow against your policy by written or telephone request. (See chart under "Transfers Between the Fixed Account and Subaccounts" for address and phone numbers for your requests.) We will process your loan request at the end of the valuation period during which your request is received. (Loans by telephone are limited to $50,000.) Loan payments will be mailed to you by regular mail. If you request express mail delivery, we will charge you a fee. You may also request payment be wired to your bank. We will charge a fee for payments we send by wire.

Interest rate: There are two different policy loan interest rates as described in the next paragraph. In determining which loan interest rate applies, the calculation (a - b) will be used where:

(a) is equal to the policy value,

(b) is equal to premiums paid minus partial surrenders and partial surrender charges.

If the total indebtedness at the time of the loan or at any subsequent policy anniversary does not exceed an amount equal to (a - b), loan interest is at an effective annual rate of 4%. If indebtedness exceeds (a - b), loan interest is at an effective annual rate of 6% on that portion of the indebtedness which exceeds (a - b), and 4% on the remainder of the indebtedness. Interest is charged daily and due at the end of the policy year. We reserve the right to charge interest at an effective annual rate of 6% on all portions of indebtedness.


Minimum loan: $500 ($200 for Connecticut residents) or the remaining loan value, whichever is less.

Maximum loan:

o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.
o   In Alabama, 100% of the policy value minus surrender charges.
o   In all other states, 90% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.


Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions -- see "Deferral of Payments," under "Payment of Policy Proceeds").

Additional premiums: Any additional premium payments received while there is an outstanding loan on the policy will not be automatically applied as a loan repayment.


Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, we will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When we make a loan from a subaccount, we redeem accumulation units and the proceeds transferred into the fixed account. We will credit the loaned amount with 4.0% annual interest.


Repayments: We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.


Overdue interest: If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.

Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and cash surrender value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant fund(s).


A loan may terminate the no lapse guarantee. If the indebtedness exceeds the policy value minus surrender charges, the policy will lapse. (See "Keeping the Policy in Force.")

Taxes: If your policy lapses or you surrender it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums you paid, you generally will be liable for taxes on the excess. A 10% IRS penalty also may apply if you are under age 59 1/2. (See "Federal Taxes.")




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36 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Policy Surrenders


You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers Between the Fixed Account and Subaccounts.") We will process your surrender request at the end of the valuation period during which we receive your request. We may require you to return your policy. Surrender payments will be mailed to you by regular mail. If you request express mail delivery, we will charge you a fee. You may also request payment be wired to your bank. We will charge a fee for payments we send by wire.

We normally will process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of Payments," under "Payment of Policy Proceeds.")

TOTAL SURRENDERS
If you surrender your policy, you receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, Fees and Charges.") We will compute the value of each subaccount as of the end of the valuation period during which we receive your request.


PARTIAL SURRENDERS

After the first policy year, you may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000). The remaining policy value after a partial surrender can not be less than $5,000. We may charge you a partial surrender charge, described under "Loads, Fees, and Charges."

ALLOCATION OF PARTIAL SURRENDERS
Unless you specify otherwise, IDS Life will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which we receive your request. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.


EFFECT OF PARTIAL SURRENDERS

o A partial surrender will reduce the policy value by the amount of the partial surrender and the partial surrender charge. (See "Loads, Fees and Charges.")
o A partial surrender will reduce the specified amount by the amount of the specified amount multiplied by the sum of the partial surrender and partial surrender charge amount divided by the policy value. In order to receive favorable tax treatment under the Code, the reduction in specified amount may be less.
o A partial surrender will not be allowed if the policy value is less than $5,000 after the partial surrender.

Because they reduce the specified amount, partial surrenders may affect the cost of insurance.

TAXES
Upon surrender, you generally will be liable for taxes on any excess of the cash surrender value plus outstanding indebtedness over the premium paid. A 10% IRS penalty also may apply if you are under age 591/2. (See "Federal Taxes.")

EXCHANGE RIGHT
During the first two years after we issue the policy, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We automatically will credit all future premium payments to the fixed account unless you request a different allocation.

A transfer for this purpose will not count against the five-transfers-per-year limit. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification or issue age. Only the options available for allocating your policy value will be affected.

Optional Insurance Benefits


You may choose to add the following benefits to your policy at an additional cost, in the form of riders (if you meet certain requirements). More detailed information on these benefits is in your policy.


ACCELERATED BENEFIT RIDER FOR TERMINAL ILLNESS (ABRTI)

If the insured is terminally ill and death is expected to occur within six months, the rider provides that you can withdraw a portion of the death benefit prior to death. This rider is not available in all states.



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37 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Payment of Policy Proceeds

Proceeds will be paid when:

o   you surrender the policy; or
o   the insured dies.


We pay all proceeds by check (unless the beneficiary has chosen to have death benefit proceeds directly deposited into a checking account). We will compute the amount of the death benefit and pay it in a single sum unless you select one of the payment options below. We will pay interest at a rate not less than 2.5% per year (8% in Arkansas, 11% in Florida) on single sum death proceeds, from the date of the insured's death to the settlement date (the date on which proceeds are paid in a lump sum or first placed under a payment option).


Payment options: During the insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. (The beneficiary may also select a payment option, unless you say that he or she cannot.) You decide how much of the proceeds will be placed under each option (minimum: $5,000). We will transfer any such amount to IDS Life's general account. Unless we agree otherwise, payments under all options must be made to a natural person.

You may also make a written request to change a prior choice of payment option, if we agree, or to elect a payment option other than the three below.

If you elect a payment option for pre-death proceeds, payments under this option may be subject to federal income tax as ordinary income. If you elect Option A, the full pre-death proceeds will be taxed as a full surrender or maturity as described in "Taxation of Policy Proceeds" and may also be subject to an additional 10% penalty tax if the policy is a modified endowment. The interest paid under Option A will be ordinary income subject to income tax in the year earned. The interest payments will not be subject to the 10% penalty tax.


If you elect Option B or Option C for payment of pre-death proceeds, any indebtedness at the time of election will be taxed as a partial surrender as described in "Taxation of Policy Proceeds" and may also be subject to an additional 10% penalty tax if the policy is a modified endowment. We will use the remainder of the proceeds to make payments under the option elected. A portion of each payment will be taxed as ordinary income and a portion of each payment will be considered a return of the investment in the policy and will not be taxed. We describe an owner's investment in the policy in "Taxation of Policy Proceeds." All payments made after the investment in the policy is fully recovered will be subject to tax. Amounts paid under Option B or Option C that are subject to tax may also be subject to an additional 10% penalty tax. (See "Penalty tax.")


Death benefit proceeds applied to any payment option are not considered part of the beneficiary's income and thus are not subject to federal income tax. Payments of interest under Option A will be ordinary income subject to tax. Under Option B or Option C, a portion of each payment will be ordinary income subject to tax and a portion of each payment will be considered a return of the beneficiary's investment in the policy. The beneficiary's investment in the policy is the death benefit proceeds applied to the payment option. All payments made after the investment in the policy is fully recovered will be subject to tax.


Option A: Interest payments -- We will pay interest on any proceeds placed under this option at a rate of 4% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain or you may place them under a different payment option approved by us.

Option B: Payments for a specified period -- We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:


           Payment period                        Monthly payment per $1,000
               (years)                              placed under Option B
                 10                                        $9.61
                 15                                         6.87
                 20                                         5.51
                 25                                         4.71
                 30                                         4.18

We will furnish monthly amounts for other payment periods at your request, without charge.



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38 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Option C: Lifetime income -- We will make monthly payments for the life of the person (payee) who is to receive the income. Payment will be guaranteed for 10, 15 or 20 years.

We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and age of the payee on that date.

Option C Table
                                                     Life Income per $1,000 with payments guaranteed for

Age               Beginning                      5 years                   10 years                  15 years
payee               in year                  Male       Female         Male       Female         Male        Female
65                     2005                $ 5.28        $4.68        $5.16        $4.63        $4.96         $4.54
                       2010                  5.19         4.61         5.08         4.57         4.90          4.49
                       2015                  5.11         4.55         5.01         4.51         4.84          4.43
                       2020                  5.03         4.49         4.94         4.45         4.78          4.39
                       2025                  4.95         4.43         4.87         4.40         4.73          4.34
                       2030                  4.88         4.38         4.81         4.35         4.68          4.30
70                     2005                  6.15         5.37         5.88         5.26         5.49          5.07
                       2010                  6.03         5.28         5.79         5.18         5.42          5.00
                       2015                  5.92         5.19         5.70         5.10         5.36          4.94
                       2020                  5.81         5.10         5.61         5.03         5.30          4.88
                       2025                  5.71         5.03         5.53         4.96         5.24          4.83
                       2030                  5.61         4.95         5.45         4.89         5.18          4.77
75                     2005                  7.30         6.36         6.74         6.09         6.01          5.67
                       2010                  7.14         6.23         6.63         5.99         5.95          5.60
                       2015                  6.99         6.10         6.52         5.89         5.90          5.54
                       2020                  6.84         5.99         6.42         5.79         5.84          5.47
                       2025                  6.71         5.88         6.32         5.71         5.78          5.41
                       2030                  6.58         5.78         6.23         5.62         5.73          5.35
85                     2005                 10.68         9.65         8.52         8.14         6.73          6.64
                       2010                 10.45         9.41         8.44         8.04         6.72          6.62
                       2015                 10.22         9.19         8.36         7.93         6.70          6.59
                       2020                 10.00         8.98         8.27         7.83         6.68          6.57
                       2025                  9.79         8.78         8.19         7.74         6.67          6.54
                       2030                  9.60         8.59         8.11         7.64         6.65          6.52

The table above is based on the "1983 Individual Annuitant Mortality Table A" at 3.00% with 100% Projection Scale G. Settlement Rates for any year, age, or any combination of year, age and sex not shown above, will be calculated on the same basis as those rates shown in the table above. We will furnish such rates on request.

Deferral of payments: We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:


o the payments derive from a premium payment made by a check that has not cleared the banking system (we have not collected good payment);
o   the NYSE is closed (other than customary weekend and holiday closings);
o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.



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39 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Federal Taxes

The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation as well as IDS Life's tax status, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of federal income tax laws as the Internal Revenue Service (IRS) currently interprets them; both the laws and their interpretation may change.

As with any financial product purchased, the decision as to who the owner and the beneficiary will be should be made by the client after consultation with his or her tax and legal advisors. These decisions may significantly affect the amount due for income tax, gift tax and estate tax and also the client's ownership rights to the policy.

The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. IDS Life reserves the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.

IDS LIFE'S TAX STATUS

IDS Life is taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of IDS Life, although their operations are treated separately in accounting and financial statements. Investment income from the subaccounts is reinvested and becomes part of the subaccounts' value. This investment income, including realized capital gains, is not taxed to IDS Life, and therefore no charge is made against the subaccounts for federal income taxes. IDS Life reserves the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance contracts or in IDS Life's tax status as we currently understand it.

TAXATION OF POLICY PROCEEDS

The death benefit is not considered part of the beneficiary's income and thus is not subject to federal income taxes. When the proceeds are paid after the insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income. Part or all of any pre-death proceeds received through full surrender, lapse, partial surrender, policy loan or assignment of policy value, or payment options may be subject to federal income tax as ordinary income. (See the following table.) In some cases, the tax liability depends on whether the policy is a modified endowment (explained following the table). The taxable amount may also be subject to an additional 10% penalty tax if the policy is a modified endowment.

Source of proceeds                                        Taxable portion of pre-death proceeds
Full surrender:                                           Amount received plus any indebtedness, minus your investment in the policy.*

Lapse:                                                    Any outstanding indebtedness minus your investment in the policy.*

Partial surrenders (modified endowments):                 Lesser of: The amount received or policy value minus your
                                                          investment in the policy.*

Policy loans and assignments (modified endowments):       Lesser of: The amount of the loan/assignment or policy value minus your investment in the policy.*

Partial surrenders  (not  modified  endowments):          Generally,  if the  amount  received  is  greater  than your investment  in the  policy,*  the  amount  in excess of your investment is taxable.  However,  during the first 15 policy years,  a  different  amount may be  taxable if the  partial surrender  results in or is  necessitated  by a reduction in benefits.

Policy loans and assignments (not modified endowments):   None**

Payment options:                                          If proceeds of the policy will be paid under one of
                                                          the payment options, see the "Payment option" section for
                                                          tax information.

 * The owner's investment is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus the taxable portion of any previous policy loans.

** See "Lapse" under "Source of proceeds" above for explanation of tax treatment.


MODIFIED ENDOWMENT CONTRACTS
In 1988, Congress created a new class of life insurance policies called "Modified Endowment Contracts." The IRS taxes these policies differently from conventional life insurance contracts.

Your policy is a modified endowment contract if:

o   you apply for it or materially change it on or after June 21, 1988 and
o the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.

Also, any life insurance policy you receive in exchange for a modified endowment is itself a modified endowment.


We have procedures for monitoring whether your policy may become a modified endowment contract. We calculate modified endowment limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the risk classification of the insured. We recalculate these limits later if certain increases or reductions in benefits occur.



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40 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


The policy will be considered a modified endowment contract when it is issued unless the entire initial single premium is a result of an exchange under
Section 1035(a) of the Code from a life insurance policy that is not a modified endowment contract. If the policy is not considered a modified endowment contract when it is issued, any additional premiums paid that result in an increase in specified amount will most likely cause the policy to be considered a modified endowment contract.

Increases in benefits: We recalculate limits when an increase is a "material change." Almost any increase you request, such as an increase in specified amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the death benefit factor table described in the "Proceeds payable upon death" section, generally is not a material change. A policy becomes a modified endowment if premiums you pay in the early years following a material change exceed the recalculated limits.

Reductions in benefits: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had always been in effect. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment limits. If the premiums you have already paid exceed the recalculated limits, the policy becomes a modified endowment with applicable tax implications even if you do not pay any further premiums.


Distributions affected: Modified endowment rules apply to distributions in the year the policy becomes a modified endowment and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment because the IRS presumes that you took a distribution in anticipation of that event.

Serial purchase of modified endowments: The IRS treats all modified endowments issued by the same insurer (or possibly affiliated companies of the insurer) to the same owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.

Penalty tax: If a policy is a modified endowment, the taxable portion of pre-death proceeds from a full surrender, maturity, lapse, partial surrender, policy loan or assignment of policy value or certain payment options may be subject to a 10% penalty tax unless:

o   the distribution occurs after the owner attains age 59-1/2;

o the distribution is attributable to the owner becoming disabled (within the meaning of Code Section 72(m)(7) or

o the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

OTHER TAX CONSIDERATIONS
Interest paid on policy loans: If you use a policy loan for personal purposes, interest paid on the loan is not tax-deductible. Other rules apply if you use the loan for trade or business or investment purposes or if a business or corporation owns the policy from which the loan is taken.

Policy changes: Changing ownership, exchanging or assigning the policy may have tax consequences, depending on the circumstances.


Other taxes: Federal estate tax, state and local estate tax or inheritance tax, federal or state gift tax and other tax consequences of ownership or receipt of policy proceeds also will depend on the circumstances.

Tax-deferred retirement plans: The policy may be used in conjunction with certain retirement plans that are already tax-deferred under the Code. The policy will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is tax-deferred. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant.


On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with legal counsel before purchasing the policy for any employment-related insurance or benefit program.


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41 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

IDS Life

IDS Life is a stock life insurance company organized under the laws of the State of Minnesota in 1957. Our address is 70100 AXP Financial Center, Minneapolis, MN 55474.

IDS Life conducts a conventional life insurance business in the District of Columbia and all states except New York. A wholly owned subsidiary of IDS Life, IDS Life Insurance Company of New York, conducts a substantially identical business in New York.

IDS Life has been in the variable annuity business since 1968 and has sold a number of different variable annuity contracts and variable life insurance policies, utilizing other separate accounts, unit investment trusts and mutual funds.

OWNERSHIP
IDS Life is a wholly owned subsidiary of American Express Financial Corporation
(AEFC). AEFC, a Delaware corporation, is a wholly-owned subsidiary of American Express Company.

The AEFC family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.


Besides managing investments for all funds in the American Express(R) Funds, AEFC also manages investments for itself and its subsidiaries, American Express Certificate Company and IDS Life Insurance Company. Total assets under management as of the most recent fiscal year were more than $227 billion.


STATE REGULATION

IDS Life is subject to the laws of Minnesota governing insurance companies and to regulation by the Minnesota Department of Commerce. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. IDS Life files an annual statement in a prescribed form with Minnesota's Department of Commerce and in each state in which IDS Life does business. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times and a full examination of its operations is conducted periodically.

DISTRIBUTION OF THE POLICY

IDS Life is the sole distributor of the policy. IDS Life is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). Representatives of IDS Life are licensed insurance and annuity agents and are registered with the NASD as representatives of IDS Life.


IDS Life pays its representatives a commission of up to 6% of the initial single premium. Each year, IDS Life pays a service fee of .25% or less of the policy value, net of indebtedness. IDS Life pays additional commissions if an increase in coverage occurs.

LEGAL PROCEEDINGS
A number of lawsuits involving insurance sales practices, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts have been filed against life and health insurers in jurisdictions in which IDS Life and its affiliates do business. IDS Life and its affiliates, like other life and health insurers, are involved in such litigation. IDS Life was a named defendant in three class action lawsuits of this nature. On December 13, 1996, an action entitled Lesa Benacquisto and Daniel Benacquisto v. IDS Life Insurance Company and American Express Financial Corporation was commenced in Minnesota state court. A second action, entitled Arnold Mork, Isabella Mork, Ronald Melchert and Susan Melchert
v. IDS Life Insurance Company and American Express Financial Corporation was commenced in the same court on March 21, 1997. On October 13, 1998, an action entitled Richard W. and Elizabeth J. Thoresen v. American Express Financial Corporation, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was also commenced in Minnesota state court. These three class action lawsuits included allegations of improper insurance and annuity sales practices including improper replacement of existing annuity contracts and insurance policies, improper use of annuities to fund tax deferred contributory retirement plans, alleged agent misconduct, failure to properly supervise agents and other matters relating to life insurance policies and annuity contracts.

In January 2000, AEFC and its subsidiaries reached an agreement in principle to settle the three class action lawsuits described above. It is expected the settlement will provide $215 million of benefits to more than two million participants in exchange for a release by class members of all insurance and annuity market conduct claims dating back to 1985.

In August 2000, an action entitled Lesa Benacquisto, Daniel Benacquisto, Richard Thoresen, Elizabeth Thoresen, Arnold Mork, Isabella Mork, Ronald Melchert and Susan Melchert v. American Express Financial Corporation, American Express Financial Advisors, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in the United States District Court for the District of Minnesota. The complaint put at issue various alleged sales practices and misrepresentations and allegations of violations of federal laws.

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42 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


In May 2001, the United States District Court for the District of Minnesota and the District Court, Fourth Judicial District for the State of Minnesota, Hennepin County entered orders approving the settlement as tentatively reached in January 2000. Appeals were filed in both federal and state court but subsequently dismissed by the parties filing the appeals. The orders approving the settlement were final as of September 24, 2001. Implementation of the settlement commenced October 15, 2001.

Numerous individuals opted out of the settlement described above and therefore did not release their claims against AEFC and its subsidiaries. Some of these class members who opted out were represented by counsel and presented separate claims. Most of their claims have been settled.

The outcome of any litigation or threatened litigation cannot be predicted with any certainty. However, in the aggregate, IDS Life does not consider any lawsuits in which it is named as a defendant to be material.

EXPERTS
Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of IDS Life Insurance Company at Dec. 31, 2001 and 2000, and for each of the three years in the period ended Dec. 31, 2001, and the individual and combined financial statements of the segregated asset subaccounts of the IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life as of Dec. 31, 2001, and for each of the periods indicated therein, as set forth in their reports. We've included our financial statements in the prospectus in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.


Actuarial matters included in the prospectus have been examined by Mark Gorham, F.S.A., M.A.A.A., Vice President, Insurance Product Development, as stated in his opinion filed as an exhibit to the Registration Statement.

Management of IDS Life

DIRECTORS


Gumer C. Alvero
Director and Executive Vice President - Annuities since March 2001. Vice President - Variable Annuities, AEFC, since April 1998. Executive Assistant to President/CEO from April 1996 to April 1998.

Timothy V. Bechtold
Director and President since March 2001. Executive Vice President - Risk Management Products from 1995 to 2001. Vice President - Risk Management Products, AEFC, since 1995.

Barry J. Murphy
Director and Executive Vice President, Client Service, since March 1994. Director and Senior Vice President, AEFC, since May 1994.

Stephen W. Roszell
Director since January 2002. Senior Vice President - Institutional Group, AEFC.

John T. Sweeney
Director and Executive Vice President - Finance since January 2002. Vice President - Lead Financial Officer Products, AEFC, since November 2000. Vice President and Controller - Brokerage, AEFC, from November 1996 to November 2000.

OFFICERS OTHER THAN DIRECTORS

Philip C. Wentzel
Vice president and Controller since 1998. Vice President - Finance, Risk Management Products, AEFC since 1997.

David L. Yowan
Vice President and Treasurer since April 2001. Senior Vice President and Assistant Treasurer of American Express Company since January 1999. Senior Portfolio and Risk Management Officer for the North American Consumer Bank of Citigroup from August 1987 to January 1999.

Timothy S. Meehan
Secretary since December 2000. Secretary of AEFC, American Express Financial Advisors Inc., IDS Life Series Fund, Inc. and AEFC since October 1995.

Teresa J. Rasmussen
Vice President and General Counsel since August 2000. Vice President and Assistant General Counsel, AEFC, since August 2000. Assistant Vice President, AEFC, from October 1995 to August 2000.


The address for all the directors and principal officers is: 70100 AXP Financial Center, Minneapolis, MN 55474.


The officers, employees and sales force of IDS Life are bonded, in the amount of $100 million, by virtue of a blanket fidelity bond issued to American Express Company by Saint Paul Fire and Marine, the lead underwriter.



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43 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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

Other Information

The variable account has filed a registration statement with the SEC. For further information concerning the policy, the variable account and IDS Life, please refer to the registration statement. You can find the registration statement on the SEC's web site at (http://www.sec.gov).


SUBSTITUTION OF INVESTMENTS

We may change the funds from which the subaccounts buy shares if: the existing funds become unavailable; or in the judgment of IDS Life the funds are no longer suitable for the subaccounts. If these situations occur, we have the right to substitute the funds held in the subaccounts for other registered, open-end management investment companies as long as we believe it would be in the best interest of persons having voting rights under the policies.

In the event of any such substitution or change, IDS Life may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, we will not make any substitution or change without any necessary approval of the SEC or state insurance departments. IDS Life will notify owners within five days of any substitution or change.

VOTING RIGHTS

As a policy owner with investments in any subaccount, you may vote on important fund matters. Each share of a fund has one vote. On some issues -- for example, the election of directors -- all shares may vote together as one series. In those cases, all shares have cumulative voting rights. Cumulative voting means that shareholders are entitled to a number of votes equal to the number of shares they hold multiplied by the number of directors to be elected and they have the right to divide votes among candidates.


On an issue affecting only one fund -- for example, a fundamental investment restriction pertaining only to that fund -- its shares vote as a separate series. If shareholders of a particular fund vote approval of an agreement, the agreement becomes effective with respect to that fund, whether or not it is approved by shareholders of the other funds.

IDS Life is the owner of all fund shares and therefore holds all voting rights. However, IDS Life will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. IDS Life also will vote fund shares that are not otherwise attributable to owners in the same proportion as those shares in that subaccount for which we receive instructions.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. We will determine that number as of a date we choose that is 60 days or less before the meeting of the fund. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

Under certain conditions, IDS Life may disregard voting instructions that would change the goals of one or more of the funds or would result in approval or disapproval of an investment advisory contract. If IDS Life does disregard voting instructions, we will advise you of that action and the reasons for in our next report to owners.

REPORTS
At least once a year IDS Life will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.


RATING AGENCIES
We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the subaccounts of the policy. This information relates only to our general account and reflects our ability to make policy payouts and to pay death benefits and other distributions from the policy.

For detailed information on the agency rating given to IDS Life, contact your sales representative. Or view our current ratings by visiting the agency Web sites directly at:

A.M. Best                             www.ambest.com
Fitch                                 www.fitchratings.com
Moody's                               www.moodys.com/insurance

A.M. Best -- Rates insurance companies for their financial strength.

Fitch (formerly Duff & Phelps) -- Rates insurance companies for their claims-paying ability.

Moody's -- Rates insurance companies for their financial strength.

--------------------------------------------------------------------------------
44 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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


Policy Illustrations


The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 55-year-old male nonsmoker, if:


o   the annual rate of return of the fund is 0%, 6% or 12%.
o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the Illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results also would differ.


Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule.


In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

UNDERSTANDING THE ILLUSTRATIONS
Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.


Insured: assumes a male insurance age 55, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if the insured did not qualify for the non-smoker rate.

Premiums: assumes a $25,000 initial single premium is paid. Results would differ if premiums were paid on a different schedule.


Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

EFFECT OF EXPENSES AND CHARGES
The death benefit, policy value and cash surrender value reflect the following charges:


o   Premium expense charge: 3% of the premium payment.

o Cost of insurance charge and surrender charge for the sex, age and rate classification for the assumed insured.

o The expenses paid by the fund and charges made against the subaccounts as described below:


The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund or trust because we deducted the expenses paid by the fund and charges made against the subaccounts. These include:



o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.68% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees, based on assets of the subaccounts, of the funds available under the policy. This fee reflects applicable fund fee waivers and/or expense reimbursement arrangements and assumes that these arrangements will continue for the periods illustrated although this is not guaranteed. Without these arrangements, the assumed investment management fee would be 0.72% and the values shown in the following illustrations would be lower. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the
    Loads,   Fees  and  Charges  section  of  this  prospectus  for  additional information;
o the 12b-1 fee, assumed to be equivalent to an annual rate of 0.17% of the fund's average daily net assets;
o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually for all years; and
o a nonadvisory expense charge assumed to be equivalent to an annual rate of 0.23% of each fund's average daily net assets for direct expenses incurred by the fund. The assumed nonadvisory expense charge reflects applicable fund fee waivers and/or expense reimbursement arrangements and assumes that these arrangements will continue for the periods illustrated although this is not guaranteed. Without these arrangements, the assumed nonadvisory expense charge would be 0.78% and the values shown in the following illustrations would be lower. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, Fees, and Charges section of this prospectus for additional information.


After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:


Gross annual      Net annual rate of return for   Net annual rate of return for
investment rate    "Guaranteed costs assumed"        "Current costs assumed"
of return                 illustration                    illustration
    0%                      (1.98%)                         (1.98%)
    6                        4.02                            4.02
   12                       10.02                           10.02

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45 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
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



Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

At any time, upon written request by you, we will provide a projection of future death benefits and policy values. The projection will be based on assumptions as to specified amount(s), type of coverage option and future premium payments as are necessary and specified by us and/or you.

Illustration
Initial specified amount $75,118                      Male -- age 55                                  Current costs assumed
                                                        nonsmoker                                   Initial premium $25,000
                  Premium
                accumulated      Death benefit(1),(2)              Policy value(1),(2)          Cash surrender value(1),(2)
End of          with annual   assuming hypothetical gross      assuming hypothetical gross      assuming hypothetical gross
policy           interest     annual investment return of      annual investment return of      annual investment return of
year                at 5%         0%         6%        12%         0%         6%       12%         0%         6%        12%
     1          $ 25,000    $75,118    $75,118   $ 75,118    $23,353    $24,800  $ 26,248    $21,553    $23,000   $ 24,448
     2            26,250     75,118     75,118     75,118     22,424     25,334    28,421     20,824     23,734     26,821
     3            27,563     75,118     75,118     75,118     21,457     25,850    30,791     20,057     24,450     29,391
     4            28,941     75,118     75,118     75,118     20,447     26,341    33,380     19,247     25,141     32,180
     5            30,388     75,118     75,118     75,118     19,385     26,803    36,212     18,385     25,803     35,212
     6            31,907     75,118     75,118     75,118     18,262     27,228    39,316     17,462     26,428     38,516
     7            33,502     75,118     75,118     75,118     17,066     27,607    42,726     16,466     27,007     42,126
     8            35,178     75,118     75,118     75,118     15,782     27,928    46,481     15,382     27,528     46,081
     9            36,936     75,118     75,118     75,118     14,393     28,179    50,628     14,193     27,979     50,428
    10            38,783     75,118     75,118     75,118     12,884     28,349    55,228     12,884     28,349     55,228
    11            40,722     75,118     75,118     75,118     11,244     28,429    60,353     11,244     28,429     60,353
    12            42,758     75,118     75,118     78,625      9,453     28,404    66,071      9,453     28,404     66,071
    13            44,896     75,118     75,118     85,369      7,494     28,262    72,347      7,494     28,262     72,347
    14            47,141     75,118     75,118     92,670      5,343     27,985    79,205      5,343     27,985     79,205
    15            49,498     75,118     75,118    100,572      2,966     27,545    86,700      2,966     27,545     86,700
    16            51,973     75,118     75,118    109,123        320     26,913    94,890        320     26,913     94,890
    17            54,572     75,118     75,118    117,382         --     26,045   103,878         --     26,045    103,878
    18            57,300     75,118     75,118    126,268         --     24,884   113,755         --     24,884    113,755
    19            60,165     75,118     75,118    135,845         --     23,367   124,629         --     23,367    124,629
    20            63,174     75,118     75,118    146,189         --     21,420   136,625         --     21,420    136,625
age 80            80,627     75,118     75,118    227,395         --      1,535   216,566         --      1,535    216,566
age 85           102,903     75,118     75,118    357,037         --         --   340,035         --         --    340,035

(1) Assumes no policy loans or partial withdrawals have been made.
(2) Assumes a $25,000 initial single premium is paid.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We do not represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

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46 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Illustration
Initial specified amount $75,118                      Male -- age 55                               Guaranteed costs assumed
                                                        nonsmoker                                   Initial premium $25,000
                  Premium
                accumulated      Death benefit(1),(2)              Policy value(1),(2)          Cash surrender value(1),(2)
End of          with annual   assuming hypothetical gross      assuming hypothetical gross      assuming hypothetical gross
policy           interest     annual investment return of      annual investment return of      annual investment return of
year                at 5%         0%         6%        12%         0%         6%       12%         0%         6%        12%
     1          $ 25,000    $75,118    $75,118   $ 75,118    $23,353    $24,800  $ 26,248    $21,553    $23,000   $ 24,448
     2            26,250     75,118     75,118     75,118     22,424     25,334    28,421     20,824     23,734     26,821
     3            27,563     75,118     75,118     75,118     21,457     25,850    30,791     20,057     24,450     29,391
     4            28,941     75,118     75,118     75,118     20,447     26,341    33,380     19,247     25,141     32,180
     5            30,388     75,118     75,118     75,118     19,385     26,803    36,212     18,385     25,803     35,212
     6            31,907     75,118     75,118     75,118     18,262     27,228    39,316     17,462     26,428     38,516
     7            33,502     75,118     75,118     75,118     17,066     27,607    42,726     16,466     27,007     42,126
     8            35,178     75,118     75,118     75,118     15,782     27,928    46,481     15,382     27,528     46,081
     9            36,936     75,118     75,118     75,118     14,393     28,179    50,628     14,193     27,979     50,428
    10            38,783     75,118     75,118     75,118     12,884     28,349    55,228     12,884     28,349     55,228
    11            40,722     75,118     75,118     75,118     11,235     28,421    60,350     11,235     28,421     60,350
    12            42,758     75,118     75,118     78,617      9,424     28,382    66,064      9,424     28,382     66,064
    13            44,896     75,118     75,118     85,353      7,433     28,216    72,333      7,433     28,216     72,333
    14            47,141     75,118     75,118     92,641      5,233     27,900    79,181      5,233     27,900     79,181
    15            49,498     75,118     75,118    100,526      2,785     27,407    86,660      2,785     27,407     86,660
    16            51,973     75,118     75,118    109,052         42     26,700    94,828         42     26,700     94,828
    17            54,572     75,118     75,118    117,282         --     25,731   103,789         --     25,731    103,789
    18            57,300     75,118     75,118    126,132         --     24,434   113,632         --     24,434    113,632
    19            60,165     75,118     75,118    135,667         --     22,734   124,465         --     22,734    124,465
    20            63,174     75,118     75,118    145,965         --     20,542   136,416         --     20,542    136,416
age 80            80,627     75,118     75,118    226,735         --         --   215,938         --         --    215,938
age 85           102,903     75,118     75,118    354,913         --         --   338,013         --         --    338,013

(1) Assumes no policy loans or partial withdrawals have been made.
(2) Assumes a $25,000 initial single premium is paid.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We do not represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

--------------------------------------------------------------------------------
47 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Key Terms

These terms can help you understand details about your policy.

Accumulation unit: An accounting unit used to calculate the policy value of the subaccounts prior to the insured's death.

Attained insurance age: The insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.

Cash surrender value: Proceeds received if you surrender the policy in full, or the amount payable if the insured's death occurs on or after the insured has attained insurance age 100. The cash surrender value equals the policy value minus indebtedness and any applicable surrender charges.

Close of business: Closing time of the New York Stock Exchange, normally 3 p.m., Central time.

Code: The Internal Revenue Code of 1986, as amended.

Death benefit factor: A factor used to determine the death benefit and the proceeds payable upon death if the insured's death occurs prior to the insured's attained insurance age 100. The death benefit factor is based on the insured's attained insurance age.

Fixed account: The general investment account of IDS Life. The fixed account is made up of all of IDS Life's assets other than those held in any separate account.

Fixed account value: The portion of the policy value that you allocate to the fixed account, including indebtedness.

Funds: Mutual funds or portfolios, each with a different investment objective. (See "The Funds.") Each of the subaccounts of the variable account invests in a specific one of these funds.

IDS Life: In this prospectus, "we," "us," "our" and "IDS Life" refer to IDS Life Insurance Company.

Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.

Initial single premium: The total of the premium you pay with the application plus any other premiums you pay before the policy is issued.

Insurance age: The insured's age, based upon his or her last birthday on the date of the application.

Insured: The person whose life is insured by the policy.

Monthly date: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

Net amount at risk: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.

Net premium: The premium paid minus the premium expense charge.

No lapse guarantee: A feature of the policy guaranteeing that the policy will not lapse:

o   for 30 policy years for insurance ages 0-55
o   until the insured's attained insurance age 85 for insurance ages 56-75
o   for 10 policy years for insurance ages 76 and older
o   for five policy years if the policy is purchased in Massachusetts or Texas.

This feature is in effect unless indebtedness exceeds the policy value minus surrender charges.

Owner: The entity(ies) to which, or individual(s) to whom, we issue the policy or to whom you subsequently transfer ownership. In the prospectus "you" and "your" refer to the owner.

Policy anniversary: The same day and month as the policy date each year the policy remains in force.

Policy date: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months.

Policy value: The sum of the fixed account value plus the variable account value.

Proceeds: The amount payable under the policy as follows:

Prior to the insured's attained insurance age 100, the proceeds payable upon death of the insured is the death benefit amount minus outstanding indebtedness.

On or after the insured's attained insurance age 100, the proceeds payable upon the death of the insured will be the greater of:

o the policy value on the date of the insured's death minus any indebtedness on the date of the insured's death; or
o the policy value at the insured's attained insurance age 100 minus any indebtedness on the date of the insured's death.

Risk classification: A group of insureds that IDS Life expects will have similar mortality experience.

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48 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

Specified amount: An amount we use to determine the death benefit and the proceeds payable upon death of the insured prior to the insured's attained insurance age 100. We show the initial specified amount in your policy. The initial specified amount is calculated by multiplying the initial net single premium by a specified amount factor, which is based on the insured's age, sex and risk classifications. Any additional specified amount will be determined by multiplying the additional net premium by a specified amount factor based on the insured's attained insurance age, sex and risk classification.

Subaccount(s): One or more of the investment divisions of the variable account, each of which invests in a particular fund.

Surrender charge: A charge we assess against the policy value at the time of surrender, or if the policy lapses, during the first 10 years of the policy and for 10 years after an increase in specified amount that was a result of additional premiums being paid.

Valuation date: A normal business day, Monday through Friday, on which the New York Stock Exchange is open. We set the value of each subaccount at the close of business on each valuation date.

Valuation period: The interval commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.

Variable account: IDS Life Variable Life Separate Account consisting of subaccounts, each of which invests in a particular fund. The policy value in each subaccount depends on the performance of the particular fund.

Variable account value: The sum of the values that you allocate to the subaccounts of the variable account.

--------------------------------------------------------------------------------
49 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------


Annual Financial Information

REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS IDS LIFE INSURANCE COMPANY
We have audited the accompanying individual statements of assets and liabilities of the segregated asset subaccounts of IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life (comprised of subaccounts FBC, FBD, FCR, FCM, FDE, FEM, FEX, FFI, FGB, FGR, FIE, FMF, FND, FIV, FSM, FSA, FSB, FRE, FSV, FUE, FMC, FGT, FIG, FIP, FGW, FDS, FVS, FIC and FSP) as of December 31, 2001, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the management of IDS Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2001 with the affiliated and unaffiliated mutual fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of the segregated asset subaccounts of IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life at December 31, 2001 and the individual results of their operations and the changes in their net assets for the periods indicated therein, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Minneapolis, Minnesota
March 22, 2002




--------------------------------------------------------------------------------
50 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Assets and Liabilities
                                                                                Segregated Asset Subaccounts
December 31, 2001                                       FBC          FBD          FCR         FCM           FDE          FEM
Assets
Investments in shares of mutual funds and portfolios:
     at cost                                        $2,642,275  $13,494,143     $653,490  $22,689,483   $14,416,124     $287,263
     at market value                                $2,364,554  $13,421,736     $623,160  $22,688,949   $14,623,872     $280,300
                                                    ----------  -----------     --------  -----------   -----------     --------
Dividends receivable                                        --       60,559           --       32,836            --           --
Accounts receivable from IDS Life for
contract purchase payments                               6,962           --        1,058      158,366        60,293          163
Receivable from mutual funds and portfolios
for share redemptions                                       --           --           --           --            --           --
                                                     ---------   ----------      -------   ----------    ----------      -------
Total assets                                         2,371,516   13,482,295      624,218   22,880,151    14,684,165      280,463
                                                     =========   ==========      =======   ==========    ==========      =======
Liabilities
Payable to IDS Life for:
     Mortality and expense risk fee                      1,758        9,940          458       16,638        10,558          206
     Contract terminations                                  --        4,406           --           --            --           --
Payable to mutual funds and portfolios for
investments purchased                                       --           --           --           --            --           --
                                                     ---------   ----------      -------   ----------    ----------      -------
Total liabilities                                        1,758       14,346          458       16,638        10,558          206
                                                     ---------   ----------      -------   ----------    ----------      -------
Net assets applicable to Variable Life
contracts in accumulation period                    $2,369,758  $13,467,949     $623,760  $22,863,513   $14,673,607     $280,257
                                                    ==========  ===========     ========  ===========   ===========     ========
Accumulation units outstanding                       3,208,105   11,757,707      904,089   21,573,484    14,694,932      369,932
                                                     =========   ==========      =======   ==========    ==========      =======
Net asset value per accumulation unit               $     0.74  $      1.15     $   0.69  $      1.06   $      1.00     $   0.76
                                                    ==========  ===========     ========  ===========   ===========     ========

See accompanying notes to financial statements.


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51 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Assets and Liabilities
                                                                                Segregated Asset Subaccounts
December 31, 2001 (continued)                           FEX          FFI         FGB          FGR           FIE          FMF
Assets
Investments in shares of mutual funds and portfolios:
     at cost                                        $7,396,243   $4,812,610   $1,653,399  $12,719,109    $1,272,075   $2,910,294
                                                    ----------   ----------   ----------  -----------    ----------   ----------
     at market value                                $7,082,123   $4,794,720   $1,645,376  $ 9,665,698    $  992,654   $2,736,094
Dividends receivable                                    60,274       21,762       12,669           --            --           --
Accounts receivable from IDS Life for
contract purchase payments                              12,884           --          298       34,051         1,358        3,604
Receivable from mutual funds and portfolios
for share redemptions                                       --           --           --           --            --           --
                                                    ----------   ----------   ----------  -----------    ----------   ----------
Total assets                                         7,155,281    4,816,482    1,658,343    9,699,749       994,012    2,739,698
                                                     =========    =========    =========    =========       =======    =========
Liabilities
Payable to IDS Life for:
     Mortality and expense risk fee                      5,112        3,573        1,213        7,201           740        2,040
     Contract terminations                                  --          270           --           --            --           --
Payable to mutual funds and portfolios for
investments purchased                                       --           --           --           --            --           --
                                                    ----------   ----------   ----------  -----------    ----------   ----------
Total liabilities                                        5,112        3,843        1,213        7,201           740        2,040
                                                    ----------   ----------   ----------  -----------    ----------   ----------
Net assets applicable to Variable Life
contracts in accumulation period                    $7,150,169   $4,812,639   $1,657,130  $ 9,692,548    $  993,272   $2,737,658
                                                    ==========   ==========   ==========  ===========    ==========   ==========
Accumulation units outstanding                       7,416,277    4,256,663    1,540,868   18,389,620     1,636,061    3,220,759
                                                     =========    =========    =========   ==========     =========    =========
Net asset value per accumulation unit               $     0.96   $     1.13   $     1.08  $      0.53    $     0.61   $     0.85
                                                    ==========   ==========   ==========  ===========    ==========   ==========

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
52 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Assets and Liabilities
                                                                                Segregated Asset Subaccounts
December 31, 2001 (continued)                          FND          FIV          FSM          FSA           FSB          FRE
Assets
Investments in shares of mutual funds and portfolios:
     at cost                                       $83,079,203  $ 9,786,964   $3,806,833   $8,147,880    $1,147,007   $6,547,540
                                                   -----------  -----------   ----------   ----------    ----------   ----------
     at market value                               $70,793,379  $ 9,377,885   $3,907,810   $5,716,195    $1,066,464   $6,801,142
Dividends receivable                                        --           --           --           --            --           --
Accounts receivable from IDS Life for
contract purchase payments                             206,073       39,884       30,060       21,179         2,060       20,636
Receivable from mutual funds and portfolios
for share redemptions                                       --           --           --           --           779        4,916
                                                   -----------  -----------   ----------   ----------    ----------   ----------
Total assets                                        70,999,452    9,417,769    3,937,870    5,737,374     1,069,303    6,826,694
                                                    ==========    =========    =========    =========     =========    =========
Liabilities
Payable to IDS Life for:
     Mortality and expense risk fee                     52,422        6,712        2,854        4,264           779        4,916
     Contract terminations                                  --           --           --           --            --           --
Payable to mutual funds and portfolios for
investments purchased                                       --           --           --           --         2,060       20,636
                                                   -----------  -----------   ----------   ----------    ----------   ----------
Total liabilities                                       52,422        6,712        2,854        4,264         2,839       25,552
                                                   -----------  -----------   ----------   ----------    ----------   ----------
Net assets applicable to Variable Life
contracts in accumulation period                   $70,947,030  $ 9,411,057   $3,935,016   $5,733,110    $1,066,464   $6,801,142
                                                   ===========  ===========   ==========   ==========    ==========   ==========
Accumulation units outstanding                      82,787,454   11,971,050    4,264,159    9,944,622     1,189,738    5,495,055
                                                    ==========   ==========    =========    =========     =========    =========
Net asset value per accumulation unit              $      0.86  $      0.79   $     0.92   $     0.58    $     0.90   $     1.24
                                                   ===========  ===========   ==========   ==========    ==========   ==========

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
53 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Assets and Liabilities
                                                                                Segregated Asset Subaccounts
December 31, 2001 (continued)                          FSV          FUE          FMC          FGT           FIG          FIP
Assets
Investments in shares of mutual funds and portfolios:
     at cost                                        $3,619,536   $5,248,008  $11,959,287  $ 9,121,574   $18,184,916   $3,291,507
                                                    ----------   ----------  -----------  -----------   -----------   ----------
     at market value                                $3,846,753   $4,931,550  $12,096,095  $ 5,793,976   $15,760,246   $3,010,665
Dividends receivable                                        --           --           --           --            --           --
Accounts receivable from IDS Life for
contract purchase payments                              10,718        7,162       57,010       12,916        45,904       12,731
Receivable from mutual funds and portfolios
for share redemptions                                    2,790        3,606        8,749        4,290        11,566        2,140
                                                    ----------   ----------  -----------  -----------   -----------   ----------
Total assets                                         3,860,261    4,942,318   12,161,854    5,811,182    15,817,716    3,025,536
                                                     =========    =========   ==========    =========    ==========    =========
Liabilities
Payable to IDS Life for:
     Mortality and expense risk fee                      2,790        3,606        8,749        4,290        11,566        2,140
     Contract terminations                                  --           --           --           --            --           --
Payable to mutual funds and portfolios for
investments purchased                                   10,718        7,162       57,010       12,916        45,904       12,731
                                                    ----------   ----------  -----------  -----------   -----------   ----------
Total liabilities                                       13,508       10,768       65,759       17,206        57,470       14,871
                                                    ----------   ----------  -----------  -----------   -----------   ----------
Net assets applicable to Variable Life
contracts in accumulation period                    $3,846,753   $4,931,550  $12,096,095  $ 5,793,976   $15,760,246   $3,010,665
                                                    ==========   ==========  ===========  ===========   ===========   ==========
Accumulation units outstanding                       3,004,254    6,233,984    9,095,024   12,968,976    24,849,108    4,159,385
                                                     =========    =========    =========   ==========    ==========    =========
Net asset value per accumulation unit               $     1.28   $     0.79  $      1.33  $      0.45   $      0.63   $     0.72
                                                    ==========   ==========  ===========  ===========   ===========   ==========

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
54 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Assets and Liabilities
                                                                        Segregated Asset Subaccounts
December 31, 2001 (continued)                          FGW          FDS          FVS          FIC           FSP
Assets
Investments in shares of mutual funds and portfolios:
     at cost                                       $12,669,120  $12,013,385  $11,079,520   $6,116,121   $ 9,296,602
                                                   -----------  -----------  -----------   ----------   -----------
     at market value                               $11,529,113  $12,082,775  $ 8,403,404   $4,725,425   $ 9,912,334
Dividends receivable                                        --           --           --           --            --
Accounts receivable from IDS Life for
contract purchase payments                              36,608       65,998       43,441       21,568        92,451
Receivable from mutual funds and portfolios
for share redemptions                                    8,331        8,751        6,197        3,446         7,041
                                                   -----------  -----------  -----------   ----------   -----------
Total assets                                        11,574,052   12,157,524    8,453,042    4,750,439    10,011,826
                                                    ==========   ==========    =========    =========    ==========
Liabilities
Payable to IDS Life for:
     Mortality and expense risk fee                      8,331        8,751        6,197        3,446         7,041
     Contract terminations                                  --           --           --           --            --
Payable to mutual funds and portfolios for
investments purchased                                   36,608       65,998       43,441       21,568        92,451
                                                   -----------  -----------  -----------   ----------   -----------
Total liabilities                                       44,939       74,749       49,638       25,014        99,492
                                                   -----------  -----------  -----------   ----------   -----------
Net assets applicable to Variable Life
contracts in accumulation period                   $11,529,113  $12,082,775  $ 8,403,404   $4,725,425   $ 9,912,334
                                                   ===========  ===========  ===========   ==========   ===========
Accumulation units outstanding                      16,763,506   13,315,317   14,086,969    8,156,564     8,497,427
                                                    ==========   ==========   ==========    =========     =========
Net asset value per accumulation unit              $      0.69  $      0.91  $      0.60   $     0.58   $      1.17
                                                   ===========  ===========  ===========   ==========   ===========

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
55 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Operations
                                                                                Segregated Asset Subaccounts
Year ended December 31, 2001                            FBC          FBD          FCR          FCM           FDE          FEM
Investment income
Dividend income from mutual funds and portfolios    $   11,277     $323,699     $  1,360   $  381,605      $ 65,588      $    41
Variable account expenses                               14,255       46,497        2,954      110,321        41,829        1,774
                                                        ------       ------        -----      -------        ------        -----
Investment income (loss) -- net                         (2,978)     277,202       (1,594)     271,284        23,759       (1,733)
                                                        ======      =======       ======      =======        ======       ======
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                               122,300      688,473      154,598    9,477,103       113,980       30,159
     Cost of investments sold                          144,133      686,019      195,096    9,477,081       114,484       35,807
                                                       -------      -------      -------    ---------       -------       ------
Net realized gain (loss) on sales of investments       (21,833)       2,454      (40,498)          22          (504)      (5,648)
Distributions from capital gains                            --           --           --           --            --           --
Net change in unrealized appreciation or
depreciation of investments                           (213,703)     (80,226)     (12,212)        (642)      205,389        8,428
                                                      --------      -------      -------         ----       -------        -----
Net gain (loss) on investments                        (235,536)     (77,772)     (52,710)        (620)      204,885        2,780
                                                      --------      -------      -------         ----       -------        -----
Net increase (decrease) in net assets
resulting from operations                           $(238,514)     $199,430     $(54,304)  $  270,664      $228,644      $ 1,047
                                                    =========      ========     ========   ==========      ========      =======

Statements of Operations
                                                                                     Segregated Asset Subaccounts
Year ended December 31, 2001 (continued)                FEX           FFI          FGB            FGR           FIE          FMF
Investment income
Dividend income from mutual funds and portfolios     $ 343,473     $ 75,320     $ 35,246    $        --     $   9,034    $  42,291
Variable account expenses                               28,803       15,428        7,499         61,554         6,285       14,470
                                                        ------       ------        -----         ------         -----       ------
Investment income (loss) -- net                        314,670       59,892       27,747        (61,554)        2,749       27,821
                                                       =======       ======       ======        =======         =====       ======
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                               117,241      687,463       98,373        209,173       179,456      268,331
     Cost of investments sold                          123,046      683,157       97,400        299,858       241,712      296,446
                                                       -------      -------       ------        -------       -------      -------
Net realized gain (loss) on sales of investments        (5,805)       4,306          973        (90,685)      (62,256)     (28,115)
Distributions from capital gains                            --           --           --             --            --           --
Net change in unrealized appreciation or
depreciation of investments                           (260,957)     (20,534)     (16,471)    (2,139,731)     (147,032)    (136,357)
                                                      --------      -------      -------     ----------      --------     --------
Net gain (loss) on investments                        (266,762)     (16,228)     (15,498)    (2,230,416)     (209,288)    (164,472)
                                                      --------      -------      -------     ----------      --------     --------
Net increase (decrease) in net assets
resulting from operations                            $  47,908     $ 43,664     $ 12,249    $(2,291,970)    $(206,539)   $(136,651)
                                                     =========     ========     ========    ===========     =========    =========

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
56 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Operations
                                                                                Segregated Asset Subaccounts
Year ended December 31, 2001 (continued)                 FND          FIV          FSM          FSA           FSB          FRE
Investment income
Dividend income from mutual funds and portfolios     $ 124,124    $  43,621     $     --  $     9,481      $ 39,709     $ 73,646
Variable account expenses                              422,665       38,025       16,478       36,874         3,980       23,411
                                                       -------       ------       ------       ------         -----       ------
Investment income (loss) -- net                       (298,541)       5,596      (16,478)     (27,393)       35,729       50,235
                                                      ========        =====      =======      =======        ======       ======
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                               396,083      151,419       65,916      143,069        11,402       10,582
     Cost of investments sold                          494,981      167,584       69,353      213,497        16,126       10,430
                                                       -------      -------       ------      -------        ------       ------
Net realized gain (loss) on sales of investments       (98,898)     (16,165)      (3,437)     (70,428)       (4,724)         152
Distributions from capital gains                            --           --           --           --        19,347           --
Net change in unrealized appreciation or
depreciation of investments                         (6,499,837)    (351,202)     113,812   (1,305,987)      (71,023)     240,426
                                                    ----------     --------      -------   ----------       -------      -------
Net gain (loss) on investments                      (6,598,735)    (367,367)     110,375   (1,376,415)      (56,400)     240,578
                                                    ----------     --------      -------   ----------       -------      -------
Net increase (decrease) in net assets
resulting from operations                          $(6,897,276)   $(361,771)    $ 93,897  $(1,403,808)     $(20,671)    $290,813
                                                   ===========    =========     ========  ===========      ========     ========

Statements of Operations
                                                                               Segregated Asset Subaccounts
Year ended December 31, 2001 (continued)                 FSV          FUE          FMC          FGT           FIG          FIP
Investment income
Dividend income from mutual funds and portfolios      $  3,817    $  21,813     $103,885  $    30,454   $    69,481    $      79
Variable account expenses                               12,429       23,610       37,597       40,952        80,284       11,487
                                                        ------       ------       ------       ------        ------       ------
Investment income (loss) -- net                         (8,612)      (1,797)      66,288      (10,498)      (10,803)     (11,408)
                                                        ======       ======       ======      =======       =======      =======
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                                30,869      205,897       19,263      207,539        68,573       21,092
     Cost of investments sold                           31,989      231,205       18,897      330,819        94,333       23,436
                                                        ------      -------       ------      -------        ------       ------
Net realized gain (loss) on sales of investments        (1,120)     (25,308)         366     (123,280)      (25,760)      (2,344)
Distributions from capital gains                        22,083           --      536,576           --            --        5,234
Net change in unrealized appreciation or
depreciation of investments                            220,369     (221,732)     107,132   (1,971,927)   (1,719,334)    (277,122)
                                                       -------     --------      -------   ----------    ----------     --------
Net gain (loss) on investments                         241,332     (247,040)     644,074   (2,095,207)   (1,745,094)    (274,232)
                                                       -------     --------      -------   ----------    ----------     --------
Net increase (decrease) in net assets
resulting from operations                             $232,720    $(248,837)    $710,362  $(2,105,705)  $(1,755,897)   $(285,640)
                                                      ========    =========     ========  ===========   ===========    =========

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
57 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Operations
                                                                        Segregated Asset Subaccounts
Year ended December 31, 2001 (continued)                FGW           FDS         FVS         FIC            FSP
Investment income
Dividend income from mutual funds and portfolios   $     2,161     $     --  $        --  $        --      $  1,009
Variable account expenses                               50,293       54,661       50,523       24,490        34,509
                                                        ------       ------       ------       ------        ------
Investment income (loss) -- net                        (48,132)     (54,661)     (50,523)     (24,490)      (33,500)
                                                       =======      =======      =======      =======       =======
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                                30,375       67,637      158,334       40,517        26,272
     Cost of investments sold                           39,430       78,567      231,468       54,621        29,028
                                                        ------       ------      -------       ------        ------
Net realized gain (loss) on sales of investments        (9,055)     (10,930)     (73,134)     (14,104)       (2,756)
Distributions from capital gains                        26,071      123,787      519,406      578,266            --
Net change in unrealized appreciation or
depreciation of investments                           (985,505)     158,445   (2,233,239)  (1,125,768)      577,467
                                                      --------      -------   ----------   ----------       -------
Net gain (loss) on investments                        (968,489)     271,302   (1,786,967)    (561,606)      574,711
                                                      --------      -------   ----------     --------       -------
Net increase (decrease) in net assets
resulting from operations                          $(1,016,621)    $216,641  $(1,837,490) $  (586,096)     $541,211
                                                   ===========     ========  ===========  ===========      ========

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
58 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Operations
                                                                                Segregated Asset Subaccounts
Period ended December 31, 2000                          FBC(1)       FBD(1)       FCR(1)       FCM(1)        FDE(1)       FEM(1)
Investment income
Dividend income from mutual funds and portfolios      $  1,795      $ 7,596     $ 10,968   $   46,937      $  1,683     $     --
Mortality and expense risk fee                           1,876        1,056          234        7,038         1,286          274
                                                         -----        -----          ---        -----         -----          ---
Investment income (loss) -- net                            (81)       6,540       10,734       39,899           397         (274)
                                                           ===        =====       ======       ======           ===         ====
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                               159,213       23,281       31,754    1,293,244       298,653        8,268
     Cost of investments sold                          161,552       23,256       36,357    1,293,240       296,289        9,354
                                                       -------       ------       ------    ---------       -------        -----
Net realized gain (loss) on investments                 (2,339)          25       (4,603)           4         2,364       (1,086)
Net change in unrealized appreciation or
depreciation of investments                            (64,018)       7,819      (18,118)         108         2,359      (15,391)
                                                       -------        -----      -------          ---         -----      -------
Net gain (loss) on investments                         (66,357)       7,844      (22,721)         112         4,723      (16,477)
                                                       -------        -----      -------          ---         -----      -------
Net increase (decrease) in net assets
resulting from operations                             $(66,438)     $14,384     $(11,987)  $   40,011      $  5,120     $(16,751)
                                                      ========      =======     ========   ==========      ========     ========

Statements of Operations
                                                                                Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)              FEX(1)       FFI(1)       FGB(1)       FGR(1)        FIE(1)       FMF(1)
Investment income
Dividend income from mutual funds and portfolios      $ 19,503      $ 2,213      $ 1,433    $      --     $  85,907     $ 22,412
Mortality and expense risk fee                           1,694          350          513        9,443         1,247          834
                                                         -----          ---          ---        -----         -----          ---
Investment income (loss) -- net                         17,809        1,863          920       (9,443)       84,660       21,578
                                                        ======        =====          ===       ======        ======       ======
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                                58,827       23,564       83,941       40,668         7,675       13,797
     Cost of investments sold                           60,439       23,329       84,407       46,277         9,213       14,102
                                                        ------       ------       ------       ------         -----       ------
Net realized gain (loss) on investments                 (1,612)         235         (466)      (5,609)       (1,538)        (305)
Net change in unrealized appreciation or
depreciation of investments                            (53,163)       2,644        8,448     (913,680)     (132,389)     (37,843)
                                                       -------        -----        -----     --------      --------      -------
Net gain (loss) on investments                         (54,775)       2,879        7,982     (919,289)     (133,927)     (38,148)
                                                       -------        -----        -----     --------      --------      -------
Net increase (decrease) in net assets
resulting from operations                             $(36,966)     $ 4,742      $ 8,902    $(928,732)    $ (49,267)    $(16,570)
                                                      ========      =======      =======    =========     =========     ========

(1) For the period May 15, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
59 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Operations
                                                                                Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)             FND           FIV(1)       FSM(1)     FSA(1)          FSB(1)       FRE(1)
Investment income
Dividend income from mutual funds and portfolios   $ 2,275,914     $  3,383     $ 11,432  $   644,605       $ 4,880      $    --
Mortality and expense risk fee                         169,645        1,789          933        5,569           199          529
                                                       -------        -----          ---        -----           ---          ---
Investment income (loss) -- net                      2,106,269        1,594       10,499      639,036         4,681         (529)
                                                     =========        =====       ======      =======         =====         ====
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                               324,608       19,891       14,366       30,188         6,356       13,503
     Cost of investments sold                          321,917       20,682       15,317       30,414         6,451       13,142
                                                       -------       ------       ------       ------         -----       ------
Net realized gain (loss) on investments                  2,691         (791)        (951)        (226)          (95)         361
Net change in unrealized appreciation or
depreciation of investments                         (5,918,989)     (57,877)     (12,835)  (1,125,698)       (9,520)      13,176
                                                    ----------      -------      -------   ----------        ------       ------
Net gain (loss) on investments                      (5,916,298)     (58,668)     (13,786)  (1,125,924)       (9,615)      13,537
                                                    ----------      -------      -------   ----------        ------       ------
Net increase (decrease) in net assets
resulting from operations                          $(3,810,029)    $(57,074)    $ (3,287) $  (486,888)      $(4,934)     $13,008
                                                   ===========     ========     ========  ===========       =======      =======

Statements of Operations
                                                                                Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)              FSV(1)       FUE(1)       FMC(1)       FGT(1)        FIG(1)       FIP(1)
Investment income
Dividend income from mutual funds and portfolios        $   --     $ 12,932      $11,923  $    23,195     $  50,889      $ 3,319
Mortality and expense risk fee                             138        2,406          694       11,071        11,826          627
                                                           ---        -----          ---       ------        ------          ---
Investment income (loss) -- net                           (138)      10,526       11,229       12,124        39,063        2,692
                                                          ====       ======       ======       ======        ======        =====
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                                 8,767       12,841       11,418      111,697         2,921        6,932
     Cost of investments sold                            8,615       13,299       11,025      121,628         2,975        6,814
                                                         -----       ------       ------      -------         -----        -----
Net realized gain (loss) on investments                    152         (458)         393      (9,931)          (54)          118
Net change in unrealized appreciation or
depreciation of investments                              6,848      (94,726)      29,676   (1,355,671)     (705,336)      (3,720)
                                                         -----      -------       ------   ----------      --------       ------
Net gain (loss) on investments                           7,000      (95,184)      30,069   (1,365,602)     (705,390)      (3,602)
                                                         -----      -------       ------   ----------      --------       ------
Net increase (decrease) in net assets
resulting from operations                               $6,862     $(84,658)     $41,298  $(1,353,478)    $(666,327)     $  (910)
                                                        ======     ========      =======  ===========     =========      =======

(1) For the period May 15, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
60 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Operations
                                                                       Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)              FGW(1)       FDS(1)       FVS(1)       FIC(1)        FSP(1)
Investment income
Dividend income from mutual funds and portfolios     $      --     $     --    $      --    $      --       $    --
Mortality and expense risk fee                           3,951        4,504        7,332        3,423         1,991
                                                         -----        -----        -----        -----         -----
Investment income (loss) -- net                         (3,951)      (4,504)      (7,332)      (3,423)       (1,991)
                                                        ======       ======       ======       ======        ======
Realized and unrealized gain (loss)
on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
     Proceeds from sales                                 3,040       15,133       14,484       36,203        11,805
     Cost of investments sold                            2,929       16,241       14,167       38,777        11,976
                                                         -----       ------       ------       ------        ------
Net realized gain (loss) on investments                    111       (1,108)         317       (2,574)         (171)
Net change in unrealized appreciation or
depreciation of investments                           (154,502)     (89,055)    (442,877)    (264,928)       38,265
                                                      --------      -------     --------     --------        ------
Net gain (loss) on investments                        (154,391)     (90,163)    (442,560)    (267,502)       38,094
                                                      --------      -------     --------     --------        ------
Net increase (decrease) in net assets
resulting from operations                            $(158,342)    $(94,667)   $(449,892)   $(270,925)      $36,103
                                                     =========     ========    =========    =========       =======

(1) For the period May 15, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
61 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statement of Operations
                                                    Segregated Asset Subaccounts
Period ended December 31, 1999                                  FND(1)
Investment income
Dividend income from mutual fund                             $  5,816
Mortality and expense risk fee                                  1,261
                                                                -----
Investment income (loss) -- net                                 4,555
                                                                =====
Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments in mutual fund:
     Proceeds from sales                                          244
     Cost of investments sold                                     245
                                                                  ---
Net realized gain (loss) on investments                            (1)
Net change in unrealized appreciation or
depreciation of investments                                   133,002
                                                              -------
Net gain (loss) on investments                                133,001
                                                              -------
Net increase (decrease) in net assets
resulting from operations                                    $137,556
                                                             ========

(1) For the period Nov. 1, 1999 (commencement of operations) to Dec. 31, 1999.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
62 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                                Segregated Asset Subaccounts
Year ended December 31, 2001                            FBC          FBD          FCR          FCM           FDE          FEM
Operations
Investment income (loss) -- net                     $   (2,978) $   277,202     $ (1,594) $    271,284  $    23,759     $ (1,733)
Net realized gain (loss) on sales of investments       (21,833)       2,454      (40,498)          22          (504)      (5,648)
Distributions from capital gains                            --           --           --           --            --           --
Net change in unrealized appreciation
or depreciation of investments                        (213,703)     (80,226)     (12,212)        (642)      205,389        8,428
                                                      --------      -------      -------         ----       -------        -----
Net increase (decrease) in net assets
resulting from operations                             (238,514)     199,430      (54,304)     270,664       228,644        1,047
                                                      ========      =======      =======      =======       =======        =====
Contract transactions
Contract purchase payments                             886,467    2,668,681      258,872   16,733,521     1,760,295       80,158
Net transfers(1)                                     1,023,440   10,468,190      356,275    3,681,202    12,751,705      110,062
Transfers for policy loans                              (4,719)      17,018          118      120,463       (22,278)      (1,877)
Policy charges                                        (116,514)    (362,508)     (32,847)  (1,564,616)     (216,304)     (10,633)
Contract terminations:
     Surrender benefits                                (12,911)    (133,017)      (2,122)    (474,469)      (97,627)      (7,951)
     Death benefits                                         --           --           --           --            --           --
                                                      --------      -------      -------         ----       -------        -----
Increase (decrease) from contract transactions       1,775,763   12,658,364      580,296   18,496,101    14,175,791      169,759
                                                     ---------   ----------      -------   ----------    ----------      -------
Net assets at beginning of year                        832,509      610,155       97,768    4,096,748       269,172      109,451
                                                       -------      -------       ------    ---------       -------      -------
Net assets at end of year                           $2,369,758  $13,467,949     $623,760  $22,863,513   $14,673,607     $280,257
                                                    ==========  ===========     ========  ===========   ===========     ========
Accumulation unit activity
Units outstanding at beginning of year                 932,662      568,365      114,993    3,973,776       272,852      141,154
Contract purchase payments                           1,148,603    2,355,138      367,000   15,901,546     1,805,810      111,158
Net transfers(1)                                     1,304,048    9,255,906      472,686    3,519,286    12,965,865      146,395
Transfers for policy loans                              (6,348)      14,852         (319)     115,071       (22,980)      (2,622)
Policy charges                                        (147,971)    (315,540)     (47,066)  (1,459,845)     (221,761)     (14,700)
Contract terminations:
     Surrender benefits                                (22,889)    (121,014)      (3,205)    (476,350)     (104,854)     (11,453)
     Death benefits                                         --           --           --           --            --           --
                                                      --------      -------      -------         ----       -------        -----
Units outstanding at end of year                     3,208,105   11,757,707      904,089   21,573,484    14,694,932      369,932
                                                     =========   ==========      =======   ==========    ==========      =======

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
63 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                                Segregated Asset Subaccounts
Year ended December 31, 2001 (continued)                FEX          FFI          FGB          FGR           FIE          FMF
Operations
Investment income (loss) -- net                     $  314,670   $   59,892   $   27,747  $   (61,554)   $    2,749   $   27,821
Net realized gain (loss) on sales of investments        (5,805)       4,306          973      (90,685)      (62,256)     (28,115)
Distributions from capital gains                            --           --           --           --            --           --
Net change in unrealized appreciation
or depreciation of investments                        (260,957)     (20,534)     (16,471)  (2,139,731)     (147,032)    (136,357)
                                                      --------      -------      -------   ----------      --------     --------
Net increase (decrease) in net assets
resulting from operations                               47,908       43,664       12,249   (2,291,970)     (206,539)    (136,651)
                                                        ======       ======       ======   ==========      ========     ========
Contract transactions
Contract purchase payments                           1,177,972      890,807      330,262    4,342,085       463,028    1,038,634
Net transfers(1)                                     5,374,555    3,998,845    1,159,771    3,823,656       333,288    1,487,932
Transfers for policy loans                             (11,942)      78,441        9,372      (49,913)       (3,923)      (6,583)
Policy charges                                        (140,157)    (123,590)     (52,396)    (548,978)      (64,007)    (201,002)
Contract terminations:
     Surrender benefits                                (43,525)    (202,969)     (16,631)     (76,801)       (4,716)     (11,218)
     Death benefits                                         --           --           --           --            --           --
                                                      --------      -------      -------   ----------      --------     --------
Increase (decrease) from contract transactions       6,356,903    4,641,534    1,430,378    7,490,049       723,670    2,307,763
                                                     ---------    ---------    ---------    ---------       -------    ---------
Net assets at beginning of year                        745,358      127,441      214,503    4,494,469       476,141      566,546
                                                       -------      -------      -------    ---------       -------      -------
Net assets at end of year                           $7,150,169   $4,812,639   $1,657,130  $ 9,692,548    $  993,272   $2,737,658
                                                    ==========   ==========   ==========  ===========    ==========   ==========
Accumulation unit activity
Units outstanding at beginning of year                 804,192      118,812      200,321    5,835,019       554,025      590,535
Contract purchase payments                           1,228,254      796,429      310,022    7,378,052       705,777    1,177,060
Net transfers(1)                                     5,588,192    3,564,792    1,085,730    6,359,146       486,714    1,708,602
Transfers for policy loans                             (12,345)      68,966        8,601      (84,000)       (5,476)      (7,718)
Policy charges                                        (144,145)    (109,904)     (34,637)    (932,887)      (96,714)    (233,197)
Contract terminations:
     Surrender benefits                                (47,871)    (182,432)     (29,169)    (165,710)       (8,265)     (14,523)
     Death benefits                                         --           --           --           --            --           --
                                                      --------      -------      -------   ----------      --------     --------
Units outstanding at end of year                     7,416,277    4,256,663    1,540,868   18,389,620     1,636,061    3,220,759
                                                     =========    =========    =========   ==========     =========    =========

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
64 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                                Segregated Asset Subaccounts
Year ended December 31, 2001 (continued)                FND          FIV          FSM          FSA           FSB          FRE
Operations
Investment income (loss) -- net                    $  (298,541) $     5,596   $  (16,478) $   (27,393)   $   35,729   $   50,235
Net realized gain (loss) on sales of investments       (98,898)     (16,165)      (3,437)     (70,428)       (4,724)         152
Distributions from capital gains                            --           --           --           --        19,347           --
Net change in unrealized appreciation
or depreciation of investments                      (6,499,837)    (351,202)     113,812   (1,305,987)      (71,023)     240,426
                                                    ----------     --------      -------   ----------       -------      -------
Net increase (decrease) in net assets
resulting from operations                           (6,897,276)    (361,771)      93,897   (1,403,808)      (20,671)     290,813
                                                    ==========     ========       ======   ==========       =======      =======
Contract transactions
Contract purchase payments                          21,335,131    2,164,888    1,054,730    2,665,080       178,561    1,331,548
Net transfers(1)                                    27,620,907    6,968,654    2,427,206    2,457,345       822,606    5,115,915
Transfers for policy loans                            (211,478)      (2,157)      (1,257)     (32,894)         (193)     (15,021)
Policy charges                                      (3,469,137)    (235,097)    (106,341)    (351,889)      (24,247)    (145,426)
Contract terminations:
     Surrender benefits                               (893,719)     (76,699)     (21,461)     (49,191)         (505)     (47,013)
     Death benefits                                    (24,182)          --           --         (387)           --           --
                                                    ----------     --------      -------   ----------       -------      -------
Increase (decrease) from contract transactions      44,357,522    8,819,589    3,352,877    4,688,064       976,222    6,240,003
                                                    ----------    ---------    ---------    ---------       -------    ---------
Net assets at beginning of year                     33,486,784      953,239      488,242    2,448,854       110,913      270,326
                                                    ----------      -------      -------    ---------       -------      -------
Net assets at end of year                          $70,947,030  $ 9,411,057   $3,935,016  $ 5,733,110    $1,066,464   $6,801,142
                                                   ===========  ===========   ==========  ===========    ==========   ==========
Accumulation unit activity
Units outstanding at beginning of year              32,255,078    1,051,789      490,112    2,824,448       114,256      233,481
Contract purchase payments                          24,292,365    2,671,068    1,184,811    4,226,117       197,146    1,123,509
Net transfers(1)                                    31,573,158    8,648,348    2,735,475    3,607,190       906,039    4,312,862
Transfers for policy loans                            (239,160)      (1,798)      (1,512)     (58,485)         (225)     (12,370)
Policy charges                                      (3,843,786)    (295,087)    (117,995)    (551,360)      (25,318)    (121,050)
Contract terminations:
     Surrender benefits                             (1,227,987)    (103,270)     (26,732)    (102,567)       (2,160)     (41,377)
     Death benefits                                    (22,214)          --           --         (721)           --           --
                                                    ----------     --------      -------   ----------       -------      -------
Units outstanding at end of year                    82,787,454   11,971,050    4,264,159    9,944,622     1,189,738    5,495,055
                                                    ==========   ==========    =========    =========     =========    =========

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
65 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                                Segregated Asset Subaccounts
Year ended December 31, 2001 (continued)                FSV          FUE          FMC          FGT           FIG          FIP
Operations
Investment income (loss) -- net                     $   (8,612)  $   (1,797) $    66,288  $   (10,498)  $   (10,803)  $  (11,408)
Net realized gain (loss) on sales of investments        (1,120)     (25,308)         366     (123,280)      (25,760)      (2,344)
Distributions from capital gains                        22,083           --      536,576           --            --        5,234
Net change in unrealized appreciation
or depreciation of investments                         220,369     (221,732)     107,132   (1,971,927)   (1,719,334)    (277,122)
                                                       -------     --------      -------   ----------    ----------     --------
Net increase (decrease) in net assets
resulting from operations                              232,720     (248,837)     710,362   (2,105,705)   (1,755,897)    (285,640)
                                                       =======     ========      =======   ==========    ==========     ========
Contract transactions
Contract purchase payments                             569,755    1,226,054    2,152,879    2,536,255     4,364,965      578,101
Net transfers(1)                                     3,096,275    3,053,969    9,150,524    1,916,159     9,158,545    2,520,884
Transfers for policy loans                             (28,129)      (8,602)       4,895      (24,328)      (51,798)       6,010
Policy charges                                         (72,560)    (150,419)    (217,365)    (315,276)     (536,904)     (57,004)
Contract terminations:
     Surrender benefits                                (43,564)     (46,506)     (97,853)     (90,030)     (201,395)     (27,352)
     Death benefits                                         --           --           --           --            --           --
                                                       -------     --------      -------   ----------    ----------     --------
Increase (decrease) from contract transactions       3,521,777    4,074,496   10,993,080    4,022,780    12,733,413    3,020,639
                                                     ---------    ---------   ----------    ---------    ----------    ---------
Net assets at beginning of year                         92,256    1,105,891      392,653    3,876,901     4,782,730      275,666
                                                        ------    ---------      -------    ---------     ---------      -------
Net assets at end of year                           $3,846,753   $4,931,550  $12,096,095  $ 5,793,976   $15,760,246   $3,010,665
                                                    ==========   ==========  ===========  ===========   ===========   ==========
Accumulation unit activity
Units outstanding at beginning of year                  81,251    1,219,898      327,812    5,390,454     5,721,975      286,622
Contract purchase payments                             475,499    1,530,116    1,722,481    5,077,086     6,590,352      758,423
Net transfers(1)                                     2,568,198    3,741,449    7,291,486    3,387,534    13,733,647    3,218,970
Transfers for policy loans                             (22,807)     (11,031)       4,955      (54,370)      (70,631)       8,482
Policy charges                                         (60,534)    (185,557)    (172,247)    (594,369)     (791,024)     (73,707)
Contract terminations:
     Surrender benefits                                (37,353)     (60,891)     (79,463)    (237,359)     (335,211)     (39,405)
     Death benefits                                         --           --           --           --            --           --
                                                       -------     --------      -------   ----------    ----------     --------
Units outstanding at end of year                     3,004,254    6,233,984    9,095,024   12,968,976    24,849,108    4,159,385
                                                     =========    =========    =========   ==========    ==========    =========

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
66 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                                Segregated Asset Subaccounts
Year ended December 31, 2001 (continued)                FGW          FDS          FVS          FIC           FSP
Operations
Investment income (loss) -- net                    $   (48,132) $   (54,661) $   (50,523) $   (24,490)   $  (33,500)
Net realized gain (loss) on sales of investments        (9,055)     (10,930)     (73,134)     (14,104)       (2,756)
Distributions from capital gains                        26,071      123,787      519,406      578,266            --
Net change in unrealized appreciation
or depreciation of investments                        (985,505)     158,445   (2,233,239)  (1,125,768)      577,467
                                                      --------      -------   ----------   ----------       -------
Net increase (decrease) in net assets
resulting from operations                           (1,016,621)     216,641   (1,837,490)    (586,096)      541,211
                                                    ==========      =======   ==========     ========       =======
Contract transactions
Contract purchase payments                           2,781,376    2,997,082    3,685,759    1,433,063     1,891,301
Net transfers(1)                                     8,188,452    6,915,600    3,488,285    2,636,427     6,850,038
Transfers for policy loans                              (2,106)     (24,881)     (40,053)     (12,271)      (10,121)
Policy charges                                        (330,806)    (357,577)    (434,660)    (158,779)     (202,873)
Contract terminations:
     Surrender benefits                                (99,597)     (97,971)     (89,459)     (55,323)      (97,572)
     Death benefits                                         --           --           --           --            --
                                                      --------      -------   ----------   ----------       -------
Increase (decrease) from contract transactions      10,537,319    9,432,253    6,609,872    3,843,117     8,430,773
                                                    ----------    ---------    ---------    ---------     ---------
Net assets at beginning of year                      2,008,415    2,433,881    3,631,022    1,468,404       940,350
                                                     ---------    ---------    ---------    ---------       -------
Net assets at end of year                          $11,529,113  $12,082,775  $ 8,403,404  $ 4,725,425    $9,912,334
                                                   ===========  ===========  ===========  ===========    ==========
Accumulation unit activity
Units outstanding at beginning of year               2,175,333    2,518,391    4,011,016    1,980,589       889,813
Contract purchase payments                           3,896,557    3,463,153    5,781,472    2,298,405     1,723,377
Net transfers(1)                                    11,308,702    7,892,126    5,190,217    4,239,117     6,165,569
Transfers for policy loans                              (1,609)     (29,255)     (59,373)     (19,165)       (8,880)
Policy charges                                        (455,201)    (407,724)    (671,376)    (224,417)     (181,091)
Contract terminations:
     Surrender benefits                               (160,276)    (121,374)    (164,987)    (117,965)      (91,361)
     Death benefits                                         --           --           --           --            --
                                                      --------      -------   ----------   ----------       -------
Units outstanding at end of year                    16,763,506   13,315,317   14,086,969    8,156,564     8,497,427
                                                    ==========   ==========   ==========    =========     =========

(1) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
67 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                                Segregated Asset Subaccounts
Period ended December 31, 2000                          FBC(1)       FBD(1)       FCR(1)       FCM(1)        FDE(1)       FEM(1)
Operations
Investment income (loss) -- net                       $    (81)    $  6,540     $ 10,734   $   39,899      $    397     $   (274)
Net realized gain (loss) on investments                 (2,339)          25       (4,603)           4         2,364       (1,086)
Net change in unrealized appreciation
or depreciation of investments                         (64,018)       7,819      (18,118)         108         2,359      (15,391)
                                                       -------        -----      -------          ---         -----      -------
Net increase (decrease) in net assets
resulting from operations                              (66,438)      14,384      (11,987)      40,011         5,120      (16,751)
                                                       =======       ======      =======       ======         =====      =======
Contract transactions
Contract purchase payments                             104,200      140,996       22,419    2,264,370        70,369       18,219
Net transfers(2)                                       806,839      465,028       89,950    1,961,253       146,828      110,002
Transfers for policy loans                                  --           --           --      (40,922)       50,111           --
Policy charges                                         (11,755)     (10,235)      (2,521)    (127,957)       (3,256)      (1,703)
Contract terminations:
     Surrender benefits                                   (337)         (18)         (93)          (7)           --         (316)
     Death benefits                                         --           --           --           --            --           --
                                                       -------        -----      -------          ---         -----      -------
Increase (decrease) from contract transactions         898,947      595,771      109,755    4,056,737       264,052      126,202
                                                       -------      -------      -------    ---------       -------      -------
Net assets at beginning of year                             --           --           --           --            --           --
                                                       -------        -----      -------          ---         -----      -------
Net assets at end of year                             $832,509     $610,155     $ 97,768   $4,096,748      $269,172     $109,451
                                                      ========     ========     ========   ==========      ========     ========
Accumulation unit activity
Units outstanding at beginning of year                      --           --           --           --            --           --
Contract purchase payments                             110,495      134,318       24,103    2,215,212        71,190       21,321
Net transfers(2)                                       834,993      443,788       93,746    1,923,699       153,556      122,228
Transfers for policy loans                                  --           --           --      (40,022)       51,472           --
Policy charges                                         (12,448)      (9,634)      (2,764)    (125,107)       (3,366)      (2,006)
Contract terminations:
     Surrender benefits                                   (378)        (107)         (92)          (6)           --         (389)
     Death benefits                                         --           --           --           --            --           --
                                                       -------        -----      -------          ---         -----      -------
Units outstanding at end of year                       932,662      568,365      114,993    3,973,776       272,852      141,154
                                                       =======      =======      =======    =========       =======      =======

(1) For the period May 15, 2000 (commencement of operations) to Dec. 31, 2000.
(2) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
68 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                                Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)              FEX(1)       FFI(1)       FGB(1)       FGR(1)        FIE(1)       FMF(1)
Operations
Investment income (loss) -- net                       $ 17,809     $  1,863     $    920   $   (9,443)    $  84,660     $ 21,578
Net realized gain (loss) on investments                 (1,612)         235         (466)      (5,609)       (1,538)        (305)
Net change in unrealized appreciation
or depreciation of investments                         (53,163)       2,644        8,448     (913,680)     (132,389)     (37,843)
                                                       -------        -----        -----     --------      --------      -------
Net increase (decrease) in net assets
resulting from operations                              (36,966)       4,742        8,902     (928,732)      (49,267)     (16,570)
                                                       =======        =====        =====     ========       =======      =======
Contract transactions
Contract purchase payments                             114,245       23,744       46,076    1,263,017        86,773       84,538
Net transfers(2)                                       678,697      103,751      189,877    4,277,184       457,372      517,128
Transfers for policy loans                              (1,409)          --      (27,478)     (10,762)       (3,394)      (1,779)
Policy charges                                          (9,209)      (4,796)      (2,874)     (91,155)      (15,343)     (16,771)
Contract terminations:
     Surrender benefits                                     --           --           --      (15,083)           --           --
     Death benefits                                         --           --           --           --            --           --
                                                       -------        -----        -----     --------      --------      -------
Increase (decrease) from contract transactions         782,324      122,699      205,601    5,423,201       525,408      583,116
                                                       -------      -------      -------    ---------       -------      -------
Net assets at beginning of year                             --           --           --           --            --           --
                                                       -------        -----        -----     --------      --------      -------
Net assets at end of year                             $745,358     $127,441     $214,503   $4,494,469     $ 476,141     $566,546
                                                      ========     ========     ========   ==========     =========     ========
Accumulation unit activity
Units outstanding at beginning of year                      --           --           --           --            --           --
Contract purchase payments                             118,277       22,744       45,005    1,410,239        96,308       84,366
Net transfers(2)                                       697,062      100,649      185,233    4,557,897       478,092      525,208
Transfers for policy loans                              (1,521)          --      (27,115)     (11,571)       (3,715)      (1,804)
Policy charges                                          (9,626)      (4,581)      (2,802)    (101,905)      (16,660)     (17,235)
Contract terminations:
     Surrender benefits                                     --           --           --      (19,641)           --           --
     Death benefits                                         --           --           --           --            --           --
                                                       -------        -----        -----     --------      --------      -------
Units outstanding at end of year                       804,192      118,812      200,321    5,835,019       554,025      590,535
                                                       =======      =======      =======    =========       =======      =======

(1) For the period May 15, 2000 (commencement of operations) to Dec. 31, 2000.
(2) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
69 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                                Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)              FND          FIV(1)       FSM(1)       FSA(1)        FSB(1)       FRE(1)
Operations
Investment income (loss) -- net                    $ 2,106,269   $    1,594     $ 10,499  $   639,036      $  4,681     $   (529)
Net realized gain (loss) on investments                  2,691         (791)        (951)        (226)          (95)         361
Net change in unrealized appreciation
or depreciation of investments                      (5,918,989)     (57,877)     (12,835)  (1,125,698)       (9,520)      13,176
                                                    ----------      -------      -------   ----------        ------       ------
Net increase (decrease) in net assets
resulting from operations                           (3,810,029)     (57,074)      (3,287)    (486,888)       (4,934)      13,008
                                                    ==========      =======       ======     ========        ======       ======
Contract transactions
Contract purchase payments                          10,607,630      196,723      109,102      644,853        12,079       42,843
Net transfers(2)                                    25,788,226      832,137      388,108    2,351,941       104,532      218,231
Transfers for policy loans                            (253,720)          --          (25)        (788)           --           --
Policy charges                                      (1,212,450)     (18,481)      (5,604)     (50,986)         (764)      (3,756)
Contract terminations:
     Surrender benefits                                (91,535)         (66)         (52)      (9,278)           --           --
     Death benefits                                   (112,606)          --           --           --            --           --
                                                    ----------      -------      -------   ----------        ------       ------
Increase (decrease) from contract transactions      34,725,545    1,010,313      491,529    2,935,742       115,847      257,318
                                                    ----------    ---------      -------    ---------       -------      -------
Net assets at beginning of year                      2,571,268           --           --           --            --           --
                                                    ----------      -------      -------   ----------        ------       ------
Net assets at end of year                          $33,486,784   $  953,239     $488,242  $ 2,448,854      $110,913     $270,326
                                                   ===========   ==========     ========  ===========      ========     ========
Accumulation unit activity
Units outstanding at beginning of year               2,231,692           --           --           --            --           --
Contract purchase payments                           9,223,111      204,670      109,354      633,604        12,046       38,624
Net transfers(2)                                    22,264,142      866,646      386,429    2,254,355       102,968      198,268
Transfers for policy loans                            (221,198)          --           47         (767)           --           --
Policy charges                                      (1,050,928)     (19,457)      (5,669)     (51,689)         (758)      (3,411)
Contract terminations:
     Surrender benefits                               (191,741)         (70)         (49)     (11,055)           --           --
     Death benefits                                         --           --           --           --            --           --
                                                    ----------      -------      -------   ----------        ------       ------
Units outstanding at end of year                    32,255,078    1,051,789      490,112    2,824,448       114,256      233,481
                                                    ==========    =========      =======    =========       =======      =======

(1) For the period May 15, 2000 (commencement of operations) to Dec. 31, 2000.
(2) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
70 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                                Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)              FSV(1)       FUE(1)      FMC(1)      FGT(1)        FIG(1)        FIP(1)
Operations
Investment income (loss) -- net                        $  (138)  $   10,526     $ 11,229  $    12,124    $   39,063     $  2,692
Net realized gain (loss) on investments                    152         (458)         393       (9,931)          (54)         118
Net change in unrealized appreciation
or depreciation of investments                           6,848      (94,726)      29,676   (1,355,671)     (705,336)      (3,720)
                                                         -----      -------       ------   ----------      --------       ------
Net increase (decrease) in net assets
resulting from operations                                6,862      (84,658)      41,298   (1,353,478)     (666,327)        (910)
                                                         =====      =======       ======   ==========      ========         ====
Contract transactions
Contract purchase payments                               7,718      338,801       48,033    1,060,032     1,075,188       29,408
Net transfers(2)                                        78,776      871,469      308,060    4,276,308     4,468,983      251,551
Transfers for policy loans                                  --       (3,385)          --      (19,180)      (18,478)          --
Policy charges                                          (1,100)     (16,250)      (4,738)     (67,251)      (71,250)      (4,383)
Contract terminations:
     Surrender benefits                                     --          (86)          --      (19,530)       (5,386)          --
     Death benefits                                         --           --           --           --            --           --
                                                         -----      -------       ------   ----------      --------       ------
Increase (decrease) from contract transactions          85,394    1,190,549      351,355    5,230,379     5,449,057      276,576
                                                        ------    ---------      -------    ---------     ---------      -------
Net assets at beginning of year                             --           --           --           --            --           --
                                                         -----      -------       ------   ----------      --------       ------
Net assets at end of year                              $92,256   $1,105,891     $392,653  $ 3,876,901    $4,782,730     $275,666
                                                       =======   ==========     ========  ===========    ==========     ========
Accumulation unit activity
Units outstanding at beginning of year                      --           --           --           --            --           --
Contract purchase payments                               7,655      351,861       43,992    1,155,286     1,147,782       30,665
Net transfers(2)                                        74,618      888,546      288,158    4,358,020     4,679,189      260,560
Transfers for policy loans                                  --       (3,390)          --      (21,981)      (20,692)          --
Policy charges                                          (1,022)     (17,023)      (4,338)     (74,715)      (78,070)      (4,603)
Contract terminations:
     Surrender benefits                                     --          (96)          --      (26,156)       (6,234)          --
     Death benefits                                         --           --           --           --            --           --
                                                         -----      -------       ------   ----------      --------       ------
Units outstanding at end of year                        81,251    1,219,898      327,812    5,390,454     5,721,975      286,622
                                                        ======    =========      =======    =========     =========      =======

(1) For the period May 15, 2000 (commencement of operations) to Dec. 31, 2000.
(2) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
71 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statements of Changes in Net Assets
                                                                       Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)              FGW(1)       FDS(1)       FVS(1)       FIC(1)        FSP(1)
Operations
Investment income (loss) -- net                      $  (3,951)  $   (4,504)  $   (7,332)  $   (3,423)     $ (1,991)
Net realized gain (loss) on investments                    111       (1,108)         317       (2,574)         (171)
Net change in unrealized appreciation
or depreciation of investments                        (154,502)     (89,055)    (442,877)    (264,928)       38,265
                                                      --------      -------     --------     --------        ------
Net increase (decrease) in net assets
resulting from operations                             (158,342)     (94,667)    (449,892)    (270,925)       36,103
                                                      ========      =======     ========     ========        ======
Contract transactions
Contract purchase payments                             407,460      427,490      915,177      363,459       192,123
Net transfers(2)                                     1,790,022    2,141,554    3,237,698    1,398,021       731,728
Transfers for policy loans                              (2,634)     (11,105)      (6,017)      (1,353)         (886)
Policy charges                                         (27,775)     (29,299)     (63,802)     (20,763)      (18,644)
Contract terminations:
     Surrender benefits                                   (316)         (92)      (2,142)         (35)          (74)
     Death benefits                                         --           --           --           --            --
                                                      --------      -------     --------     --------        ------
Increase (decrease) from contract transactions       2,166,757    2,528,548    4,080,914    1,739,329       904,247
                                                     ---------    ---------    ---------    ---------       -------
Net assets at beginning of year                             --           --           --           --            --
                                                      --------      -------     --------     --------        ------
Net assets at end of year                           $2,008,415   $2,433,881   $3,631,022   $1,468,404      $940,350
                                                    ==========   ==========   ==========   ==========      ========
Accumulation unit activity
Units outstanding at beginning of year                      --           --           --           --            --
Contract purchase payments                             413,644      433,204      915,898      434,894       189,329
Net transfers(2)                                     1,793,494    2,126,263    3,167,715    1,572,423       719,847
Transfers for policy loans                              (3,106)     (10,916)      (5,859)      (1,561)         (855)
Policy charges                                         (28,397)     (30,064)     (64,432)     (25,058)      (18,435)
Contract terminations:
     Surrender benefits                                   (302)         (96)      (2,306)        (109)          (73)
     Death benefits                                         --           --           --           --            --
                                                      --------      -------     --------     --------        ------
Units outstanding at end of year                     2,175,333    2,518,391    4,011,016    1,980,589       889,813
                                                     =========    =========    =========    =========       =======

(1) For the period May 15, 2000 (commencement of operations) to Dec. 31, 2000.
(2) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
72 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Statement of Changes in Net Assets
                                             Segregated Asset Subaccounts
Period ended December 31, 1999                          FND(1)
Operations
Investment income (loss) -- net                     $    4,555
Net realized gain (loss) on investments                     (1)
Net change in unrealized appreciation
or depreciation of investments                         133,002
                                                       -------
Net increase (decrease) in net assets
resulting from operations                              137,556
                                                       =======
Contract transactions
Contract purchase payments                             118,620
Net transfers(2)                                     2,347,944
Transfers for policy loans                             (21,099)
Policy charges                                         (11,753)
Contract terminations:
     Surrender benefits                                     --
     Death benefits                                         --
                                                        ------
Increase (decrease) from contract transactions       2,433,712
                                                     ---------
Net assets at beginning of year                             --
                                                        ------
Net assets at end of year                           $2,571,268
                                                    ==========
Accumulation unit activity
Units outstanding at beginning of year                      --
Contract purchase payments                             108,601
Net transfers(2)                                     2,152,171
Transfers for policy loans                             (18,420)
Policy charges                                         (10,660)
Contract terminations:
     Surrender benefits                                     --
     Death benefits                                         --
                                                        ------
Units outstanding at end of year                     2,231,692
                                                     =========

(1) For the period Nov. 1, 1999 (commencement of operations) to Dec. 31, 1999.
(2) Includes transfer activity from (to) other subaccounts and transfers from
    (to) IDS Life's fixed account.

See accompanying notes to financial statements.


--------------------------------------------------------------------------------
73 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------


Notes to Financial Statements

1. ORGANIZATION
IDS Life Variable Life Separate Account (the Variable Account) was established under Minnesota law on Oct. 16, 1985 as a segregated asset account of IDS Life Insurance Company (IDS Life). The Variable Account is registered as a single unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Operations of the Variable Account commenced on Jan. 20, 1986.

The Variable Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following portfolios or funds (the Funds), which are registered under the 1940 Act as open-end management investment companies and have the following investment managers.


Subaccount   Invests exclusively in shares of                                     Investment Manager
FBC          AXP(R) Variable Portfolio - Blue Chip Advantage Fund                 IDS Life Insurance Company(1)
FBD          AXP(R) Variable Portfolio - Bond Fund                                IDS Life Insurance Company(1)
FCR          AXP(R) Variable Portfolio - Capital Resource Fund                    IDS Life Insurance Company(1)
FCM          AXP(R) Variable Portfolio - Cash Management Fund                     IDS Life Insurance Company(1)
FDE          AXP(R) Variable Portfolio - Diversified Equity Income Fund           IDS Life Insurance Company(1)
FEM          AXP(R) Variable Portfolio - Emerging Markets Fund                    IDS Life Insurance Company(2)
FEX          AXP(R) Variable Portfolio - Extra Income Fund                        IDS Life Insurance Company(1)
FFI          AXP(R) Variable Portfolio - Federal Income Fund                      IDS Life Insurance Company(1)
FGB          AXP(R) Variable Portfolio - Global Bond Fund                         IDS Life Insurance Company(1)
FGR          AXP(R) Variable Portfolio - Growth Fund                              IDS Life Insurance Company(1)
FIE          AXP(R) Variable Portfolio - International Fund                       IDS Life Insurance Company(2)
FMF          AXP(R) Variable Portfolio - Managed Fund                             IDS Life Insurance Company(1)
FND          AXP(R) Variable Portfolio - New Dimensions Fund(R)                   IDS Life Insurance Company(1)
FIV          AXP(R) Variable Portfolio - S&P 500 Index Fund                       IDS Life Insurance Company(1)
FSM          AXP(R) Variable Portfolio - Small Cap Advantage Fund                 IDS Life Insurance Company(3)
FSA          AXP(R) Variable Portfolio - Strategy Aggressive Fund                 IDS Life Insurance Company(1)
FSB          Calvert Variable Series, Inc. Social Balanced Portfolio              Calvert Asset Management Company, Inc.(4)
FRE          FTVIPT Franklin Real Estate Fund - Class 2                           Franklin Advisers, Inc.
FSV          FTVIPT Franklin Small Cap Value Securities Fund - Class 2            Franklin Advisory Services, LLC
              (previously FTVIPT Franklin Value Securities Fund - Class 2)
FUE          Goldman Sachs VIT CORE(SM) U.S. Equity Fund                          Goldman Sachs Asset Management
FMC          Goldman Sachs VIT Mid Cap Value Fund                                 Goldman Sachs Asset Management
FGT          Janus Aspen Series Global Technology Portfolio: Service Shares       Janus Capital
FIG          Janus Aspen Series International Growth Portfolio: Service Shares    Janus Capital
FIP          Lazard Retirement International Equity Portfolio                     Lazard Asset Management
FGW          MFS(R) Investors Growth Stock Series - Service Class                 MFS Investment Management(R)
FDS          MFS(R) New Discovery Series - Service Class                          MFS Investment Management(R)
FVS          Putnam VT Vista Fund - Class IB Shares                               Putnam Investment Management, LLC
FIC          Wanger International Small Cap                                       Liberty Wanger Asset Management, L.P.
FSP          Wanger U.S. Smaller Companies                                        Liberty Wanger Asset Management, L.P.
              (previously Wanger U.S. Small Cap)


(1) American Express Financial Corporation (AEFC) is the investment adviser.
(2) AEFC is the investment adviser. American Express Asset Management International, Inc. is the sub-adviser.
(3) AEFC is the investment adviser. Kenwood Capital Management LLC is the sub-adviser.
(4) SSgA Funds Management, Inc. and Brown Capital Management are the investment subadvisers.

The assets of each subaccount of the Variable Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by IDS Life.

IDS Life serves as the distributor of the American Express Single Premium Variable Life Policy.



--------------------------------------------------------------------------------
74 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Investments in the Funds
Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective Fund. Investment transactions are accounted for on the date the shares are purchased and sold. The cost of investments sold and redeemed is determined on the average cost method. Dividend distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the subaccounts' share of the Funds' undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

Federal Income Taxes
IDS Life is taxed as a life insurance company. The Variable Account is treated as part of IDS Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Variable Account.

3. VARIABLE ACCOUNT EXPENSES
IDS Life makes contractual assurances to the Variable Account that possible future adverse changes in administrative expenses and mortality experience of the policy owners and beneficiaries will not affect the Variable Account. IDS Life deducts a daily mortality and expense risk fee equal, on an annual basis, to 0.9% of the average daily net assets of each subaccount.

4. POLICY CHARGES
A monthly deduction is made for the cost of insurance and the policy fee. The cost of insurance for the policy month is determined on the monthly date by determining the net amount at risk, as of that day, and by then applying the cost of insurance rates to the net amount at risk which IDS Life is assuming for the succeeding month. The monthly deduction will be taken from the subaccounts as specified in the application for the policy.

A policy fee may be deducted each month to reimburse IDS Life for expenses incurred in administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners of policies. Additional information can be found in the applicable product's prospectus.

IDS Life deducts a premium expense charge from each premium payment. It partially compensates IDS Life for expenses in distributing the policy, including the agents' compensation, advertising and printing the prospectus and sales literature. It also compensates IDS Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies.

Each month IDS Life deducts charges for any optional insurance benefits added to the policy by rider.

Some products may also charge an administrative charge or a death benefit guarantee charge. Additional information can be found in the applicable product's prospectus.

5. SURRENDER CHARGES
IDS Life will use a surrender charge to help it recover certain expenses related to the issuance of the policy. Additional information regarding how the surrender charge is determined can be found in the applicable product's prospectus. Charges by IDS Life for surrenders are not identified on an individual segregated asset account basis. Charges for all segregated asset accounts amounted to $19,059,480 in 2001, $18,285,051 in 2000 and $19,812,217 in
1999. Such charges are not treated as a separate expense of the subaccounts or Variable Account. They are ultimately deducted from surrender benefits paid by IDS Life.




--------------------------------------------------------------------------------
75 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------


6. RELATED PARTY TRANSACTIONS
Management fees were paid indirectly to IDS Life in its capacity as investment manager for the AXP(R) Variable Portfolio Funds. The Fund's Investment Management Agreement provides for a fee at a percentage of each Fund's average daily net assets in reducing percentages annually as follows:


Fund                                                                       Percentage range
AXP(R) Variable Portfolio - Blue Chip Advantage Fund                       0.560% to 0.470%
AXP(R) Variable Portfolio - Bond Fund                                      0.610% to 0.535%
AXP(R) Variable Portfolio - Capital Resource Fund                          0.630% to 0.570%
AXP(R) Variable Portfolio - Cash Management Fund                           0.510% to 0.440%
AXP(R) Variable Portfolio - Diversified Equity Income Fund                 0.560% to 0.470%
AXP(R) Variable Portfolio - Emerging Markets Fund                          1.170% to 1.095%
AXP(R) Variable Portfolio - Extra Income Fund                              0.620% to 0.545%
AXP(R) Variable Portfolio - Federal Income Fund                            0.610% to 0.535%
AXP(R) Variable Portfolio - Global Bond Fund                               0.840% to 0.780%
AXP(R) Variable Portfolio - Growth Fund                                    0.630% to 0.570%
AXP(R) Variable Portfolio - International Fund                             0.870% to 0.795%
AXP(R) Variable Portfolio - Managed Fund                                   0.630% to 0.550%
AXP(R) Variable Portfolio - New Dimensions Fund(R)                         0.630% to 0.570%
AXP(R) Variable Portfolio - S&P 500 Index Fund                             0.290% to 0.260%
AXP(R) Variable Portfolio - Small Cap Advantage Fund                       0.790% to 0.650%
AXP(R) Variable Portfolio - Strategy Aggressive Fund                       0.650% to 0.575%


IDS Life, in turn, pays to AEFC, an affiliate of IDS Life, a fee based on a percentage of each Fund's average daily net assets for the year. This fee is equal to 0.35% for AXP(R) Variable Portfolio - International Fund and AXP(R) Variable Portfolio - S&P 500 Index Fund and 0.25% for each remaining Fund.

The AXP(R) Variable Portfolio Funds also have an agreement with IDS Life for distribution services. Under a Plan and Agreement of Distribution, each Fund pays a distribution fee at an annual rate up to 0.125% of each Fund's average daily net assets.

The AXP(R) Variable Portfolio Funds have an Administrative Services Agreement with AEFC. Under this agreement, each Fund pays AEFC a fee for administration and accounting services at a percentage of each Fund's average daily net assets in reducing percentages annually as follows:


Fund                                                                       Percentage range
AXP(R) Variable Portfolio - Blue Chip Advantage Fund                       0.040% to 0.020%
AXP(R) Variable Portfolio - Bond Fund                                      0.050% to 0.025%
AXP(R) Variable Portfolio - Capital Resource Fund                          0.050% to 0.030%
AXP(R) Variable Portfolio - Cash Management Fund                           0.030% to 0.020%
AXP(R) Variable Portfolio - Diversified Equity Income Fund                 0.040% to 0.020%
AXP(R) Variable Portfolio - Emerging Markets Fund                          0.100% to 0.050%
AXP(R) Variable Portfolio - Extra Income Fund                              0.050% to 0.025%
AXP(R) Variable Portfolio - Federal Income Fund                            0.050% to 0.025%
AXP(R) Variable Portfolio - Global Bond Fund                               0.060% to 0.040%
AXP(R) Variable Portfolio - Growth Fund                                    0.050% to 0.030%
AXP(R) Variable Portfolio - International Fund                             0.060% to 0.035%
AXP(R) Variable Portfolio - Managed Fund                                   0.040% to 0.020%
AXP(R) Variable Portfolio - New Dimensions Fund(R)                         0.050% to 0.030%
AXP(R) Variable Portfolio - S&P 500 Index Fund                             0.080% to 0.065%
AXP(R) Variable Portfolio - Small Cap Advantage Fund                       0.060% to 0.035%
AXP(R) Variable Portfolio - Strategy Aggressive Fund                       0.060% to 0.035%


The AXP(R) Variable Portfolio Funds pay custodian fees to American Express Trust Company, an affiliate of IDS Life.

--------------------------------------------------------------------------------
76 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------


7. INVESTMENT IN SHARES
The subaccounts' investments in shares of the Funds as of Dec. 31, 2001 were as follows:


Subaccount   Investment                                                                  Shares               NAV
FBC          AXP(R) Variable Portfolio - Blue Chip Advantage Fund                         288,628            $ 8.19
FBD          AXP(R) Variable Portfolio - Bond Fund                                      1,282,273             10.47
FCR          AXP(R) Variable Portfolio - Capital Resource Fund                             28,728             21.69
FCM          AXP(R) Variable Portfolio - Cash Management Fund                          22,697,098              1.00
FDE          AXP(R) Variable Portfolio - Diversified Equity Income Fund                 1,447,637             10.10
FEM          AXP(R) Variable Portfolio - Emerging Markets Fund                             37,849              7.41
FEX          AXP(R) Variable Portfolio - Extra Income Fund                              1,077,594              6.57
FFI          AXP(R) Variable Portfolio - Federal Income Fund                              464,021             10.33
FGB          AXP(R) Variable Portfolio - Global Bond Fund                                 172,375              9.55
FGR          AXP(R) Variable Portfolio - Growth Fund                                    1,485,200              6.51
FIE          AXP(R) Variable Portfolio - International Fund                               122,572              8.10
FMF          AXP(R) Variable Portfolio - Managed Fund                                     177,443             15.42
FND          AXP(R) Variable Portfolio - New Dimensions Fund(R)                         4,433,323             15.97
FIV          AXP(R) Variable Portfolio - S&P 500 Index Fund                             1,199,739              7.82
FSM          AXP(R) Variable Portfolio - Small Cap Advantage Fund                         373,218             10.47
FSA          AXP(R) Variable Portfolio - Strategy Aggressive Fund                         685,032              8.34
FSB          Calvert Variable Series, Inc. Social Balanced Portfolio                      605,945              1.76
FRE          FTVIPT Franklin Real Estate Fund - Class 2                                   378,051             17.99
FSV          FTVIPT Franklin Small Cap Value Securities Fund - Class 2                    353,237             10.89
              (previously FTVIPT Franklin Value Securities Fund - Class 2)
FUE          Goldman Sachs VIT CORE(SM) U.S. Equity Fund                                  450,782             10.94
FMC          Goldman Sachs VIT Mid Cap Value Fund                                       1,071,399             11.29
FGT          Janus Aspen Series Global Technology Portfolio: Service Shares             1,420,092              4.08
FIG          Janus Aspen Series International Growth Portfolio: Service Shares            676,405             23.30
FIP          Lazard Retirement International Equity Portfolio                             331,206              9.09
FGW          MFS(R) Investors Growth Stock Series - Service Class                       1,192,256              9.67
FDS          MFS(R) New Discovery Series - Service Class                                  793,875             15.22
FVS          Putnam VT Vista Fund - Class IB Shares                                       741,041             11.34
FIC          Wanger International Small Cap                                               306,846             15.40
FSP          Wanger U.S. Smaller Companies                                                445,498             22.25
              (previously Wanger U.S. Small Cap)


8. INVESTMENT TRANSACTIONS
The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, for the year ended Dec. 31, 2001 were as follows:


Subaccount   Investment                                                                                   Purchases
FBC          AXP(R) Variable Portfolio - Blue Chip Advantage Fund                                       $ 1,900,892
FBD          AXP(R) Variable Portfolio - Bond Fund                                                       13,587,691
FCR          AXP(R) Variable Portfolio - Capital Resource Fund                                              734,154
FCM          AXP(R) Variable Portfolio - Cash Management Fund                                            28,063,497
FDE          AXP(R) Variable Portfolio - Diversified Equity Income Fund                                  14,265,995
FEM          AXP(R) Variable Portfolio - Emerging Markets Fund                                              198,555
FEX          AXP(R) Variable Portfolio - Extra Income Fund                                                6,734,931
FFI          AXP(R) Variable Portfolio - Federal Income Fund                                              5,371,771
FGB          AXP(R) Variable Portfolio - Global Bond Fund                                                 1,545,407
FGR          AXP(R) Variable Portfolio - Growth Fund                                                      7,638,550
FIE          AXP(R) Variable Portfolio - International Fund                                                 910,648
FMF          AXP(R) Variable Portfolio - Managed Fund                                                     2,608,803
FND          AXP(R) Variable Portfolio - New Dimensions Fund(R)                                          44,398,228
FIV          AXP(R) Variable Portfolio - S&P 500 Index Fund                                               8,959,057
FSM          AXP(R) Variable Portfolio - Small Cap Advantage Fund                                         3,384,098
FSA          AXP(R) Variable Portfolio - Strategy Aggressive Fund                                         4,829,610
FSB          Calvert Variable Series, Inc. Social Balanced Portfolio                                      1,042,700
FRE          FTVIPT Franklin Real Estate Fund - Class 2                                                   6,300,820
FSV          FTVIPT Franklin Small Cap Value Securities Fund - Class 2                                    3,566,117
              (previously FTVIPT Franklin Value Securities Fund - Class 2)
FUE          Goldman Sachs VIT CORE(SM) U.S. Equity Fund                                                  4,278,596
FMC          Goldman Sachs VIT Mid Cap Value Fund                                                        11,615,207
FGT          Janus Aspen Series Global Technology Portfolio: Service Shares                               4,219,821
FIG          Janus Aspen Series International Growth Portfolio: Service Shares                           12,791,183


--------------------------------------------------------------------------------
77 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Subaccount   Investment                                                                                   Purchases
FIP          Lazard Retirement International Equity Portfolio                                           $ 3,035,557
FGW          MFS(R) Investors Growth Stock Series - Service Class                                        10,545,633
FDS          MFS(R) New Discovery Series - Service Class                                                  9,569,016
FVS          Putnam VT Vista Fund - Class IB Shares                                                       7,237,089
FIC          Wanger International Small Cap                                                               4,437,410
FSP          Wanger U.S. Smaller Companies                                                                8,423,545
              (previously Wanger U.S. Small Cap)


9. FINANCIAL HIGHLIGHTS
The table below shows certain financial information regarding the subaccounts.

                                         FBC      FBD      FCR      FCM      FDE     FEM      FEX      FFI      FGB     FGR
At Dec. 31, 2000
Accumulation unit value                $0.89    $1.07    $0.85    $1.03    $0.99   $0.78    $0.93    $1.07    $1.07   $0.77
                                       -----    -----    -----    -----    -----   -----    -----    -----    -----   -----
At Dec. 31, 2001
Accumulation unit value                $0.74    $1.15    $0.69    $1.06    $1.00   $0.76    $0.96    $1.13    $1.08   $0.53
Units (000s)                           3,208   11,758      904   21,573   14,695     370    7,416    4,257    1,541  18,390
Net assets (000s)                     $2,370  $13,468     $624  $22,864  $14,674    $280   $7,150   $4,813   $1,657  $9,693
                                      ------  -------     ----  -------  -------    ----   ------   ------   ------  ------
For the year ended Dec. 31, 2001
Investment income(1)                   0.71%    6.31%    0.41%    3.13%    1.41%   0.02%   10.78%    4.42%    4.25%      --
Expense ratio(2)                       0.90%    0.90%    0.90%    0.90%    0.90%   0.90%    0.90%    0.90%    0.90%   0.90%
Total return(3)                      (16.85%)   7.48%  (18.82%)   2.91%    1.01%  (2.56%)   3.23%    5.61%    0.93% (31.17%)
                                     ------     ----   ------     ----     ----   -----     ----     ----     ----  ------

                                         FIE      FMF      FND      FIV      FSM     FSA      FSB      FRE      FSV     FUE
At Dec. 31, 2000
Accumulation unit value                $0.86    $0.96    $1.04    $0.91    $1.00   $0.87    $0.97    $1.16    $1.14   $0.91
                                       -----    -----    -----    -----    -----   -----    -----    -----    -----   -----
At Dec. 31, 2001
Accumulation unit value                $0.61    $0.85    $0.86    $0.79    $0.92   $0.58    $0.90    $1.24    $1.28   $0.79
Units (000s)                           1,636    3,221   82,787   11,971    4,264   9,945    1,190    5,495    3,004   6,234
Net assets (000s)                       $993   $2,738  $70,947   $9,411   $3,935  $5,733   $1,066   $6,801   $3,847  $4,932
                                        ----   ------  -------   ------   ------  ------   ------   ------   ------  ------
For the year ended Dec. 31, 2001
Investment income(1)                   1.29%    2.63%    0.26%    1.03%       --   0.23%    8.94%    2.84%    0.28%   0.83%
Expense ratio(2)                       0.90%    0.90%    0.90%    0.90%    0.90%   0.90%    0.90%    0.90%    0.90%   0.90%
Total return(3)                      (29.07%) (11.46%) (17.31%) (13.19%)  (8.00%)(33.33%)  (7.22%)   6.90%   12.28% (13.19%)
                                     ------   ------   ------   ------    -----  ------    -----     ----    -----  ------

                                                  FMC      FGT      FIG      FIP     FGW      FDS      FVS      FIC     FSP
At Dec. 31, 2000
Accumulation unit value                         $1.20    $0.72    $0.84    $0.96   $0.92    $0.97    $0.91    $0.74   $1.06
                                                -----    -----    -----    -----   -----    -----    -----    -----   -----
At Dec. 31, 2001
Accumulation unit value                         $1.33    $0.45    $0.63    $0.72   $0.69    $0.91    $0.60    $0.58   $1.17
Units (000s)                                    9,095   12,969   24,849    4,159  16,764   13,315   14,087    8,157   8,497
Net assets (000s)                             $12,096   $5,794  $15,760   $3,011 $11,529  $12,083   $8,403   $4,725  $9,912
                                              -------   ------  -------   ------ -------  -------   ------   ------  ------
For the year ended Dec. 31, 2001
Investment income(1)                            2.49%    0.66%    0.78%    0.01%   0.04%       --       --       --   0.03%
Expense ratio(2)                                0.90%    0.90%    0.90%    0.90%   0.90%    0.90%    0.90%    0.90%   0.90%
Total return(3)                                10.83%  (37.50%) (25.00%) (25.00%)(25.00%)  (6.19%) (34.07%) (21.62%) 10.38%
                                               -----   ------   ------   ------  ------    -----   ------   ------   -----


(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude variable account expenses that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
(2) These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated.

--------------------------------------------------------------------------------
78 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------


Condensed Financial Information

(Unaudited)

The following tables give per-unit information about the financial history of each subaccount.


Year ended Dec. 31,                                                                 2001         2000          1999
--------------------------------------------------------------------------------------------------------------------
Subaccount FBC(1) (Investing in shares of AXP(R) Variable Portfolio -- Blue Chip Advantage Fund)
Accumulation unit value at beginning of period                                     $0.89        $1.00            --
Accumulation unit value at end of period                                           $0.74        $0.89            --
Number of accumulation units outstanding at end of period (000 omitted)            3,208          933            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FBD(1) (Investing in shares of AXP(R) Variable Portfolio -- Bond Fund)
Accumulation unit value at beginning of period                                     $1.07        $1.00            --
Accumulation unit value at end of period                                           $1.15        $1.07            --
Number of accumulation units outstanding at end of period (000 omitted)           11,758          568            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FCR(1) (Investing in shares of AXP(R) Variable Portfolio -- Capital Resource Fund)
Accumulation unit value at beginning of period                                     $0.85        $1.00            --
Accumulation unit value at end of period                                           $0.69        $0.85            --
Number of accumulation units outstanding at end of period (000 omitted)              904          115            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FCM(1) (Investing in shares of AXP(R) Variable Portfolio -- Cash Management Fund)
Accumulation unit value at beginning of period                                     $1.03        $1.00            --
Accumulation unit value at end of period                                           $1.06        $1.03            --
Number of accumulation units outstanding at end of period (000 omitted)           21,573        3,974            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FDE(1) (Investing in shares of AXP(R) Variable Portfolio -- Diversified Equity Income Fund)
Accumulation unit value at beginning of period                                     $0.99        $1.00            --
Accumulation unit value at end of period                                           $1.00        $0.99            --
Number of accumulation units outstanding at end of period (000 omitted)           14,695          273            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FEM(1) (Investing in shares of AXP(R) Variable Portfolio -- Emerging Markets Fund)
Accumulation unit value at beginning of period                                     $0.78        $1.00            --
Accumulation unit value at end of period                                           $0.76        $0.78            --
Number of accumulation units outstanding at end of period (000 omitted)              370          141            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FEX(1) (Investing in shares of AXP(R) Variable Portfolio -- Extra Income Fund)
Accumulation unit value at beginning of period                                     $0.93        $1.00            --
Accumulation unit value at end of period                                           $0.96        $0.93            --
Number of accumulation units outstanding at end of period (000 omitted)            7,416          804            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FFI(1) (Investing in shares of AXP(R) Variable Portfolio -- Federal Income Fund)
Accumulation unit value at beginning of period                                     $1.07        $1.00            --
Accumulation unit value at end of period                                           $1.13        $1.07            --
Number of accumulation units outstanding at end of period (000 omitted)            4,257          119            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FGB(1) (Investing in shares of AXP(R) Variable Portfolio -- Global Bond Fund)
Accumulation unit value at beginning of period                                     $1.07        $1.00            --
Accumulation unit value at end of period                                           $1.08        $1.07            --
Number of accumulation units outstanding at end of period (000 omitted)            1,541          200            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FGR(1) (Investing in shares of AXP(R) Variable Portfolio -- Growth Fund)
Accumulation unit value at beginning of period                                     $0.77        $1.00            --
Accumulation unit value at end of period                                           $0.53        $0.77            --
Number of accumulation units outstanding at end of period (000 omitted)           18,390        5,835            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FIE(1) (Investing in shares of AXP(R) Variable Portfolio -- International Fund)
Accumulation unit value at beginning of period                                     $0.86        $1.00            --
Accumulation unit value at end of period                                           $0.61        $0.86            --
Number of accumulation units outstanding at end of period (000 omitted)            1,636          554            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FMF(1) (Investing in shares of AXP(R) Variable Portfolio -- Managed Fund)
Accumulation unit value at beginning of period                                     $0.96        $1.00            --
Accumulation unit value at end of period                                           $0.85        $0.96            --
Number of accumulation units outstanding at end of period (000 omitted)            3,221          591            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FND(2) (Investing in shares of AXP(R) Variable Portfolio -- New Dimensions Fund(R))
Accumulation unit value at beginning of period                                     $1.04        $1.15         $1.00
Accumulation unit value at end of period                                           $0.86        $1.04         $1.15
Number of accumulation units outstanding at end of period (000 omitted)           82,787       32,255         2,232
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
79 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Year ended Dec. 31,                                                                2001         2000           1999
--------------------------------------------------------------------------------------------------------------------
Subaccount FIV(1) (Investing in shares of AXP(R) Variable Portfolio -- S&P 500 Index Fund)
Accumulation unit value at beginning of period                                     $0.91        $1.00            --
Accumulation unit value at end of period                                           $0.79        $0.91            --
Number of accumulation units outstanding at end of period (000 omitted)           11,971        1,052            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FSM(1) (Investing in shares of AXP(R) Variable Portfolio -- Small Cap Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00        $1.00            --
Accumulation unit value at end of period                                           $0.92        $1.00            --
Number of accumulation units outstanding at end of period (000 omitted)            4,264          490            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FSA(1) (Investing in shares of AXP(R) Variable Portfolio -- Strategy Aggressive Fund)
Accumulation unit value at beginning of period                                     $0.87        $1.00            --
Accumulation unit value at end of period                                           $0.58        $0.87            --
Number of accumulation units outstanding at end of period (000 omitted)            9,945        2,824            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FSB(1) (Investing in shares of Calvert Variable Series, Inc. Social Balanced Portfolio)
Accumulation unit value at beginning of period                                     $0.97        $1.00            --
Accumulation unit value at end of period                                           $0.90        $0.97            --
Number of accumulation units outstanding at end of period (000 omitted)            1,190          114            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FRE(1) (Investing in shares of FTVIPT Franklin Real Estate Fund - Class 2)
Accumulation unit value at beginning of period                                     $1.16        $1.00            --
Accumulation unit value at end of period                                           $1.24        $1.16            --
Number of accumulation units outstanding at end of period (000 omitted)            5,495          233            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FSV(1) (Investing in shares of FTVIPT Franklin Small Cap Value Securities Fund - Class 2)
(previously FTVIPT Franklin Value Securities Fund - Class 2)
Accumulation unit value at beginning of period                                     $1.14        $1.00            --
Accumulation unit value at end of period                                           $1.28        $1.14            --
Number of accumulation units outstanding at end of period (000 omitted)            3,004           81            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FUE(1) (Investing in shares of Goldman Sachs VIT CORE(SM) U.S. Equity Fund)
Accumulation unit value at beginning of period                                     $0.91        $1.00            --
Accumulation unit value at end of period                                           $0.79        $0.91            --
Number of accumulation units outstanding at end of period (000 omitted)            6,234        1,220            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FMC(1) (Investing in shares of Goldman Sachs VIT Mid Cap Value Fund)
Accumulation unit value at beginning of period                                     $1.20        $1.00            --
Accumulation unit value at end of period                                           $1.33        $1.20            --
Number of accumulation units outstanding at end of period (000 omitted)            9,095          328            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FGT(1) (Investing in shares of Janus Aspen Series Global Technology Portfolio: Service Shares)
Accumulation unit value at beginning of period                                     $0.72        $1.00            --
Accumulation unit value at end of period                                           $0.45        $0.72            --
Number of accumulation units outstanding at end of period (000 omitted)           12,969        5,390            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FIG(1) (Investing in shares of Janus Aspen Series International Growth Portfolio: Service Shares)
Accumulation unit value at beginning of period                                     $0.84        $1.00            --
Accumulation unit value at end of period                                           $0.63        $0.84            --
Number of accumulation units outstanding at end of period (000 omitted)           24,849        5,722            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FIP(1) (Investing in shares of Lazard Retirement Series International Equity Portfolio)
Accumulation unit value at beginning of period                                     $0.96        $1.00            --
Accumulation unit value at end of period                                           $0.72        $0.96            --
Number of accumulation units outstanding at end of period (000 omitted)            4,159          287            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FGW(1) (Investing in shares of MFS(R) Investors Growth Stock Series - Service Class)
Accumulation unit value at beginning of period                                     $0.92        $1.00            --
Accumulation unit value at end of period                                           $0.69        $0.92            --
Number of accumulation units outstanding at end of period (000 omitted)           16,764        2,175            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FDS(1) (Investing in shares of MFS(R) New Discovery Series - Service Class)
Accumulation unit value at beginning of period                                     $0.97        $1.00            --
Accumulation unit value at end of period                                           $0.91        $0.97            --
Number of accumulation units outstanding at end of period (000 omitted)           13,315        2,518            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FVS(1) (Investing in shares of Putnam VT Vista Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $0.91        $1.00            --
Accumulation unit value at end of period                                           $0.60        $0.91            --
Number of accumulation units outstanding at end of period (000 omitted)           14,087        4,011            --
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
80 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Variable Life Separate Account - American Express(R) Single Premium Variable Life
--------------------------------------------------------------------------------

Year ended Dec. 31,                                                                 2001         2000          1999
--------------------------------------------------------------------------------------------------------------------
Subaccount FIC(1) (Investing in shares of Wanger International Small Cap)
Accumulation unit value at beginning of period                                     $0.74        $1.00            --
Accumulation unit value at end of period                                           $0.58        $0.74            --
Number of accumulation units outstanding at end of period (000 omitted)            8,157        1,981            --
--------------------------------------------------------------------------------------------------------------------
Subaccount FSP(1) (Investing in shares of Wanger U.S. Smaller Companies)
(previously Wanger U.S. Small Cap)
Accumulation unit value at beginning of period                                     $1.06        $1.00            --
Accumulation unit value at end of period                                           $1.17        $1.06            --
Number of accumulation units outstanding at end of period (000 omitted)            8,497          890            --
--------------------------------------------------------------------------------------------------------------------

(1) Operations commenced on May 15, 2000.
(2) Operations commenced on Nov. 1, 1999.


--------------------------------------------------------------------------------
81 AMERICAN EXPRESS SINGLE PREMIUM VARIABLE LIFE -- PROSPECTUS
--------------------------------------------------------------------------------

IDS Life Insurance Company
--------------------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS
THE BOARD OF DIRECTORS
IDS LIFE INSURANCE COMPANY

We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly-owned subsidiary of American Express Financial Corporation) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP
January 28, 2002
Minneapolis, Minnesota

IDS Life Insurance Company
--------------------------------------------------------------------------------

Consolidated Balance Sheets

December 31, (In thousands, except share amounts)                                                      2001          2000
Assets
Investments:
   Fixed maturities:
      Held-to-maturity, at amortized cost (fair value: 2000, $6,471,798)                          $        --   $ 6,463,613
      Available-for-sale, at fair value (amortized cost: 2001, $20,022,072; 2000, $12,929,870)     20,157,137    12,399,990
   Common stocks                                                                                        1,704        10,333
   Mortgage loans on real estate                                                                    3,680,394     3,738,091
   Policy loans                                                                                       619,571       618,973
   Other investments                                                                                  621,897       575,551
                                                                                                      -------       -------
      Total investments                                                                            25,080,703    23,806,551
Cash and cash equivalents                                                                           1,150,251       316,974
Amounts recoverable from reinsurers                                                                   529,166       416,480
Amounts due from brokers                                                                               90,794        15,302
Other accounts receivable                                                                              46,349        42,324
Accrued investment income                                                                             278,199       334,928
Deferred policy acquisition costs                                                                   3,107,187     2,951,655
Deferred income taxes, net                                                                            156,308       136,588
Other assets                                                                                          123,246        80,054
Separate account assets                                                                            27,333,697    32,349,347
                                                                                                   ----------    ----------
Total assets                                                                                      $57,895,900   $60,450,203
                                                                                                  ===========   ===========
Liabilities and stockholder's equity
Liabilities:
   Future policy benefits:
      Fixed annuities                                                                             $19,592,273   $19,417,446
      Universal life-type insurance                                                                 3,433,904     3,410,871
      Traditional life insurance                                                                      241,165       232,913
      Disability income and long-term care insurance                                                1,227,172     1,012,247
   Policy claims and other policyholders' funds                                                        71,879        52,067
   Amounts due to brokers                                                                           1,740,031       446,347
   Other liabilities                                                                                  437,017       463,561
   Separate account liabilities                                                                    27,333,697    32,349,347
                                                                                                   ----------    ----------
      Total liabilities                                                                            54,077,138    57,384,799
                                                                                                   ----------    ----------
Commitments and contingencies
Stockholder's equity:
   Capital stock, $30 par value per share; 100,000 shares authorized, issued and outstanding            3,000         3,000
   Additional paid-in capital                                                                         688,327       288,327
   Accumulated other comprehensive income (loss), net of tax:
      Net unrealized securities gains (losses)                                                         85,549      (333,734)
      Net unrealized derivative (losses)                                                                 (774)           --
                                                                                                   ----------    ----------
         Total accumulated other comprehensive income (loss)                                           84,775      (333,734)
                                                                                                   ----------    ----------
   Retained earnings                                                                                3,042,660     3,107,811
                                                                                                   ----------    ----------
         Total stockholder's equity                                                                 3,818,762     3,065,404
                                                                                                   ----------    ----------
Total liabilities and stockholder's equity                                                        $57,895,900   $60,450,203
                                                                                                  ===========   ===========

See notes to consolidated financial statements.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Consolidated Statements of Income

Years ended December 31, (In thousands)                                                 2001          2000           1999
Revenues
Premiums:
   Traditional life insurance                                                       $   59,415     $   56,187   $    53,790
   Disability income and long-term care insurance                                      255,428        231,311       201,637
                                                                                       -------        -------       -------
      Total premiums                                                                   314,843        287,498       255,427
Net investment income                                                                1,485,688      1,730,605     1,919,573
Contractholder charges                                                                 489,583        438,127       411,994
Management and other fees                                                              473,406        598,168       473,108
Net realized (loss) gain on investments                                               (649,752)       (16,975)       26,608
                                                                                      --------        -------        ------
      Total revenues                                                                 2,113,768      3,037,423     3,086,710
                                                                                     ---------      ---------     ---------
Benefits and expenses
Death and other benefits:
   Traditional life insurance                                                           35,519         29,042        29,819
   Universal life-type insurance and investment contracts                              175,247        131,467       118,561
   Disability income and long-term care insurance                                       44,725         40,246        30,622
Increase in liabilities for future policy benefits:
   Traditional life insurance                                                            7,231          5,765         7,311
   Disability income and long-term care insurance                                      123,227        113,239        87,620
Interest credited on universal life-type insurance and investment contracts          1,137,636      1,169,641     1,240,575
Amortization of deferred policy acquisition costs                                      371,342        362,106       321,036
Other insurance and operating expenses                                                 407,798        378,653       346,849
                                                                                       -------        -------       -------
      Total benefits and expenses                                                    2,302,725      2,230,159     2,182,393
                                                                                     ---------      ---------     ---------
(Loss) income before income tax (benefit) expense a
   nd cumulative effect of accounting change                                          (188,957)       807,264       904,317
Income tax (benefit) expense                                                          (145,222)       221,627       267,864
                                                                                      --------        -------       -------
(Loss) income before cumulative effect of accounting change                            (43,735)       585,637       636,453
Cumulative effect of accounting change (net of income tax benefit of $11,532)          (21,416)            --            --
                                                                                      --------        -------       -------
Net (loss) income                                                                   $  (65,151)    $  585,637    $  636,453
                                                                                    ----------     ----------    ----------

See notes to consolidated financial statements.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Consolidated Statements of Stockholder's Equity

                                                                                      Accumulated
                                                                                         other
                                                                       Additional    comprehensive                    Total
                                                           Capital       paid-in    income (loss),   Retained     stockholder's
For the three years ended December 31, 2001 (In thousands)  stock        capital      net of tax     earnings        equity
Balance, January 1, 1999                                   $3,000       $288,327     $ 169,584     $2,645,721    $3,106,632
Comprehensive income:
   Net income                                                  --             --            --        636,453       636,453
   Unrealized holding losses arising
      during the year, net of deferred
      policy acquisition costs of $28,444
      and income taxes of $304,936                             --             --      (566,311)            --      (566,311)
   Reclassification adjustment
      for gains included in net income,
      net of income tax of $7,810                              --             --       (14,503)            --       (14,503)
                                                           ------       --------     ---------     ----------    ----------
   Other comprehensive loss                                    --             --      (580,814)            --      (580,814)
                                                           ------       --------     ---------     ----------    ----------
   Comprehensive income                                                                                              55,639
Cash dividends                                                 --             --            --       (350,000)     (350,000)
                                                           ------       --------     ---------     ----------    ----------

Balance, December 31, 1999                                  3,000        288,327      (411,230)     2,932,174     2,812,271
Comprehensive income:
   Net income                                                  --             --            --        585,637       585,637
   Unrealized holding gains arising
      during the year, net of deferred
      policy acquisition costs of ($5,154)
      and income taxes of ($46,921)                            --             --        87,138             --        87,138
   Reclassification adjustment for gains
      included in net income,
      net of income tax of $5,192                              --             --        (9,642)            --        (9,642)
                                                           ------       --------     ---------     ----------    ----------
   Other comprehensive income                                  --             --        77,496             --        77,496
                                                           ------       --------     ---------     ----------    ----------
   Comprehensive income                                                                                             663,133
Cash dividends                                                 --             --            --       (410,000)     (410,000)
                                                           ------       --------     ---------     ----------    ----------

Balance, December 31, 2000                                  3,000        288,327      (333,734)     3,107,811     3,065,404
Comprehensive income:
   Net loss                                                    --             --            --        (65,151)      (65,151)
   Cumulative effect of adopting SFAS No. 133,
      net of income tax benefit of $626                        --             --        (1,162)            --        (1,162)
   Unrealized holding losses on
      available-for-sale securities arising
      during the year, net of deferred
      policy acquisition costs of ($20,191)
      and income taxes of $15,037                              --             --       (11,262)            --       (11,262)
   Reclassification adjustment for losses
      on available-for-sale securities
      included in net loss, net of
      income tax benefit of $228,003                           --             --       423,434             --       423,434
   Reclassification adjustment for losses on
      derivatives included in net loss,
      net of income tax benefit of $4,038                      --             --         7,499             --         7,499
                                                           ------       --------     ---------     ----------    ----------
   Other comprehensive income                                  --             --       418,509             --       418,509
                                                           ------       --------     ---------     ----------    ----------
   Comprehensive income                                                                                             353,358
Capital contribution                                           --        400,000            --             --       400,000
                                                           ------       --------     ---------     ----------    ----------
Balance, December 31, 2001                                 $3,000       $688,327     $  84,775     $3,042,660    $3,818,762
                                                           ======       ========     =========     ==========    ==========

See notes to consolidated financial statements.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

Years ended December 31, (In thousands)
                                                                                        2001           2000           1999
Cash flows from operating activities
Net (loss) income                                                                  $   (65,151)   $   585,637   $   636,453
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
   Cumulative effect of accounting change, net of tax                                   21,416             --            --
   Policy loans, excluding universal life-type insurance:
      Issuance                                                                         (43,687)       (61,313)      (56,153)
      Repayment                                                                         54,004         56,088        54,105
   Change in amounts recoverable from reinsurers                                      (112,686)       (89,312)      (64,908)
   Change in other accounts receivable                                                  (4,025)         6,254          (615)
   Change in accrued investment income                                                  56,729          8,521        23,125
   Change in deferred policy acquisition costs, net                                   (175,723)      (291,634)     (140,379)
   Change in liabilities for future policy benefits for traditional life,
      disability income and long-term care insurance                                   223,177        206,377       153,157
   Change in policy claims and other policyholder's funds                               19,812         27,467       (45,709)
   Deferred income tax (benefit) provision                                            (246,205)        37,704        79,796
   Change in other liabilities                                                         (24,509)      (120,256)      169,395
   Amortization of premium (accretion of discount), net                                108,958         37,909       (17,907)
   Net realized loss (gain) on investments                                             649,752         16,975       (26,608)
   Contractholder charges, non-cash                                                   (217,496)      (151,745)     (175,059)
   Other, net                                                                          (83,023)        (9,279)       (5,324)
                                                                                       -------         ------        ------
      Net cash provided by operating activities                                        161,343        259,393       583,369
                                                                                       -------        -------       -------
Cash flows from investing activities
Held-to-maturity securities:
   Purchases                                                                                --         (4,487)       (3,030)
   Maturities, sinking fund payments and calls                                              --        589,742       741,949
   Sales                                                                                    --         50,067        66,547
Available-for-sale securities:
   Purchases                                                                        (9,477,740)    (1,454,010)   (3,433,128)
   Maturities, sinking fund payments and calls                                       2,706,147      1,019,403     1,442,507
   Sales                                                                             5,493,141      1,237,116     1,691,389
Other investments, excluding policy loans:
   Purchases                                                                          (442,876)      (706,082)     (657,383)
   Sales                                                                               370,636        435,633       406,684
Change in amounts due from brokers                                                     (75,492)       (15,157)          182
Change in amounts due to brokers                                                     1,293,684        298,236       (47,294)
                                                                                     ---------        -------       -------
      Net cash (used in) provided by investing activities                             (132,500)     1,450,461       208,423
                                                                                      --------      ---------       -------
Cash flows from financing activities
Activities related to universal life-type insurance and investment contracts:
   Considerations received                                                           2,088,114      1,842,026     2,031,630
   Surrenders and other benefits                                                    (2,810,401)    (3,974,966)   (3,669,759)
   Interest credited to account balances                                             1,137,636      1,169,641     1,240,575
Universal life-type insurance policy loans:
   Issuance                                                                            (83,720)      (134,107)     (102,239)
   Repayment                                                                            72,805         82,193        67,881
Capital contribution                                                                   400,000             --            --
Dividends paid                                                                              --       (410,000)     (350,000)
                                                                                      --------      ---------       -------
      Net cash provided by (used in) financing activities                              804,434     (1,425,213)     (781,912)
                                                                                      --------      ---------       -------
Net increase in cash and cash equivalents                                              833,277        284,641         9,880
Cash and cash equivalents at beginning of year                                         316,974         32,333        22,453
                                                                                      --------      ---------       -------
Cash and cash equivalents at end of year                                           $ 1,150,251   $    316,974 $      32,333
                                                                                   ===========   ============ =============
Supplemental disclosures:
   Income taxes paid                                                             $          --   $    225,704  $    214,940
   Interest on borrowings                                                               23,688          3,299         4,521

See notes to consolidated financial statements.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of business
IDS Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the State of Minnesota. The Company is a wholly-owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly-owned subsidiary of American Express Company. The Company serves residents of all states except New York. IDS Life Insurance Company of New York is a wholly-owned subsidiary of the Company and serves New York State residents. The Company also wholly-owns American Enterprise Life Insurance Company, American Centurion Life Assurance Company, American Partners Life Insurance Company and American Express Corporation.

The Company's principal products are deferred annuities and universal life insurance, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company's insurance products include universal life (fixed and variable), whole life, single premium life and term products (including waiver of premium and accidental death benefits). The Company also markets disability income and long-term care insurance.

Revenue recognition
Profits on fixed deferred annuities are the excess of contractholder charges and investment income earned from investment of contract considerations over interest credited to contract values, amortization of deferred acquisition costs, and other expenses. Profits on variable deferred annuities also include the excess of management and other fees over the costs of guaranteed benefits provided. Contractholder charges include policy fees and surrender charges. Management and other fees include investment management fees from underlying proprietary mutual funds, certain fee revenues from underlying nonproprietary mutual funds and mortality and expense risk fees from the variable annuity separate accounts.

Profits on fixed universal life insurance are the excess of contractholder charges and investment income earned from investment of contract considerations over interest credited to contract values, death and other benefits paid in excess of contract values, amortization of deferred acquisition costs, and other expenses. Profits on variable universal life insurance also include management and other fees. Contractholder charges include the monthly cost of insurance charges, issue and administrative fees and surrender charges. These charges also include the minimum death benefit guarantee fees received from the variable life insurance separate accounts. Management and other fees include investment management fees from underlying proprietary mutual funds, certain fee revenues from underlying nonproprietary mutual funds and mortality and expense risk fees received from the variable life insurance separate accounts.

Premiums on traditional life, disability income and long-term care insurance policies are recognized as revenue when due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

Basis of presentation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities (see Note 4). Certain prior year amounts have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments -- securities
Debt securities that the Company has both the positive intent and the ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. All other debt securities and marketable equity securities are classified as available-for-sale and carried at fair value. Unrealized gains and losses on securities classified as available-for-sale are carried as a separate component of accumulated other comprehensive income (loss), net of the related deferred policy acquisition costs and income taxes. When evidence indicates there is a decline in a security's value, which is other than temporary, the security is written down to fair value through a charge to current year's earnings.

IDS Life Insurance Company
--------------------------------------------------------------------------------

The Company's investment portfolio contains structured investments, including Collateralized Debt Obligations (CDOs) (obligations that are primarily backed by high-yield bonds), which are not readily marketable. The carrying values of these investments are based on cash flow projections and, as such, these values are subject to change. If actual cash flows are less than projected, losses would be recognized; increases in cash flows would be recognized over future periods.
Realized investment gains or losses are determined on an identified cost basis.

Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

Investments -- mortgage loans on real estate
Mortgage loans on real estate are carried at amortized cost less reserves for losses. The estimated fair value of the mortgage loans is determined by discounted cash flow analyses using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for losses. The reserve for losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectability of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Policy loans
Policy loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of the related policies.

Cash and cash equivalents
The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost, which approximates fair value.

Deferred policy acquisition costs
The costs of acquiring new business, principally sales compensation, policy issue costs, underwriting and certain sales expenses, have been deferred on insurance and annuity contracts. The deferred acquisition costs for most single premium deferred annuities and installment annuities are amortized using the interest method. The costs for universal life and variable universal life insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. For traditional life, disability income and long-term care insurance policies, the costs are amortized over an appropriate period in proportion to premium revenue.

Amortization of deferred policy acquisition costs requires the use of assumptions including interest margins, mortality margins, persistency rates, maintenance expense levels and, for variable products, separate account performance. For fixed and variable universal life insurance and deferred annuities, actual experience is reflected in the Company's amortization models monthly. As actual experience differs from the current assumptions, management considers the need to change key prospective assumptions underlying the amortization models. The impact of changing prospective assumptions is reflected in the period that such changes are made and is generally referred to as an unlocking adjustment. Unlocking adjustments resulted in a net increase in amortization of $33,600 in 2001 and net decreases in amortization of $12,300 in 2000 and $56,800 in 1999.

In amortizing deferred policy acquisition costs associated with variable annuities, the Company assumes contract values will appreciate at a specified long-term annual rate. The Company may project near-term appreciation at a different rate in order to maintain the long-term rate assumption.

Liabilities for future policy benefits
Liabilities for fixed and variable universal life insurance and fixed and variable deferred annuities are accumulation values.

Liabilities for equity indexed deferred annuities issued in 1997 and 1998 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits. Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Liabilities for future benefits on traditional life insurance are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on cash value plans generally anticipated to be better than persistency on term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 7% over 5 to 10 years.

Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 5% to 8%.

Reinsurance
Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for original policies issued and with the terms of the reinsurance contracts.

The maximum amount of life insurance risk retained by the Company is $750 on any policy insuring a single life and $1,500 on any policy insuring a joint-life combination. The Company retains 20% of the mortality risk on new variable universal life insurance policies and 10% of the risk on new term insurance policies. Risk not retained is reinsured with other life insurance companies, primarily on a yearly renewable term basis. Long-term care policies are primarily reinsured on a coinsurance basis. The Company retains all accidental death benefit, disability income and waiver of premium risk.

Federal income taxes
The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

Separate account business
The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners. The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts.

The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue to be payable at the initial level regardless of investment performance so long as minimum premium payments are made.

Accounting developments
In July 2000, the FASB's Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The Company adopted the consensus as of January 1, 2001. Issue 99-20 prescribes new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. The consensus primarily affects certain high-yield investments contained in structured securities. Adoption of the consensus required the Company to adjust the carrying amount of these investments downward by $21,416, net of tax, upon adoption. See Note 2 for further discussion.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133), which requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to equity, depending on the instrument's designated use. The adoption of SFAS No. 133 on January 1, 2001, resulted in a cumulative after-tax reduction to other comprehensive income of $1,162. The cumulative impact to earnings was not significant. See Note 8 for further discussion of the Company's derivative and hedging activities.

IDS Life Insurance Company
--------------------------------------------------------------------------------

SFAS No. 133 also provided a one-time opportunity to reclassify held-to-maturity security investments to available-for-sale without tainting the remaining securities in the held-to-maturity portfolio. The Company elected to take the opportunity to reclass all its held-to-maturity investments to available-for-sale.

The Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which superseded SFAS No.
125. The Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The impact on the Company's financial position or results of operations of adopting the Statement was not significant.

2. INVESTMENTS
Securities
Pursuant to the adoption of SFAS No. 133 the Company reclassified all held-to-maturity securities with a carrying value of $6,463,613 and net unrealized gains of $8,185 to available-for-sale as of January 1, 2001.

The following is a summary of securities available-for-sale at December 31,
2001:
                                                                                         Gross          Gross
                                                                       Amortized      unrealized     unrealized       Fair
                                                                         cost            gains         losses         value
Fixed maturities:
   U.S. Government agency obligations                                $    31,074      $  2,190       $     56   $    33,208
   State and municipal obligations                                         7,826           149             --         7,975
   Corporate bonds and obligations                                    11,658,888       276,332        218,365    11,716,855
   Mortgage-backed securities                                          8,292,576       103,109         32,801     8,362,884
   Foreign government bonds and obligations                               31,708         4,507             --        36,215
                                                                     -----------      --------       --------   -----------
Total fixed maturity securities                                      $20,022,072      $386,287       $251,222   $20,157,137
                                                                     ===========      ========       ========   ===========
Common stocks                                                        $       805      $    899       $     --   $     1,704
                                                                     ===========      ========       ========   ===========

The amortized cost and fair value of fixed maturity securities at December 31,
2001 by contractual maturity are as follows:
                                                                                                     Amortized       Fair
                                                                                                       cost          value
Due within one year                                                                               $ 1,093,557   $ 1,114,618
Due from one to five years                                                                          2,885,509     3,007,435
Due from five to ten years                                                                          5,503,284     5,519,588
Due in more than ten years                                                                          2,247,146     2,152,612
Mortgage-backed securities                                                                          8,292,576     8,362,884
                                                                                                    ---------     ---------
   Total                                                                                          $20,022,072   $20,157,137
                                                                                                  ===========   ===========

The timing of actual receipts may differ from contractual maturities because issuers may call or prepay obligations.

The following is a summary of held-to-maturity and available-for-sale securities at December 31, 2000:
                                                                                         Gross          Gross
                                                                        Amortized     unrealized     unrealized       Fair
Held-to-maturity                                                          cost           gains         losses         value
U.S. Government agency obligations                                    $   38,302      $  3,455       $     80    $   41,677
State and municipal obligations                                            7,678            16             --         7,694
Corporate bonds and obligations                                        5,248,517       111,466        114,330     5,245,653
Mortgage-backed securities                                             1,169,116         9,130          1,472     1,176,774
                                                                       ---------         -----          -----     ---------
   Total fixed maturity securities                                    $6,463,613      $124,067       $115,882    $6,471,798
                                                                      ==========      ========       ========    ==========

                                                                                         Gross          Gross
                                                                       Amortized      unrealized     unrealized       Fair
Available-for-sale                                                       cost            gains         losses         value
Fixed maturities:
   U.S. Government agency obligations                                $    96,408      $  6,134       $    268   $   102,274
   State and municipal obligations                                        12,848           247             --        13,095
   Corporate bonds and obligations                                     7,586,423       123,691        693,303     7,016,811
   Mortgage-backed securities                                          5,234,191        57,697         24,078     5,267,810
Total fixed maturity securities                                      $12,929,870      $187,769       $717,649   $12,399,990
                                                                     ===========      ========       ========   ===========
Common stocks                                                        $    11,829      $     --       $  1,496   $    10,333
                                                                     ===========      ========       ========   ===========

At December 31, 2001, bonds carried at $14,639 were on deposit with various states as required by law.

IDS Life Insurance Company
--------------------------------------------------------------------------------

At December 31, 2001, fixed maturity securities comprised approximately 80 percent of the Company's total investments. These securities are rated by Moody's and Standard & Poor's (S&P), except for approximately $2.6 billion of securities which are rated by AEFC's internal analysts using criteria similar to Moody's and S&P. A summary of fixed maturity securities, at amortized cost, by rating on December 31, is as follows:

Rating                                                      2001          2000
Aaa/AAA                                                $ 8,977,075   $ 6,559,188
Aaa/AA                                                          --        32,001
Aa/AA                                                      261,252       220,446
Aa/A                                                       372,120       327,147
A/A                                                      2,602,027     2,494,621
A/BBB                                                      911,477       747,636
Baa/BBB                                                  5,904,013     5,828,847
Baa/BB                                                     274,228       287,583
Below investment grade                                     719,880     2,896,014
                                                           -------     ---------
Total                                                  $20,022,072   $19,393,483
                                                       ===========   ===========

At December 31, 2001, approximately 93 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than ten percent of stockholder's equity.

During the years ended December 31, 2000 and 1999, fixed maturities classified as held-to-maturity were sold with amortized cost of $53,169 and $68,470, respectively. Net gains and losses on these sales were not significant. The sale of these fixed maturities was due to significant deterioration in the issuers' credit worthiness.

Available-for-sale securities were sold during 2001 with proceeds of $5,493,141 and gross realized gains and losses of $116,485 and $767,144, respectively. Available-for-sale securities were sold during 2000 with proceeds of $1,237,116 and gross realized gains and losses of $25,101 and $10,267, respectively. Available-for-sale securities were sold during 1999 with proceeds of $1,691,389 and gross realized gains and losses of $36,568 and $14,255, respectively.

The net unrealized gain (loss) on available-for-sale securities as of December 31, 2001 and 2000, was $135,964 and ($531,376), respectively, with the $667,340 change, net of taxes and deferred policy acquisition costs, reflected as a separate component in accumulated other comprehensive income for the year ended December 31, 2001. For the year ended December 31, 2000 the change in net unrealized losses on available-for-sale securities was a decrease of $122,196. For the year ended December 31, 1999 the change in net unrealized gain on available-for-sale securities was a decrease of $921,920.

During 2001, the Company recorded pretax losses of $828,175 to recognize the impact of higher default rate assumptions on certain structured investments; to write down lower rated securities (most of which were sold during 2001) in connection with the Company's decision to lower its risk profile by reducing the level of its high-yield portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; to write down certain other investments; and, to adopt EITF Issue 99-20, as previously discussed. Within the Consolidated Statements of Income, approximately $623,958 of these losses are included in Net realized (losses) gains on investments and approximately $171,269 are included in Net investment income, with the remaining losses recorded as a cumulative effect of accounting change.

During 2001, the Company placed a majority of its rated Collateralized Debt Obligation (CDO) (obligations that are backed primarily by high-yield bonds) securities and related accrued interest, (collectively referred to as transferred assets), having an aggregate book value of $675,347, into a securitization trust. In return, the Company received $89,535 in cash relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $585,812. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows.

There was no cash flow related to this transaction other than the receipt of the initial $89,535. Cash flows on the assets sold to investors and retained interests are not scheduled to begin until March 31, 2002 in accordance with governing documents.

Included in Other investments are affordable housing investment credits, trading securities, and real estate.

Fair values of investments represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates, estimated future cash flows and market data from independent brokers.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Mortgages loans on real estate
At December 31, 2001, approximately 15 percent of the Company's investments were mortgage loans on real estate. Concentration of credit risk by region of the United States and by type of real estate are as follows:

                                                                            December 31, 2001            December 31, 2000
                                                                       On balance       Funding     On balance        Funding
Region                                                                    sheet       commitments      sheet        commitments
East North Central                                                    $  670,387       $ 1,873     $  691,694       $18,868
West North Central                                                       549,015            --        564,576         7,621
South Atlantic                                                           815,837         9,490        884,723         7,667
Middle Atlantic                                                          352,821         9,363        378,702        13,813
New England                                                              274,486         8,700        279,147         4,604
Pacific                                                                  355,945        14,618        318,727           921
West South Central                                                       214,000           600        173,158        28,548
East South Central                                                        55,798            --         49,176         2,763
Mountain                                                                 413,053            27        409,677        10,209
                                                                      ----------       -------     ----------       -------
                                                                       3,701,342        44,671      3,749,580        95,014
Less reserves for losses                                                  20,948            --         11,489            --
                                                                      ----------       -------     ----------       -------
Total                                                                 $3,680,394       $44,671     $3,738,091       $95,014
                                                                      ==========       =======     ==========       =======

                                                                            December 31, 2001            December 31, 2000
                                                                       On balance       Funding     On balance        Funding
Property type                                                             sheet       commitments      sheet        commitments
Department/retail stores                                              $1,117,195       $13,200     $1,174,763       $11,130
Apartments                                                               694,214        11,531        780,228            --
Office buildings                                                       1,203,090         7,650      1,085,948        59,941
Industrial buildings                                                     333,713         2,263        323,766        23,943
Hotels/motels                                                            108,019            --        100,680            --
Medical buildings                                                        106,927         6,000        128,101            --
Nursing/retirement homes                                                  39,590            --         49,822            --
Mixed use                                                                 86,972            27         87,537            --
Other                                                                     11,622         4,000         18,735            --
                                                                      ----------       -------     ----------       -------
                                                                       3,701,342        44,671      3,749,580        95,014
Less reserves for losses                                                  20,948            --         11,489            --
                                                                      ----------       -------     ----------       -------
Total                                                                 $3,680,394       $44,671     $3,738,091       $95,014
                                                                      ==========       =======     ==========       =======

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. Commitments to fund mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

At December 31, 2001, 2000 and 1999, the Company's recorded investment in impaired loans was $39,601, $24,999 and $21,375, respectively, with reserves of $7,225, $4,350 and $5,750, respectively. During 2001, 2000 and 1999, the average recorded investment in impaired loans was $24,498, $27,063 and $23,815, respectively.

The Company recognized $1,285, $1,033 and $1,190 of interest income related to impaired loans for the years ended December 31, 2001, 2000 and 1999, respectively.

The following table presents changes in the reserves for mortgage loan losses:

                                                                                         2001           2000           1999
Balance, January 1                                                                     $11,489       $ 28,283       $39,795
Provision (reduction) for mortgage loan losses                                          14,959        (14,894)       (9,512)
Loan payoffs                                                                                --         (1,200)         (500)
Foreclosures and write-offs                                                             (5,500)          (700)       (1,500)
                                                                                        ------           ----        ------
Balance, December 31                                                                   $20,948       $ 11,489       $28,283
                                                                                       =======       ========       =======

IDS Life Insurance Company
--------------------------------------------------------------------------------

Sources of investment income and realized (losses) gains on investments Net investment income for the years ended December 31 is summarized as follows:
                                                                                        2001           2000           1999
Interest on fixed maturities                                                        $1,276,966     $1,473,560    $1,598,059
Interest on mortgage loans                                                             290,608        286,611       285,921
Interest on cash equivalents                                                             2,218          8,084         5,871
Other                                                                                  (44,145)         1,750        70,892
                                                                                       -------          -----        ------
                                                                                     1,525,647      1,770,005     1,960,743
Less investment expenses                                                                39,959         39,400        41,170
                                                                                        ------         ------        ------
Total                                                                               $1,485,688     $1,730,605    $1,919,573
                                                                                    ==========     ==========    ==========

Net realized (losses) gains on investments for the years ended December 31 is summarized as follows:
                                                                                         2001           2000           1999
Fixed maturities                                                                     $(621,400)      $(34,857)     $  8,802
Mortgage loans                                                                         (22,443)        15,845        10,210
Other investments                                                                       (5,909)         2,037         7,596
                                                                                        ------          -----         -----
                                                                                     $(649,752)      $(16,975)      $26,608
                                                                                     =========       ========       =======

3. INCOME TAXES
The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The income tax (benefit) expense for the years ended December 31 consists of the following:
                                                                                         2001           2000          1999
Federal income taxes
   Current                                                                           $  88,121       $176,397      $178,444
   Deferred                                                                           (234,673)        37,704        79,796
                                                                                      --------         ------        ------
                                                                                      (146,552)       214,101       258,240
State income taxes-current                                                               1,330          7,526         9,624
                                                                                         -----          -----         -----
Income tax (benefit) expense before cumulative effect of accounting change            (145,222)       221,627       267,864
Cumulative effect of accounting change income tax benefit                              (11,532)            --            --
                                                                                         -----          -----         -----
Income tax (benefit) expense                                                         $(156,754)      $221,627      $267,864
                                                                                     =========       ========      ========

Income tax (benefit) expense before the cumulative effect of accounting change, differs from that computed by using the United States statutory rate of 35%. The principal causes of the difference in each year are shown below:

                                                     2001                         2000                         1999
                                             Provision    Rate            Provision    Rate            Provision    Rate
Federal income taxes
      based on the statutory rate          $ (66,136)     (35.0%)        $282,542        35.0%         $316,511       35.0%
Tax-excluded interest and dividend income     (4,663)      (2.5)           (3,788)       (0.5)           (9,626)      (1.1)
State taxes, net of federal benefit              865        0.4             4,892         0.6             6,256        0.7
Affordable housing credits                   (73,200)     (38.7)          (54,569)       (6.8)          (31,000)      (3.4)
Other, net                                    (2,088)      (1.1)           (7,450)       (0.8)          (14,277)      (1.6)
                                              ------       ----            ------        ----           -------       ----
Total income taxes                         $(145,222)     (76.9%)        $221,627        27.5%         $267,864       29.6%
                                           =========      =====          ========        ====          ========       ====

A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2001, the Company had a policyholders' surplus account balance of $20,114. The policyholders' surplus account is only taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $7,040 have not been established because no distributions of such amounts are contemplated.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows:

                                                                                                       2001           2000
Deferred income tax assets
   Policy reserves                                                                                 $  705,637      $730,239
   Unrealized loss -- available-for-sale securities                                                        --       179,702
   Investments, other                                                                                 330,675        34,600
   Life insurance guaranty fund assessment reserve                                                      1,330         1,365
   Other                                                                                               26,492            --
                                                                                                    ---------       -------
Total deferred income tax assets                                                                    1,064,134       945,906
                                                                                                    ---------       -------
Deferred income tax liabilities
   Deferred policy acquisition costs                                                                  861,892       796,292
   Unrealized gain -- available-for-sale securities                                                    45,934            --
   Other                                                                                                   --        13,026
                                                                                                    ---------       -------
Total deferred income tax liabilities                                                                 907,826       809,318
                                                                                                    ---------       -------
Net deferred income tax assets                                                                     $  156,308      $136,588
                                                                                                   ==========      ========

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

4. STOCKHOLDER'S EQUITY
Retained earnings available for distribution as dividends to AEFC are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $1,262,335 as of December 31, 2001 and $1,493,292 as of December 31, 2000 (see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 2002 in excess of approximately $194,435 would require approval of the Department of Commerce of the State of Minnesota.

Statutory net (loss) income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

                                           2001           2000          1999
Statutory net (loss) income           $ (317,973)    $  344,973    $  478,173
Statutory capital and surplus          1,947,350      1,778,306     1,978,406
                                       ---------      ---------     ---------

The National Association of Insurance Commissioners (NAIC) revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised regulations took effect January 1, 2001. The domiciliary states of the Company and its insurance subsidiaries have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The impact of implementing these changes was an increase of $4,660 to the Company's statutory-basis capital and surplus as of January 1, 2001.

5. RELATED PARTY TRANSACTIONS
The Company loans funds to AEFC under a collateral loan agreement. The balance of the loan was $nil at December 31, 2001 and 2000. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. Interest income on related party loans totaled $nil in 2001, 2000 and 1999.

The Company participates in the American Express Company Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $263, $250 and $223 in 2001, 2000 and 1999, respectively.

The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2001, 2000 and 1999 were $662, $1,707 and $1,906, respectively.

The Company participates in defined benefit health care plans of AEFC that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of AEFC. AEFC expenses these benefits and allocates the expenses to its subsidiaries. The cost of these plans charged to operations in 2001, 2000 and 1999 was $1,011, $1,136 and $1,147, respectively.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Charges by AEFC for use of joint facilities, technology support, marketing services and other services aggregated $505,526, $582,836 and $485,177 for 2001, 2000 and 1999, respectively. Certain of these costs are included in deferred policy acquisition costs. Expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Included in other liabilities at December 31, 2001 and 2000 are $68,919 and $41,059, respectively, payable to and receivable from AEFC for federal income taxes.

6. LINES OF CREDIT
The Company has available lines of credit with AEFC aggregating $200,000 ($100,000 committed and $100,000 uncommitted). The interest rate for any borrowings is established by reference to various indices plus 20 to 45 basis points, depending on the term. Borrowings outstanding under this agreement were $nil and $50,000 uncommitted at December 31, 2001 and 2000, respectively.

7. COMMITMENTS AND CONTINGENCIES
At December 31, 2001, 2000 and 1999, traditional life and universal life-type insurance in force aggregated $108,255,014, $98,060,472 and $89,271,957 respectively, of which $25,986,706, $17,429,851 and $8,281,576 were reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under long-term care policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $114,534, $89,506 and $76,970 and reinsurance recovered from reinsurers amounted to $43,388, $32,500, and $27,816 for the years ended December 31, 2001, 2000 and 1999, respectively. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

At December 31, 2001, the Company had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

In January 2000, AEFC reached an agreement in principle to settle three class-action lawsuits related to the sales of insurance and annuity products anticipated to provide for approximately $215 million of benefits. The Company had been named as a co-defendant in all three of these lawsuits. In September 2000, both state and federal courts gave preliminary approval to the proposed settlement and AEFC mailed notices to all of the over two million class members. In May 2001, the courts entered orders approving the settlement. The orders became final in August 2001 and in October 2001 the settlement was implemented. The anticipated costs of settlement remain unchanged from prior years. The settlement as approved provides for release by class members of all insurance and annuity market conduct claims dating back to 1985. Some class members opted out of the settlement and therefore did not release their claims against AEFC or the Company. Some of these class members who opted out were represented by counsel and presented separate claims to AEFC or the Company. Most of their claims have been settled.

The Company is named as a defendant in various other lawsuits. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of these lawsuits, taken in aggregate should not have a material adverse effect on the Company's consolidated financial position.

The IRS routinely examines the Company's federal income tax returns and is currently conducting an audit for the 1993 through 1996 tax years. Management does not believe there will be a material adverse effect on the Company's consolidated financial position as a result of these audits.

8. DERIVATIVE FINANCIAL INSTRUMENTS
The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate and equity market volatility. The Company does not enter into derivative instruments for speculative purposes. As prescribed per SFAS No. 133, derivative instruments that are designated and qualify as hedging instruments are classified as a cash flow hedge, fair value hedge, or a hedge of a net investment in a foreign operation, based upon the exposure being hedged.

The Company currently has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133. For the year ended December 31, 2001, the net effect on earnings of accounting for the net changes in fair value of the following undesignated derivatives under SFAS No. 133 compared with prior rules was not significant.

The Company enters into interest rate swaps, caps and floors to manage the Company's interest rate risk and options and futures to manage equity-based risk. The values of derivative financial instruments are based on market values, dealer quotes or pricing models.

Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or equity market index. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions. Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

IDS Life Insurance Company
--------------------------------------------------------------------------------

Interest rate caps, swaps and floors are used principally to manage the Company's interest rate risk. These instruments are primarily used to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders. No interest rate swaps or floors were outstanding as of December 31, 2001. The interest rate caps expire by January 2003. The fair value of the interest rate caps is included in Other assets. Changes in the value of the interest rate caps are included in Other insurance and operating expenses.

A purchased (written) option conveys the right (obligation) to buy or sell an instrument at a fixed price for a set period of time or on a specific date. The Company writes and purchases index options to manage the risks related to annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. The Company views this strategy as a prudent management of equity market sensitivity, such that earnings are not exposed to undue risk presented by changes in equity market levels.

The annuity products contain embedded derivatives, essentially the equity based return of the product, which must be separated from the host contract and accounted for as derivative instruments per SFAS No. 133. As a result of fluctuations in equity markets, and the corresponding changes in value of the embedded derivatives, the amount of interest credited incurred by the Company related to the annuity product will positively or negatively impact reported earnings.

The purchased and written options are carried at fair value and included in Other assets and Other liabilities, respectively. The fair value of the embedded options are included in Future policy benefits for fixed annuities. The changes in fair value of the options are recognized in Other insurance and operating expenses and the embedded derivatives are recognized in Interest credited on universal life-type insurance and investment contracts. The purchased and written options expire on various dates from 2002 to 2008.

The Company also purchases futures to hedge its obligations under equity indexed annuities. The futures purchased are marked-to-market daily and exchanged traded, exposing the Company to no counterparty risk. The futures contracts mature within four months.

Index options are used to manage the equity market risk related to the fee income that the Company receives from its separate accounts and the underlying mutual funds. The amount of the fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by fluctuations in the equity market. There are no index options outstanding as of December 31, 2001 related to this strategy.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS
The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations and all non-financial instruments, such as deferred acquisition costs are excluded.

Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                                                                  2001                         2000
                                                                       Carrying         Fair         Carrying        Fair
Financial Assets                                                         value          value          value         value
Fixed maturities:
   Held-to-maturity securities                                       $        --   $        --    $ 6,463,613   $ 6,471,798
   Available-for-sale securities                                      20,157,137    20,157,137     12,399,990    12,399,990
Common stocks                                                              1,704         1,704         10,333        10,333
Mortgage loans on real estate                                          3,680,394     3,845,950      3,738,091     3,821,825
Cash and cash equivalents                                              1,150,251     1,150,251        316,974       316,974
Other securities                                                          75,721        75,721          1,130         1,130
Derivative financial instruments                                          34,477        34,477         50,387        60,615
Separate account assets                                               27,333,697    27,333,697     32,349,347    32,349,347
                                                                      ----------    ----------     ----------    ----------
Financial Liabilities
Future policy benefits for fixed annuities                           $18,139,462   $17,671,777    $18,020,824   $17,479,187
Derivative financial instruments                                           2,506         2,506          3,098         6,069
Separate account liabilities                                          24,280,092    23,716,854     28,791,949    27,822,667
                                                                      ----------    ----------     ----------    ----------

At December 31, 2001 and 2000, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $1,368,254 and $1,300,018, respectively, and policy loans of $84,557 and $96,603, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 2001 and 2000. The fair value of deferred annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 2001 and 2000.

At December 31, 2001 and 2000, the fair value of liabilities related to separate accounts is estimated as the carrying amount less any applicable surrender charges and less variable insurance contracts carried at $3,053,605 and $3,557,398, respectively.

IDS Life Insurance Company
70100 AXP Financial Center
Minneapolis, MN 55474


(800) 862-7919

                                                                 S-6199 A (5/02)

                                     PART II

                          UNDERTAKINGS TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission hereto or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

The By-Laws of IDS Life Insurance Company provide that:

     The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of this Corporation, or is or was serving at the direction of the Corporation as a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such Manager of Variable Annuity Funds A and B, director, officer, employee or agent against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The prospectus consisting of 96 pages.

         The undertakings to file reports.

         The signatures.

         The following exhibits:

1.       A.    Copies of all exhibits  required by  paragraph A of  instructions for Exhibits in Form N-8B-2 to the Registration Statement.

               (1)   (a)    Resolution  of Board  of  Directors  of IDS  Life
                            Insurance Company establishing the Trust, adopted May 9, 1985.*

                     (b) Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted October 16, 1985.*

                     (c) Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted August 5, 1994.**

                     (d) Resolution of Board of Directors of IDS Life Insurance Company establishing 27 subaccounts dated May 21, 2002 as Exhibit 1.A.(1)(d) to Pre-Effective Amendment No. 1 to Registration No. 333-83456 is filed electronically herewith.

               (2)   Not applicable.

               (3)   (a)   Not applicable.

                     (b)   (1)      Form of Division Vice President's Employment
                                    Agreement dated November 1991.*

                           (2) Form of District Manager's Rider to IDS Life Insurance Company, Personal Financial Planner's Agreement dated November 1986.*

                           (3) Form of Personal Financial Planner's Agreement dated November 1986.*

                     (c)   (1)      Schedule of Sales Commissions is filed
                                    electronically herewith.

               (4)   Not applicable.

               (5)   (a)   Form of Single Premium Variable Life Insurance Policy
                           (AXP SPVL) is filed electronically herewith.

               (6)   (a)   Certificate of Incorporation of IDS Life Insurance
                           Company, dated July 23, 1957.*

                     (b)   Amended By-Laws of IDS Life Insurance Company.*

               (7)   Not applicable.

         8.1 Form of Investment Management and Services Agreement dated December 17, 1985, between IDS Life and IDS Life Series Fund, Inc.*

         8.2 Form of Investment Advisory Agreement dated July 11, 1984, between IDS Life and IDS Financial Services Inc. relating to the Variable Account.*

         8.3      Addendum to Investment Management and Services Agreement.**

         8.4      Addendum to Investment Advisory Agreement.**

         8.5(a) Copy of Participation Agreement between IDS Life Insurance Company and AIM Variable Insurance Funds, Inc. and AIM Distributors, Inc., dated March 4, 1996, filed electronically
                  as  Exhibit  8.4  to  Post-Effective   Amendment  No.  2  to
                  Registration Statement No. 33-62407 is incorporated herein by reference.

         8.5(b) Copy of Participation Agreement By and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., and IDS Life Insurance Company, on Behalf of Itself and Its Separate Accounts, dated Oct. 7, 1996, filed electronically as
                  Exhibit 8.1(b) to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.6 Copy of Participation Agreement between IDS Life Insurance Company and TCI Portfolios, Inc., dated April 24, 1996, filed electronically as Exhibit 8.5 to Post-Effective Amendment No. 2 to Registration Statement No. 33-62407 is incorporated herein by reference.

         8.7(a) Copy of Participation Agreement By and Among Calvert Variable Series, Inc. and Calvert Asset
                  Management Co. and Calvert Distributors Inc. and IDS Life Insurance Company, dated April 14, 2000, filed as
                  Exhibit 8.7 to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.7(b) Copy of Amendment dated January 1, 2002 to Participation Agreement By and Among Calvert Variable Series, Inc. and Calvert Asset Management Co. and Calvert Distributors
                  Inc. and IDS Life Insurance Company, dated April 14, 2000, filed as Exhibit 8.3(b) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.8(a) Copy of Participation Agreement between IDS Life Insurance Company and Warburg Pincus Trust and Warburg Pincus Counselors, Inc. and Counselors Securities Inc., dated March 1, 1996, filed electronically as Exhibit 8.3 to Post-Effective Amendment No. 2 to Registration statement No. 33-62407 is incorporated herein by reference.

         8.8(b) Copy of Amendment No.1 dated April 30, 1999 to Participation Agreement between IDS Life Insurance Company and Warburg Pincus Trust and Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. and Counselors Securities Inc., filed electronically as Exhibit 8.6(b) to Pre-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.8(c) Copy of Amendment dated December 10, 2001 to Participation Agreement between IDS Life Insurance Company and Credit Suisse Warburg Pincus Trust, Credit Suisse Asset Management, Inc. and Credit Suisse Asset Management Securities, Inc. dated March 1, 1996 filed as Exhibit 8.4(c) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.9(a) Copy of Participation Agreement by and between Evergreen Variable Annuity Trust and IDS Life Insurance Company, dated August 13, 2001 filed as Exhibit 8.5(a) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.9(b) Copy of Amendment dated February 13, 2002 to Participation Agreement by and between Evergreen Variable Annuity Trust and IDS Life Insurance Company, dated August 13, filed as
                  Exhibit 8.5(b) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.10(a) Copy of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors
                  Corporation and IDS Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 8.8(a) to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.10(b) Copy of Participation Agreement among Variable Insurance Products Fund III, Fidelity Distributors Corporation and IDS Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 8.8(b) to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.10(c) Copy of Amendment No. 1 dated April 30, 2001 to Participation Agreement between IDS Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation
                  dated   September  1,  1999  filed  as  Exhibit   8.6(c)  to
                  Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.10(d) Copy of Amendment No. 1 dated April 30, 2001 to Participation Agreement between IDS Life Insurance Company, Variable
                  Insurance  Products  Fund  III  and  Fidelity   Distributors
                  Corporation dated September 1, 1999 filed as Exhibit 8.6(d) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.10(e) Copy of Amendment No. 2 dated June 29, 2001 to Participation Agreement between IDS Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated September 1, 1999 filed as Exhibit 8.6(e) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.10(f) Copy of Amendment No. 2 dated June 29, 2001 to Participation Agreement between IDS Life Insurance Company, Variable Insurance Products Fund III and Fidelity Distributors Corporation dated September 1, 1999 filed as Exhibit 8.6(f) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.10(g) Copy of Amendment No. 3 dated February 27, 2002 to Participation Agreement between IDS Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation dated September 1, 1999 filed as Exhibit 8.6(g) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.10(h) Copy of Amendment No. 3 dated February 27, 2002 to Participation Agreement between IDS Life Insurance Company, Variable Insurance Products Fund III and Fidelity Distributors Corporation dated September 1, 1999 filed as
                  Exhibit 8.6(h) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.10(i) Copy of Participation Agreement between IDS Life Insurance Company and Templeton Variable Products Series Fund and Franklin Templeton Distributors, Inc. dated March 1, 1996, filed electronically as Exhibit 8.2 to Post-Effective Amendment No. 2 to Registration Statement No. 33-62407 is incorporated herein by reference.

         8.11 Copy of Participation Agreement By and Between Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co. and IDS Life Insurance Company, dated September 1, 1999, filed electronically as Exhibit 8.3 to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.12     Copy of Participation Agreement between IDS Life
                  Insurance Company and INVESCO Variable Investment Funds, Inc, and INVESCO Distributors, Inc., dated August 13, 2001 filed as Exhibit 8.9 to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.13(a) Copy of Participation Agreement Between Janus Aspen Series and IDS Life Insurance Company, dated April 21, 2000, filed electronically as Exhibit 8.10 to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.13(b) Copy of Amendment to Participation Agreement dated July 27, 2001 by and among Janus Aspen Series and IDS Life Insurance Company dated April 21, 2000 filed as Exhibit 8.10(a) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference. .

         8.13(c)  Copy of Amendment to Participation Agreement dated
                  February 13, 2002 by and among Janus Aspen Series and IDS Life Insurance Company dated April 21, 2000 filed as Exhibit 8.10(c) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.14 Copy of Participation Agreement by and among IDS Life Insurance Company, Lazard Asset Management and Lazard Retirement Series, Inc., dated September 1, 1999, filed as Exhibit 8.11 to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.15(a) Copy of Participation Agreement Among MFS Variable Insurance Trust, IDS Life Insurance Company and
                  Massachusetts Financial Services Company, dated March 1, 2000, filed as Exhibit 8.12 to Post-Effective Amendment No. 3 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.15(b) Copy of Amendment dated June 29, 2001 to Participation Agreement by and among MFS Variable Insurance Trust, Massachusetts Financial Services Company and IDS Life Insurance Company dated March 1, 2000 filed as Exhibit 8.12(b) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.15(c) Copy of Amendment dated February 13, 2002 to Participation Agreement by and among MFS Variable Insurance Trust, Massachusetts Financial Services Company and IDS Life Insurance Company dated March 1, 2000 filed as Exhibit 8.12(c) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.16(a) Copy of Participation Agreement among Pioneer Variable Contracts Trust, IDS Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. dated August 13, 2001 filed as Exhibit 8.13(a) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.16(b) Copy of Amendment dated February 13, 2002 to Participation Agreement among Pioneer Variable Contracts Trust, IDS Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. dated August 13, 2001 filed as Exhibit 8.13(b) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.17(a) Copy of Participation Agreement by and among IDS Life Insurance Company and Putnam Capital Manager Trust and Putnam Mutual Funds Corp., dated March 1, 1996, filed electronically as Exhibit 8.1 to Post-Effective Amendment No. 2 to Registration Statement No. 33-62407 is incorporated herein by reference.

         8.17(b) Copy of Amendment 1 dated April 30, 1999 to Participation Agreement by and among IDS Life Insurance Company and Putnam Capital Manager Trust and Putnam Mutual Funds Corp., filed electronically as Exhibit 8.4(b) to Pre-Effective Amendment No. 1 to Registration Statement No. 333-79311 filed on or about August 10, 1999 is incorporated herein by reference.

         8.17(c) Copy of Amendment 2 dated February 27, 2002 to Participation Agreement among Putnam Variable Trust, Putnam Retail Management, L.P. and IDS Life Insurance Company dated October 7, 1996 filed as Exhibit 8.14(c) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.18 Copy of Participation Agreement by and among IDS Life Insurance Company and Strong Opportunity Fund II, Inc.
                  and Strong Investor Services, Inc. and Strong Investments, Inc. dated August 13, 2001 filed as Exhibit 8.16 to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.19     Copy of Participation Agreement by and among Wanger
                  Advisors Trust and Liberty Wanger Asset Management, L.P.
                  and IDS Life Insurance Company dated August 30, 1999 filed as Exhibit 8.17 to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.20(a) Copy of Participation Agreement by and among Wells Fargo Variable Trust and IDS Life Insurance Company and Stephens Inc. dated May 1, 2000 filed as Exhibit 8.18(a) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.20(b) Copy of Amendment dated February 13, 2002 to Participation Agreement by and among Wells Fargo Variable Trust and IDS Life Insurance Company and Stephens Inc. dated May 1, 2000 filed as Exhibit 8.3(b) to Post-Effective Amendment No. 10 to Registration Statement No. 333-79311 is incorporated herein by reference.

         8.21 Copy of Participation Agreement by and among IDS Life Insurance Company, American Express Financial Advisors Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. dated May 1, 2000 is filed electronically herewith.

               (9)   None.

              (10) Form of Application for the Single Premium Variable Life Insurance Policy (AXP SPVL) is filed electronically herewith.

              (11) IDS Life Insurance Company's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies is filed electronically herewith.

         B.    (1)   Not applicable.

               (2)   Not applicable.

         C.    Not applicable.

2.       Opinion of counsel is filed electronically herewith.

3.       Not applicable.

4.       Not applicable.

5.       Not applicable.

6.       Actuarial opinion of Mark Gorham, F.S.A., M.A.A.A., Vice President
         - Insurance Product Development is filed electronically herewith.

7. Written actuarial consent of Mark Gorham, F.S.A., M.A.A.A., Vice President - Insurance Product Development is filed electronically herewith.

8.       Written consent of Ernst & Young LLP is filed electronically herewith.

9. Power of Attorney dated April 9, 2002 is filed electronically herewith.

* Filed as an Exhibit to the original Registration Statement to form S-6 and is herein incorporated by reference.
** Filed as an Exhibit to Registrant's Form N-8B-2 with Pre-Effective Amendment No. 1, File No. 33-62457 and is herein by reference.
*** Filed as an Exhibit to Registrant's Form S-6, Post-Effective Amendment No. 3, File No. 33-62457 and is herein incorporated by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, IDS Life Insurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in this City of Minneapolis, and State of Minnesota on the 28th day of May, 2002.


                       IDS Life Variable Separate Account
                                  (Registrant)

                          By IDS Life Insurance Company
                                    (Sponsor)

                  By /s/      Timothy V. Bechtold*
                     ---------------------------------
                              Timothy V. Bechtold
                              Director and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following Officers and Directors of IDS Life Insurance Company in the capacities indicated on the 28th day of May, 2002:

Signature                                       Title

/s/      Gumer C. Alvero*                       Director and Executive
--------------------------------                Vice President - Annuities
         Gumer C. Alvero

/s/      Timothy V. Bechtold*                   Director and President
--------------------------------
         Timothy V. Bechtold

/s/      Barry J. Murphy*                       Director
--------------------------------
         Barry J. Murphy

/s/      Teresa J. Rasmussen*                   Vice President and General
--------------------------------                Counsel
         Teresa J. Rasmussen

/s/      Stephen W. Roszell*                    Director
--------------------------------
         Stephen W. Roszell

/s/      John T. Sweeny*                        Director and Executive
--------------------------------                Vice President - Finance
         John T. Sweeny

/s/      Philip C. Wentzel*                     Vice President and
--------------------------------                Controller
         Philip C. Wentzel

/s/      David L. Yowan*                        Vice President, Treasurer
--------------------------------                and Assistant Secretary
         David L. Yowan


*Signed   pursuant  to  Power  of  Attorney   dated  April  9,  2002  is  filed
electronically  herewith.


By:


/s/ Mary Ellyn Minenko
----------------------------------------------
    Mary Ellyn Minenko
    Counsel